                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration No. 333-31187

PROSPECTUS

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
Logo of UpRight, Inc.                                    Logo of Horizon High
                                                         Reach, Inc.
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                       W.R. CARPENTER NORTH AMERICA, INC.

       OFFER TO EXCHANGE ITS 10 5/8% SENIOR SUBORDINATED NOTES DUE 2007,
      WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT, FOR ANY AND ALL
         OF ITS OUTSTANDING 10 5/8% SENIOR SUBORDINATED NOTES DUE 2007

             THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK
                CITY TIME, ON DECEMBER 1, 1997, UNLESS EXTENDED.

    W.R. Carpenter North America, Inc., a Delaware corporation ("Carpenter" or the "Company"), hereby offers to exchange (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), up to $105,000,000 in aggregate principal amount of the Company's new 10 5/8% Senior Subordinated Notes due 2007 (the "Exchange Notes"), for the $105,000,000 in aggregate principal amount of the Company's outstanding 10 5/8% Senior Subordinated Notes due 2007 (the "Original Notes"). The Original Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes."

    The terms of the Exchange Notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to this Exchange Offer, except that (i) the Exchange Notes will be freely transferable by holders thereof (other than as provided in the next succeeding paragraph) and issued free of any covenant restricting transfer absent registration and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration Rights Agreement (as defined herein), which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be entitled to the benefits of an Indenture, dated as of June 10, 1997, governing the Original Notes and the Exchange Notes (the "Indenture"). For a complete description of the terms of the Exchange Notes, see "Description of the Notes." There will be no cash proceeds to the Company from the Exchange Offer.

    Interest on the Notes will be payable in cash semiannually on each June 15 and December 15, commencing December 15, 1997. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the redemption date. In addition, the Company may redeem in the aggregate up to 35% of the original principal amount of the Notes at any time and from time to time prior to June 15, 2000, at a redemption price equal to 110.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the Net Proceeds (as defined herein) of one or more Public Equity Offerings (as defined herein); provided, that at least $75.0 million of the principal amount of the Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering. The Registrar is not required to transfer or exchange any Note selected for redemption. See "Description of the Notes -- Optional Redemption" and "Description of the Notes -- Transfer and Exchange."

    Upon a Change of Control (as defined herein), the Company will be required to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the purchase date. See "Description of the Notes -- Change of Control Offer." In addition, the Company will be obligated in certain instances to make an offer to purchase the Notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest with the net cash proceeds of certain asset sales. See "Description of the Notes -- Certain Covenants -- Limitation on Certain Asset Sales."

    The Exchange Notes will bear interest from the most recent date to which interest has been paid on the Original Notes, or if no interest has been paid on the Original Notes, from June 10, 1997. Holders whose Original Notes are accepted for exchange will not receive any payment in respect of interest on such Original Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer. See "The Exchange Offer -- Terms of the Exchange Offer."

    The Notes will be general unsecured obligations of the Company and will rank subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and senior in right of payment to any subordinated indebtedness of the Company. The Notes will be unconditionally guaranteed (the "Guarantees") on an unsecured senior subordinated basis by each of the Company's subsidiaries (the "Guarantors"). Each Guarantee will be subordinated to all Senior Indebtedness of such Guarantor. As of June 29, 1997, after giving effect to the offering of the Original Notes, and the application of the net proceeds thereof, the Company had no Senior Indebtedness outstanding, and the Guarantors had $6.6 million of Senior Indebtedness outstanding.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF THE NOTES.

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 22, 1997.
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                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Exchange Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof. The Registration Statement (and the exhibits and schedules thereto), as well as the periodic reports and other information filed by the Company with the Commission, may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such information can also be reviewed through the Commission's Electronic Data Gathering, Analysis and Retrieval System which is publicly available through the Commission's Web Site (http://www.sec.gov). Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified by such reference.

     Pursuant to the Indenture, the Company has agreed to furnish to the Trustee and to registered holders of the Notes, without cost to the Trustee or such registered holders, copies of all reports and other information that would be required to be filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not the Company is then required to file reports with the Commission. As a result of the Exchange Offer, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. The Company has agreed that, whether or not the Company is subject to filing requirements under Section 13 or 15(d) of the Exchange Act, and so long as any Notes remain outstanding, it will file with the Commission (but only if the Commission at such time is accepting such voluntary filings) and will send the Trustee copies of the financial information, documents and reports that would have been required to be filed with the Commission pursuant to the Exchange Act.

     The principal address of the Company is 1775 Park Street, Selma, California 93662, telephone number (209) 891-5344.

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                              CERTAIN DEFINITIONS

     For purposes of this Prospectus, the following terms shall have the meanings indicated herein:

          "Aerial work platform" shall mean a mobile device that has an adjustable position platform, supported from ground level by a structure, and shall include scissor lifts, boom lifts and portable lifts.

          "Boom lift" shall mean a self-propelled integral chassis aerial work platform having a platform that can be positioned completely beyond the base by a telescopic or articulated mast used to position personnel, along with their necessary tools and materials, at work locations. These devices are power operated with primary functions, including drive, controlled from the platform, and are intended to be occupied when driven.

          "Day utilization" shall mean the number of days that equipment is rented within a given time period as a percentage of the total number of days within that given time period.

          "Dollar utilization" shall mean the actual rental revenue within a given time period as a percentage of the "monthly national rate" divided by 28, times the number of days within that given time period. The monthly national rate is a suggested rental rate per unit for a given type of equipment which is established by Horizon management as a basis for internal performance evaluation.

          "Portable lift" shall mean a manually-propelled integral chassis aerial work platform having a platform that can be positioned vertically above the base, but not completely beyond the base, with a telescopic mast used to position personnel, along with their necessary tools and materials, at work locations. These devices are power operated with platform elevation and descent controlled from the platform but are not intended to be occupied when moved horizontally.

          "Scaffolds" or "Scaffolding" shall mean a temporary elevated platform and its necessary vertical, diagonal and horizontal members used for supporting personnel and materials. These devices are mounted on casters and are manuallypropelled. They are not intended to be occupied when moved horizontally.

          "Scissor lift" shall mean a self-propelled integral chassis aerial work platform having a platform that can be positioned vertically above the base, but not completely beyond the base, used to position personnel, along with their necessary tools and materials, at work locations. These devices are power operated with primary functions, including drive, controlled from the platform, and are intended to be occupied when driven.

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                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context indicates otherwise, references in this Prospectus to (i) the "Company" or "Carpenter" are to W.R. Carpenter North America, Inc., and (ii) "UpRight" are to UpRight, Inc. and "Horizon" are to Horizon High Reach, Inc., both wholly-owned subsidiaries of the Company. References to fiscal 1995, fiscal 1996 and fiscal 1997 are to the Company's fiscal years ended July 2, 1995, June 30, 1996 and June 29, 1997, respectively. All financial data presented for UpRight or Horizon are presented for each such company on a stand-alone basis prior to giving effect to any eliminations of intercompany balances and transactions due to consolidation.

                                  THE COMPANY

     Carpenter, through its wholly-owned subsidiaries, UpRight and Horizon, manufactures, sells, rents and services aerial work platform equipment to a diverse customer base, including construction, industrial, commercial and institutional end users. For fiscal 1997, Carpenter generated revenue and EBITDA of $139.9 million and $25.9 million, respectively.

     UpRight

     UpRight is a leading manufacturer of aerial work platforms, including scissor lifts, boom lifts and portable lifts, and aluminum scaffolding, which are distributed through a network of domestic and international dealers and industrial equipment rental companies to end users in North America and increasingly in Europe, Asia and Latin America.

     UpRight has been manufacturing scissor lifts since 1974 as an outgrowth of its leadership in the development and sale of aluminum scaffolding. The industry developed in and is predominantly based in North America. Based on unit shipment data reported by the Equipment Manufacturers Institute ("EMI"), an industry trade organization, UpRight's management estimates that of the world's eight largest aerial work platform manufacturers, seven are headquartered in North America, generating approximately 90% of the $1.4 billion in worldwide aerial work platform sales in 1996. According to historical data reported by EMI, the aerial work platform industry has experienced compound annual growth rates in total unit shipments of scissor lifts and boom lifts from 1986 to 1996 of 20% and from 1991 to 1996 of 33%.

     UpRight's management believes that the principal factors driving the growth of the industry are (i) aerial work platforms provide significant cost and safety advantages over alternative equipment (primarily scaffolding and ladders), and (ii) the increasing awareness of the benefits of aerial work platforms and the growth of the industrial equipment rental industry is expanding the availability of aerial work platforms to more numerous smaller businesses and from larger industrial metropolitan centers to more geographically diverse and smaller industrial and non-industrial areas. In addition, management believes that the industry's pattern of growth in North America will be repeated in other industrialized regions of the world as labor-efficient equipment becomes more readily available.

     UpRight sells its products through an extensive network of over 140 equipment dealers and rental companies, including national, regional and local distributors located throughout the United States and 76 distributors located in 51 countries internationally. For fiscal 1997, approximately 39% of UpRight's revenue was generated by sales to customers in Europe and the Pacific Rim, which UpRight's management believes is among the highest percentages of revenue from international sales of any aerial work platform manufacturer. Other than Horizon, UpRight's ten largest customers for such period accounted for approximately 63% of UpRight's revenue. UpRight's customers sell and/or rent its aerial work platforms to end users in construction, industrial, commercial and institutional markets who use the equipment for a wide variety of applications, including for the construction, repair and maintenance of industrial plants, shopping malls, office buildings, schools, hotels, hospitals, elevated roadways, bridges and other industrial, commercial and institutional structures. UpRight believes its customer service, including technical support for dealers and rental companies, repair and maintenance services, spare parts availability, product upgrades and operational and safety training, enhances its reputation and improves its competitive position versus other manufacturers.

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     Since the beginning of fiscal 1994, UpRight has executed an aggressive research and product development program, investing in excess of $10.7 million to: (i) extend existing product lines, particularly in scissor lifts, where UpRight's management believes that the introduction of numerous new scissor lift models of various platform sizes, weight capacities and heights has made UpRight's product line as extensive as that of any other manufacturer in the industry and has positioned UpRight among the top three scissor lift manufacturers worldwide; (ii) add new features and enhancements to continually improve the reliability and operational capability of UpRight's existing products; and (iii) broaden UpRight's product mix, principally by introducing a line of boom lifts. UpRight's new products and new models introduced since January 1, 1994 accounted for approximately 79% of UpRight's revenue for fiscal 1997. UpRight has demonstrated product development leadership with regard to product enhancements, many of which are now commonly used by other manufacturers, including speed leveling, tight turning and easy platform loading, and intends to continue to develop improvements to existing aerial work platform products. UpRight also recently introduced its first boom lift product line and is currently developing additional boom lift models, replicating the line extension strategy it successfully utilized in scissor lifts and leveraging its domestic and international distribution capabilities to accelerate market acceptance. Based on historical unit shipment data reported by EMI, UpRight's management estimates that boom lifts accounted for approximately $847 million of the $1.4 billion in worldwide aerial work platform shipments in 1996.

     Since the beginning of fiscal 1994, in addition to the $10.7 million invested in research and product development, UpRight has invested approximately $20.2 million in the construction of modern, highly efficient production facilities incorporating state-of-the-art equipment, has adopted "just-in-time" inventory procedures and modified cellular production techniques and has instituted flexible labor and staffing practices to manage peak volume cycles. UpRight continually redesigns its products to create cost efficiencies and improve product reliability by standardizing production components and by reducing the number of parts in its products. These design improvements reduce UpRight's total cost of purchased components, minimize assembly time and simplify repairs and maintenance. UpRight believes that its product designs and operational efficiencies give it a cost advantage over its competitors and that its revenue per employee is among the highest in the industry.

     Horizon

     Horizon is a leading industrial equipment rental, sales and service company specializing in aerial work platforms, including scissor lifts, boom lifts and portable lifts, and forklifts and scaffolding, serving a diverse range of more than 11,000 active customers from 14 domestic locations. Horizon offers a full service, integrated approach to serving its customers' needs by providing rentals of equipment, sales of new and used equipment, sales of spare parts and repair and maintenance services. For fiscal 1997, approximately 51% of Horizon's revenue was generated by equipment rentals, approximately 44% of Horizon's revenue was generated by sales of new and used equipment, and the remainder was generated by training services, sales of spare parts and certain related customer services. Management believes that, among major industrial equipment rental companies, Horizon has one of the highest ratios of sales to rentals in the industry. Within the last three fiscal years, Horizon has strategically expanded its product offerings to include, in addition to UpRight products, certain additional product lines from other leading manufacturers. Horizon acts as a distributor for UpRight products in most of Horizon's designated market areas. Horizon and UpRight operate independently, and all transactions between them are conducted on an arm's-length basis.

     Horizon's strategy is to focus on small- to mid-sized companies and contractors, particularly in the construction market, including users in specialized trades, such as electricians, painters, HVAC and mechanical contractors, and in the industrial market, including users engaged in the maintenance of warehouses, manufacturing plants and commercial and institutional facilities. Management believes that its customers within its target markets are less price sensitive, more dependent upon service and equipment availability, less sensitive to economic cycles and more diversified in number than are the larger end users typically targeted by Horizon's primary competitors. In addition, small- to mid-sized contractors tend to rent equipment on shorter notice for shorter periods of time. As a result of the higher turnover of equipment and Horizon's pricing structure, management believes Horizon generates higher margins and higher dollar utilization than if Horizon targeted larger end users. Horizon's rental strategy is complemented by Horizon's

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

sales efforts, which primarily target small- to mid-sized companies that often purchase the most frequently utilized equipment models and rent additional equipment or specialized equipment for particular projects.

     The equipment rental industry serves a wide variety of commercial and residential construction, industrial and homeowner customers. According to a survey conducted by the Associated Equipment Distributors ("AED"), an industry trade organization, the United States equipment rental industry has grown from approximately $610 million in revenue in 1982 to an estimated $13 billion in revenue in 1995, a compound annual growth rate of approximately 27%. Horizon's management estimates that the aerial work platform segment constitutes approximately 10% to 15% of such industry revenue. Management believes that the growth in the industry reflects, in part, (i) an increase in outsourcing by commercial and industrial customers seeking to reduce their capital invested in equipment and to reduce the costs associated with maintaining and servicing such equipment by renting rather than purchasing equipment, (ii) an increase in the number of equipment rental locations and the corresponding increase in availability of equipment, and (iii) a general decline in inflation-adjusted rental rates.

     According to the Rental Equipment Register, an industry publication, Horizon is the 34th largest rental equipment company in the United States based on 1996 rental revenue; however, within the aerial work platform segment, Horizon is the eighth largest rental equipment company. Horizon's rental fleet as of June 29, 1997 exceeded 2,400 self-propelled and portable aerial work platforms and forklifts with an original equipment cost of approximately $38.0 million, and included aluminum scaffolding with an original equipment cost of approximately $939,000.

     Horizon provides a complete range of customer services through its network of offices and field support personnel, including safety and operational training, technical and maintenance support, 24-hour emergency repair service, spare parts supplies and related services. Management believes Horizon is recognized as a leader in customer service, a significant factor for many of Horizon's customers, which are generally more dependent on each piece of equipment and which cannot afford downtime associated with unscheduled maintenance. Horizon was among the first aerial work platform rental companies to offer service and maintenance contracts and training programs, and was one of the first in the industry to comply with all of the safety and operational standards of the American National Standards Institute ("ANSI"), a private non-profit membership organization.

                       THE AERIAL WORK PLATFORM INDUSTRY

     The aerial work platform industry began in the United States in the late 1960s with the introduction of scissor lifts, boom lifts and portable lifts. Since that time, aerial work platforms have gained increasing acceptance as an economical and safe alternative to scaffolding and ladders. According to historical data reported by EMI, the aerial work platform industry has experienced compound annual growth rates in total unit shipments of scissor lifts and boom lifts from 1986 to 1996 of 20% and from 1991 to 1996 of 33%. In addition, exports of scissor lifts and boom lifts accounted for 17% and 20%, respectively, of total unit shipments in 1996 compared to 10% and 1%, respectively, of total unit shipments in 1986. Based on unit shipment data reported by EMI, UpRight's management estimates that worldwide sales of aerial work platforms totaled $1.4 billion in 1996. Despite the growth in export shipments, the working population of aerial work platform equipment remains significantly lower internationally than in North America. The Company's management expects that in the next several years as the cost of labor increases and labor-efficient equipment becomes more readily available, sales of aerial work platforms will experience substantial growth internationally, similar to that experienced in the United States over the past several years.

     Scissor lifts and boom lifts are the two principal aerial work platform industry products, accounting for approximately 97% of total aerial work platform sales in 1996, according to data reported by EMI and management estimates. A scissor lift consists of a work platform mounted on top of a hydraulically actuated scissor-type lifting mechanism. A boom lift consists of a generally smaller work platform supported from the tip of a telescopic or articulated boom. The lifting mechanisms of both types of machines are mounted on a self-propelled, steerable, mobile, four-wheeled chassis. Scissor lifts and boom lifts can be driven by the operator from the platform while in an elevated position, thus enabling the operator to move from one location to another without having to return to the ground. This feature, coupled with the elimination of the time-

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

consuming and more labor-intensive task of erecting, disassembling and moving scaffolding, generates substantial labor savings and reduces hazards to workers.

     Scissor lifts generally are capable of supporting 500 to 2,000 pounds of payload and can elevate to heights ranging from 12 to 50 feet. Boom lifts generally are capable of supporting 500 to 750 pounds of payload and can elevate to heights ranging from 30 to 150 feet.

     Aerial work platforms are used in a variety of applications that require workers to access elevated work areas. The ability to elevate the worker, equipment and material on a platform which the worker can position while elevated improves worker safety and productivity. Self-propelled aerial work platforms are now commonly used by end users in construction, industrial, commercial and institutional markets who use the equipment for a wide variety of applications, including for the construction, repair and maintenance of industrial plants, shopping malls, office buildings, schools, hotels, hospitals, elevated roadways, bridges and other industrial, commercial and institutional structures. During the construction of certain large commercial and industrial projects, contractors can often require in excess of one hundred aerial work platforms at one time. The wide acceptance of aerial work platforms as a cost-effective, safe alternative to scaffolding and ladders in the United States, Canada and parts of Europe has influenced both the design of certain buildings and construction methods. For example, the construction, maintenance and usefulness of high-ceilinged warehouses have been made more practical through the wide acceptance of aerial work platforms.

     The aerial work platform industry is cyclical and historically has been dependent on the United States construction industry. However, several other factors have affected the growth in total unit shipments, including the following:

- New product introductions, new usage applications and the continued expansion into international markets have increased demand. The aerial work platform industry has historically been concentrated in North America and has primarily served the non-residential construction market. As a result, industry growth was adversely affected by the severe downturn in commercial construction between 1990 and 1992. However, according to data reported by EMI, scissor lift unit shipments exported from North America have increased by a compound annual growth rate of approximately 25% since 1986. Several new products have been introduced that are specifically designed for non-construction applications, such as narrow aisle boom lifts which accounted for approximately 8% of total boom lift unit shipments in 1996.

- Significant changes in the industrial equipment rental industry. UpRight's management believes that increasing demand for rentals is helping to fuel the growth in demand for aerial work platform products. In addition, companies in the equipment rental industry are reducing the average age of their rental fleets by accelerating the turnover of their equipment, thereby increasing sales of aerial work platforms. At the same time, the consolidation of the historically fragmented equipment rental industry in the United States has led to the emergence of several national and regional equipment rental companies (other than Horizon) which have greater access to capital. In addition, these large industrial equipment rental companies are expanding the availability of aerial work platforms from larger industrial metropolitan centers to more geographically diverse and smaller industrial and non-industrial areas.

- Safety regulations are increasing. Product liability concerns in the United States and an increase in the number and scope of government-mandated safety regulations, especially in developing countries, have spurred an increase in the development of safety features and improved the cost effectiveness of aerial work platforms compared to scaffolding, cranes, forklifts and ladders.

     The aerial work platform industry is highly competitive. In selling its aerial work platform products, UpRight experiences competition from other manufacturers of aerial work platforms and from alternative equipment. UpRight competes in the aerial work platform industry primarily with several competitors which are part of, or affiliated with, companies that are larger and have greater financial resources than UpRight. The equipment rental industry is highly competitive as well. Horizon's competitors include national and multiregional companies, regional competitors that operate in a small number of states, small, independent businesses with one or a few rental locations and equipment vendors and dealers which both sell and rent equipment directly to end users.

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

                               BUSINESS STRATEGY

     The Company intends to actively seek opportunities for continued growth by providing capital, strategic and financial direction and management support to assist UpRight and Horizon in executing their respective business strategies as described below. In addition, the Company continually analyzes and evaluates acquisition candidates and opportunities for future growth. The Company may make acquisitions of businesses that are complementary, ancillary or related to those of UpRight and Horizon.

     UpRight

     Continually Introduce New Products and Extend Product Line. UpRight management believes that it is among the leaders in new product development in the industry. In addition to its extensive scissor lift product line, UpRight intends to systematically expand its product offerings with a line of articulated and telescopic boom lifts, the first of which was introduced in February 1997. UpRight expects to leverage its existing domestic and international distribution capabilities to accelerate market acceptance and market share of its boom lifts. The line extension strategy will be targeted to the most frequently utilized models with broad end user applications and to less frequently utilized models servicing underserved niches with specific end user applications. UpRight has recently completed the construction of approximately 80,000 square feet of additional assembly and production capacity and intends to add over time an additional 300,000 square feet of manufacturing facilities to accommodate the anticipated growth in its boom lift sales.

     Enhance Product Reliability. UpRight believes its products are well regarded in the industry for their quality, features and reliability and have among the highest resale values in the used equipment aftermarket. In addition, management believes that repair and maintenance costs for its equipment compare favorably to those of its competitors within the industry. UpRight has increased and expects to continue to increase its research, development and engineering efforts to integrate new components and materials technology into its products in order to further enhance product quality and reliability.

     Provide High Level of Customer Service. UpRight believes that its level of customer service is among the highest in the industry and that its reputation for service is excellent. UpRight's customer service includes technical support for dealers and rental companies, repair and maintenance services, spare parts availability, product upgrades and operational and safety training. UpRight intends to continue to provide operational training, safety instruction and other services to enhance customer loyalty.

     Expand Distribution Network. UpRight intends to expand its distribution network of domestic and international dealers and industrial equipment rental companies primarily by (i) adding dealers in existing markets to increase penetration and market presence, (ii) adding dealers in new markets, particularly outside the United States, (iii) following existing dealers' expansion into a greater number of locations, and (iv) expanding its boom lift line which will make UpRight's product line comprehensive and should enhance its attractiveness to certain large industrial equipment rental companies.

     Improve Production Efficiency. UpRight intends to continue to automate and upgrade production equipment, redesign and reengineer products to standardize and simplify parts and components, work closely with its suppliers to reduce parts and components costs, including inventory costs, and enhance quality control to reduce production and delivery cycles. In addition, UpRight believes that its new product development and product line extensions will help it realize economies of scale.

     Expand Through Selective Acquisitions. UpRight intends to make selective acquisitions of complementary companies to accelerate the expansion of its product line or distribution network or to vertically integrate the manufacture of certain parts and components used in its products to improve cost efficiency and enhance product reliability. Management believes many of the parts and components used in UpRight's products are manufactured by a number of small companies which, if acquired, could be integrated into UpRight's research, design and production capabilities while retaining the existing customer base of such acquired companies.

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

     Horizon

     Focus on Small- to Mid-Sized Customers. Horizon intends to continue focusing on small- to mid-sized companies in the construction market, including users in specialized trades, such as electrical, painting, HVAC and mechanical contractors, and in the industrial market, including users engaged in the maintenance of warehouses, manufacturing plants and commercial and institutional facilities. Management believes that its comprehensive service and technical support, which includes safety and operational training, 24-hour emergency repair service, spare part supplies and related services, provides a competitive advantage with these customers and, further, that focusing on these customers allows Horizon to achieve higher dollar utilization, more stable day utilization and higher margins than if Horizon targeted larger end users.

     Expand the Number of Locations. Horizon currently operates in 14 locations dispersed among industrial areas on the East Coast and West Coast and in the Midwest and Southwest. In late 1995, Horizon began to implement a hub-and-spoke expansion strategy whereby one branch supports multiple satellite rental offices to maximize the availability and utilization of its rental fleet within a given geographic area while cost-efficiently increasing market penetration. Because many of its customers are small- to mid-sized companies, maintaining a local presence and relationship is important in retaining customer loyalty. Horizon has identified several additional markets in which to open branches, as well as selectively add satellite offices, within the next several years. Satellite offices are intended to be opened to service existing customers' needs as they expand or relocate, and to attract new customers. As part of this strategy and to accelerate its expansion efforts, Horizon may make strategic acquisitions of regional or local equipment rental and sales companies.

     Expand and Upgrade Rental Fleet. Horizon has systematically expanded its rental fleet primarily to meet the demands of specific markets. Within the next two fiscal years, Horizon plans to add approximately $11 million (at "dealer cost," as defined herein) of additional equipment to upgrade its existing fleet and approximately $6 million (at dealer cost) of additional equipment to offer greater availability and more comprehensive product mix to its customers. See "Capital Expansion Program." Horizon does not intend to significantly change the composition of its rental fleet towards boom lifts, because its existing customer base has historically utilized scissor lifts and boom lift usage declines substantially during the winter and poor weather months, which decreases equipment utilization.

     Manage the Revenue Mix of Rentals and Sales. Horizon targets a 50%/40%/10% mix of revenue generated from (i) rentals, including delivery charges and damage waivers, (ii) sales of new and used equipment and (iii) miscellaneous sources, including service revenue on customer-owned equipment, sales of spare parts and safety training certification fees, respectively. Horizon management believes this strategy diversifies Horizon's customer base beyond the construction industry and mitigates the impact of seasonal and economic cycles. Equipment sales to industrial companies for fiscal 1997 accounted for approximately 70% of total Horizon sales of new and used equipment. Although Horizon expects that its new branches and satellite offices will generate higher percentages of rental revenue, until those branches and satellite offices are more established in their respective markets, Horizon intends to continue to target a similar revenue mix through an increase in sales of new and used equipment and spare parts at its existing locations.

                               THE EXCHANGE OFFER

Purpose of the Exchange
Offer......................  The Original Notes were sold in a transaction exempt from the registration requirements of the Securities Act by the Company on June 10, 1997 to CIBC Wood Gundy Securities Corp. and BancAmerica Robertson Stephens (formerly BancAmerica Securities, Inc.) (collectively, the "Initial Purchasers"). In connection therewith, the Company executed and delivered, for the benefit of the holders of the Original Notes, a Registration Rights Agreement dated June 10, 1997 (the "Registration Rights Agreement"), which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, providing for, among other things, the Exchange Offer so that the Exchange Notes will be freely transferable by the holders thereof without registration or any prospectus delivery requirements under the Securities Act, except that a "dealer" or any of its "affiliates" (as such terms are defined under the Securities Act), who exchanges Original Notes held for its own account will be required to deliver copies of this Prospectus in connection with any resale of the Exchange Notes issued in exchange for such Original Notes. See "The Exchange Offer -- Purposes and Effects of the Exchange Offer" and "Plan of Distribution."

The Exchange Offer.........  The Company is offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Original Notes that are properly tendered and accepted. The Company will issue Exchange Notes on or promptly after the Expiration Date. There is $105,000,000 aggregate principal amount of Original Notes outstanding. The Original Notes and the Exchange Notes are collectively referred to herein as the "Notes." The terms of the Exchange Notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to the Exchange Offer, except that (i) the Exchange Notes are freely transferable by holders thereof (other than as provided herein), and are not subject to any covenant restricting transfer absent registration under the Securities Act and
                             (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. See "The Exchange Offer."

                             The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

                             Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or (ii) a person that is an affiliate (as defined in Rule 405 under the Securities Act) of the Company) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the

                             Exchange Notes. Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where such Notes are acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

Registration Rights
Agreement..................  The Original Notes were sold by the Company on June
                             10, 1997 to the Initial Purchasers pursuant to a Securities Purchase Agreement dated as of June 4, 1997 by and among the Company, the Guarantors named therein and the Initial Purchasers named therein (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company and the Initial Purchasers entered into the Registration Rights Agreement which grants the holders of the Original Notes certain exchange and registration rights. See "The Exchange Offer -- Termination of Certain Rights." This Exchange Offer is intended to satisfy such rights, which terminate upon the consummation of the Exchange Offer. The holders of the Exchange Notes are not entitled to any exchange or registration rights with respect to the Exchange Notes.

Expiration Date............  The Exchange Offer will expire at 5:00 p.m., New
                             York City time, on December 1, 1997, unless the Exchange Offer is extended by the Company in its reasonable discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

Accrued Interest on
  the Exchange Notes and
  Original Notes...........  Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid on the Notes surrendered in exchange therefor or, if no interest has been paid on the Notes, from June 10, 1997. Holders whose Original Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Original Notes.

Conditions to the Exchange
  Offer....................  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company, set forth below. See "The Exchange Offer -- Certain Conditions to the Exchange Offer." The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange. The Company reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any of the following conditions: (a) any action or proceeding is instituted or threatened with respect to the Exchange Offer which, in the reasonable judgment of the Company might impair the ability of the Company to proceed with or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company or there shall have occurred any material adverse development in any existing action or proceeding with respect to the Company or its subsidiaries; (b) there shall have been a material adverse change, or development involving a prospective change, in the business or financial affairs of the Company which, in the reasonable judgment of the Company might impair the ability of the Company to proceed with or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; (c) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which could reasonably be expected to impair the ability of the Company to proceed with or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or (d) any governmental approval which the Company, in its reasonable discretion, deems necessary for the consummation of the Exchange Offer shall have not been obtained.

Procedures for Tendering
  Original Notes...........  Each holder of Original Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Original Notes and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. Original Notes may be physically delivered, but physical delivery is not required if a confirmation of a book-entry transfer of such Original Notes to the Exchange Agent's account at The Depository Trust Company ("DTC" or the "Depository") is delivered in a timely fashion. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. Each broker or dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "The Exchange Offer -- Procedures for Tendering" and "Plan of Distribution."

Special Procedures for
Beneficial Owners..........  Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See "The Exchange
                             Offer -- Procedures for Tendering."

Guaranteed Delivery
  Procedures...............  Holders of Original Notes who wish to tender their
                             Original Notes and whose Original Notes are not immediately available or who cannot deliver their Original Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Original Notes according to the guaranteed delivery procedures set forth in the "The Exchange Offer -- Guaranteed Delivery Procedures."

Acceptance of the Original
Notes and Delivery of the
  Exchange Notes...........  Subject to the satisfaction or waiver of the conditions to the Exchange Offer, the Company will accept for exchange any and all Original Notes which are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Withdrawal Rights..........  Tenders of the Original Notes may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer -- Withdrawal of Tenders."

Certain Federal Income Tax
  Considerations...........  For a discussion of certain federal income tax considerations relating to the exchange of the Exchange Notes for the Original Notes, see "Certain Federal Income Tax Considerations."

Exchange Agent.............  U.S. Trust Company of California, N.A. is serving as the Exchange Agent in connection with the Exchange Offer. See "The Exchange Offer -- Exchange Agent."

Effect on Holders of the
Original Notes.............  As a result of the making of, and upon acceptance for exchange of all validly tendered Original Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled one of the covenants contained in the Registration Rights Agreement and, accordingly, there will be no increase in the interest rate on the Original Notes pursuant to the applicable terms of the Registration Rights Agreement due to the Exchange Offer. Holders of the Original Notes who do not tender their Original Notes will be entitled to all the rights and limitations applicable thereto under the Indenture dated as of June 10, 1997, among the Company and U.S. Trust Company of California, N.A., as trustee (the "Trustee"), relating to the Original Notes and the Exchange Notes (the "Indenture"), except for any rights under the Indenture or the Registration Rights Agreement, which by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered Original Notes pursuant to, the Exchange Offer. All untendered Original Notes will continue to be subject to the restrictions on transfer provided for in the Original Notes and in the Indenture. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Original Notes could be adversely affected.

Use of Proceeds............  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer.

                                   THE NOTES

The Exchange Notes.........  The Exchange Offer applies to $105,000,000 aggregate principal amount of the Original Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the exchange will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting their transfer pursuant to the Securities Act, and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration Rights Agreement, which rights will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. See "Description of the Notes" for further information and for definitions of certain capitalized terms used below.

Issuer.....................  W.R. Carpenter North America, Inc.

Maturity Date..............  June 15, 2007.

Interest Payment Dates.....  Interest will accrue on the Notes from June 10,
                             1997, the issue date of the Original Notes (the "Issue Date") and will be payable semiannually on each June 15 and December 15, commencing December 15, 1997.

Ranking....................  The Notes will be general unsecured obligations of the Company and will rank subordinate in right of payment to any existing and future Senior Indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. As of the date of this Prospectus, other than the Original Notes, the Company has no indebtedness ranking pari passu with the Exchange Notes. As of June 29, 1997, after giving effect to the offering of the Original Notes and the application of the net proceeds thereof, the Company (excluding the indebtedness of its subsidiaries) would have had no Senior Indebtedness outstanding. Although the Company has no plans to issue Senior Indebtedness in the near term, the Company and its subsidiaries may issue Senior Indebtedness in the future subject to the limitations contained in the Indenture. See "Risk Factors -- Substantial Leverage."

Guarantees.................  The Notes will be unconditionally guaranteed on an unsecured senior subordinated basis, fully and unconditionally, jointly and severally by each of the Company's subsidiaries. As of the Issue Date, UpRight and Horizon comprised all of the operating subsidiaries of the Company. See "Description of the Notes -- Certain Covenants -- Limitation on Creation of Subsidiaries." Each Guarantee will be subordinated to all Senior Indebtedness of such Guarantor. As of June 29, 1997, after giving effect to the offering of the Original Notes and the application of the net proceeds thereof, UpRight and Horizon had $6.6 million and $0.0, respectively, of Senior Indebtedness outstanding. See "Description of the Notes -- Guarantees."

Optional Redemption........  The Notes will be redeemable at the option of the
                             Company, in whole or in part, at any time on or after June 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the redemption date. In addition, the Company may redeem in the aggregate up to 35% of the original principal amount of the Notes at any time and from time to time prior to June 15, 2000, at a redemption price equal to 110.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the Net Proceeds of one or more Public Equity Offerings; provided, that at least $75.0 million aggregate principal amount of the Notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering. See "Description of the Notes -- Optional Redemption."

Change of Control..........  Upon a Change of Control (as defined herein), the
                             Company will be required to make an offer to purchase all outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the purchase date. See "Description of the Notes -- Change of Control Offer."

Certain Covenants..........  The Indenture (as defined herein) contains covenants that, among other things, restrict the ability of the Company and its Restricted Subsidiaries (as defined herein) to: (i) incur additional indebtedness; (ii) pay dividends and make distributions; (iii) issue stock of subsidiaries; (iv) make certain investments; (v) repurchase stock; (vi) create liens; (vii) enter into transactions with affiliates; (viii) enter into sale and leaseback transactions; (ix) create dividend or other payment restrictions affecting Restricted Subsidiaries; (x) merge or consolidate the Company or any of the Guarantors; and (xi) transfer or sell assets. These covenants are subject to a number of important exceptions. See "Description of the Notes -- Certain Covenants."

Asset Sales Proceeds.......  The Company will be obligated in certain instances to make offers to purchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase with the net cash proceeds of certain asset sales. See "Description of the Notes -- Certain Covenants -- Limitation on Certain Asset Sales."

     For more complete information regarding the Notes, including the definitions of certain capitalized terms used above, see "Description of the Notes."

                                  RISK FACTORS

     Prospective purchasers of the Notes should carefully consider the information set forth under the caption "Risk Factors," and all other information set forth in this Prospectus, in evaluating the Notes and the Company.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial data with respect to the Company for the periods ended on and as of the dates indicated. The summary historical consolidated financial data for fiscal years 1995, 1996 and 1997 are derived from and should be read in conjunction with the consolidated financial statements of the Company audited by Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation, Los Angeles, California, including the Company's consolidated balance sheets at June 30, 1996 and June 29, 1997 and the related consolidated statements of operations and cash flows for each of the three fiscal years in the period ended June 29, 1997 and the notes thereto appearing elsewhere in this Prospectus. The summary historical consolidated financial information for the fiscal year ended July 3, 1994 has been derived from the Company's consolidated financial statements audited by Pannell Kerr Forster. The summary historical consolidated financial data for the fiscal year ended June 27, 1993 have been derived from unaudited financial information prepared by the Company. The unaudited summary pro forma statement of operations data and other data for the fiscal year ended June 29, 1997 give effect to the offering of the Original Notes as if it had been completed on July 1, 1996. The pro forma data should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma financial data are not necessarily indicative of the results that would have occurred had the offering of the Original Notes been completed on the dates indicated or of the Company's actual or future operating results or financial condition. Other than those pro forma adjustments reflecting the offering of the Original Notes, the offering of the Exchange Notes will have no effect on the Company's financial condition and results of operations.

                                                                          FISCAL YEAR ENDED
                                                          --------------------------------------------------
                                                          JUNE 27,   JULY 3,   JULY 2,   JUNE 30,   JUNE 29,
                                                          1993(1)    1994(1)    1995       1996       1997
                                                          --------   -------   -------   --------   --------
                                                                        (DOLLARS IN THOUSANDS)
OPERATING STATEMENT DATA:
Revenue(2)............................................... $ 67,005   $70,387   $85,157   $117,903   $139,904
Cost of revenue..........................................   44,539    47,365    58,217     78,638     94,315
                                                          --------   -------   -------   --------   --------
Gross profit.............................................   22,466    23,022    26,940     39,265     45,589
Research and development expenses........................    1,457     1,732     1,817      2,865      4,281
Product liability costs..................................    1,994     1,827     2,094      3,015      3,115
Selling, general and administrative expenses.............   15,884    15,051    13,982     15,124     18,117
                                                          --------   -------   -------   --------   --------
Income from operations...................................    3,131     4,412     9,047     18,261     20,076
Interest expense, net....................................    4,341     3,214     2,566      2,907      3,983
Other expense, net(3)....................................    1,130     4,252       186        539         --
                                                          --------   -------   -------   --------   --------
Income (loss) before provision for income taxes..........   (2,340)   (3,054)    6,295     14,815     16,093
Provision (benefit) for income taxes.....................       15    (1,221)    2,608      6,047      6,131
Cumulative effect on prior years of accounting change....       --     6,663        --         --         --
                                                          --------   -------   -------   --------   --------
Net income (loss)........................................ $ (2,355)  $ 4,830   $ 3,687   $  8,768   $  9,962
                                                          ========   =======   =======   ========   ========
OTHER DATA:
EBITDA(4)................................................ $  6,812   $ 8,240   $12,626   $ 22,695   $ 25,880
Depreciation and amortization............................    3,681     3,828     3,579      4,434      5,804
Capital expenditures.....................................    4,014     8,159     7,949     14,720     18,104
Gross margin.............................................     33.5%     32.7%     31.6%      33.3%      32.6%
EBITDA margin............................................     10.2      11.7      14.8       19.3       18.5
Ratio of EBITDA to interest expense, net.................     1.57x     2.56x     4.92x      7.81x      6.50x

                                                                FISCAL YEAR ENDED JUNE 29, 1997
                                                              ------------------------------------
                                                                          PRO FORMA
                                                               ACTUAL    ADJUSTMENTS     PRO FORMA
                                                              --------   -----------     ---------
                                                                     (DOLLARS IN THOUSANDS)
CONDENSED OPERATING STATEMENT DATA(5):
Revenue.....................................................  $139,904                   $ 139,904
Cost of revenue.............................................    94,315                      94,315
                                                              --------                    --------
Gross profit................................................    45,589                      45,589
Research and development expenses...........................     4,281                       4,281
Product liability costs.....................................     3,115                       3,115
Selling, general and administrative expenses................    18,117                      18,117
                                                              --------                    --------
Income from operations......................................    20,076                      20,076
Interest expense, net(6)....................................     3,983       7,747(5a)      11,730
                                                              --------      ------        --------
Income before provision for income taxes....................    16,093                       8,346
Provision for income taxes..................................     6,131      (2,951)(5b)      3,180
                                                              --------      ------        --------
Net income..................................................  $  9,962                   $   5,166
                                                              ========                    ========
OTHER DATA:
EBITDA(4)...................................................  $ 25,880                   $  25,880
Depreciation and amortization...............................     5,804                       5,804
Capital expenditures........................................    18,104                      18,104
Gross margin................................................      32.6%                       32.6%
EBITDA margin...............................................      18.5%                       18.5%
Ratio of EBITDA to interest expense, net....................      6.50x                       2.21x

                                                                                 JUNE
                                                 JUNE 27,   JULY 3,   JULY 2,     30,     JUNE 29,
                                                 1993(1)    1994(1)    1995      1996       1997
                                                 --------   -------   -------   -------   --------
                                                              (DOLLARS IN THOUSANDS)
CONDENSED BALANCE SHEET DATA:
Cash and cash equivalents......................  $  3,341   $ 1,297   $ 4,314   $11,164   $ 77,345
Accounts receivable, net.......................     8,494    10,772    12,426    15,593     23,591
Inventories....................................    12,138    12,899     9,969    15,301     16,833
Prepaid expenses and other.....................     2,958     3,796     2,768     2,756      2,864
                                                 --------   -------   -------   -------   --------
          Total current assets.................    26,931    28,764    29,477    44,814    120,633
Property, plant and equipment, net.............    19,254    20,924    21,673    30,816     42,143
Other assets...................................       371     6,337     3,932       355      5,049
                                                 --------   -------   -------   -------   --------
          Total assets.........................  $ 46,556   $56,025   $55,082   $75,985   $167,825
                                                 ========   =======   =======   =======   ========
Accounts payable...............................  $  9,553   $10,945   $10,054   $10,786   $ 11,585
Accrued expenses...............................     5,883    11,322     4,887     7,493      9,373
Current debt...................................    13,777     7,000    18,807    18,658        840
                                                 --------   -------   -------   -------   --------
          Total current liabilities............    29,213    29,267    33,748    36,937     21,798
Long term debt, net of current portion.........    40,327    19,416    11,649    18,341    113,044
Other long-term liabilities....................     2,365     2,731     1,387     3,638      5,952
                                                 --------   -------   -------   -------   --------
          Total liabilities....................    71,905    51,414    46,784    58,916    140,794
Stockholder's equity (deficit).................   (25,349)    4,611     8,298    17,069     27,031
                                                 --------   -------   -------   -------   --------
          Total liabilities and stockholder's
            equity (deficit)...................  $ 46,556   $56,025   $55,082   $75,985   $167,825
                                                 ========   =======   =======   =======   ========

---------------

(1) Results include operations and capital expenditures of Bacon-Universal Company, Inc. ("Bacon"), a former wholly-owned subsidiary of the Company sold in July 1994. Results of operations and capital expenditures of the Company excluding the operating results and capital expenditures of Bacon are as follows:

                                                                        FISCAL YEAR ENDED
                                                                       -------------------
                                                                        JUNE
                                                                         27,       JULY 3,
                                                                        1993        1994
                                                                       -------     -------
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Revenue..........................................................  $52,293     $57,429
    Gross profit.....................................................   18,400      19,293
    Income from operations...........................................    4,419       4,518
    EBITDA...........................................................    7,101       7,478
    Capital expenditures.............................................    2,822       7,031
    Gross margin.....................................................     35.2%       33.6%
    EBITDA margin....................................................     13.6        13.0

(2) The following details UpRight's and Horizon's revenue, and the elimination of intercompany sales for fiscal years 1994, 1995, 1996 and 1997:

                                                                FISCAL YEAR ENDED
                                                     ----------------------------------------
                                                     JULY 3,   JULY 2,    JUNE 30,   JUNE 29,
                                                      1994       1995       1996       1997
                                                     -------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
    UpRight........................................  $40,694   $ 65,593   $ 93,273   $110,471
    Horizon........................................   25,282     32,236     38,112     44,315
    Intercompany sales.............................   (8,547)   (12,672)   (13,482)   (14,882)
                                                     -------   --------   --------    -------
                                                     $57,429   $ 85,157   $117,903   $139,904
                                                     =======   ========   ========    =======

     Fiscal 1994 excludes $13.0 million in revenue from Bacon. See footnote (1) above. For fiscal years 1992 and 1993, Horizon was a division of UpRight and did not report financial results separately.

(3) For fiscal 1994, includes $4.0 million loss on sale of Bacon.

(4) EBITDA represents income before extraordinary item, net interest expense, financing costs, income taxes, depreciation and amortization and other expenses and income. The Company has included information concerning EBITDA in this Prospectus because it is used by certain investors as a measure of a company's ability to service its debt obligations. EBITDA should not be used as an alternative to, or be considered more meaningful than, operating income, net income or cash flow as an indicator of the Company's operating performance.

(5) Pro forma information is presented as though the Notes had been issued at the beginning of fiscal 1997.

       a -- Interest pro forma adjustment assumes the Senior subordinated notes payable were outstanding for all of fiscal 1997, and debt paid-off with loan proceeds were not accruing interest charges for all of fiscal 1997. See "Use of Proceeds."

       b -- The provision for income taxes pro forma adjustment reduces the provision for income taxes at June 29, 1997 by the Company's effective income tax rate.

(6) Pro forma amount reflects an interest rate of 10.625% on the Notes and includes amortization of discount. Interest expense, net excludes the amortization of deferred financing costs, including the amounts estimated to be incurred in connection with the issuance of the Notes, and includes actual interest income.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, as well as the other information set forth elsewhere in this Prospectus, before making an investment in the Notes.

SUBSTANTIAL LEVERAGE

     The Company is highly leveraged. At June 29, 1997, after giving effect to the offering of the Original Notes and the application of the net proceeds thereof, the Company's consolidated indebtedness and stockholder's equity were $113.9 million and $27.0 million, respectively. The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance its indebtedness (including the Notes) depends on its future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control.

     The Company believes that cash flow from operations of its subsidiaries, together with borrowings under the credit facilities of UpRight and Horizon, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." However, any decline in the Company's expected operating performance could have a material adverse effect on the Company's liquidity and on its ability to service its debt and make capital expenditures. There can be no assurance that the Company's businesses will generate cash flow at or above expected levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt and make desired capital expenditures, or if its future earnings are insufficient to make all required principal or interest payments out of internally generated funds, the Company may be required to refinance all or a portion of its existing debt, sell assets or obtain additional financing. There can be no assurance that any such refinancing or asset sales would be possible or that any additional financing could be obtained on terms acceptable to the Company or at all, particularly in view of the Company's high level of debt.

     The Company's high level of debt will have several important effects on its future operations, including the following: (a) the Company will have significant cash requirements to service debt, reducing funds available for operations, expansions and improvements and increasing the Company's vulnerability to adverse general economic and industry conditions; (b) the financial covenants and other restrictions contained in the credit facilities of UpRight and Horizon, the Indenture and other agreements relating to the Company's indebtedness require the Company to meet certain financial tests and restrict its ability, and the ability of its Restricted Subsidiaries, to borrow additional funds and to dispose of assets; and (c) because of the Company's debt service requirements, funds available for working capital, capital expenditures, acquisitions and general corporate purposes may be limited. The Company's leveraged position may increase its vulnerability to competitive pressures and the seasonality and cyclicality of the aerial work platform and construction industries.

INDUSTRY CYCLICALITY; DEPENDENCE ON CONSTRUCTION INDUSTRY

     Demand for new equipment manufactured by UpRight tends to be cyclical, responding historically to varying levels of construction and industrial activity, principally in the United States and, to a lesser extent, in other countries. Industry growth was adversely affected by the severe downturn in commercial construction between 1990 and 1992. From 1989 to 1991, according to data reported by EMI, total industry unit shipments of scissor lifts and boom lifts fell 34%, from 17,806 units to 11,748 units. During the same period, UpRight's unit shipments of scissor lifts fell 33%, from 2,259 units to 1,508 units. There can be no assurance that the construction industry will not experience a downturn in the future and that the Company's results of operations will not be materially adversely impacted. Other factors affecting demand include the availability and cost of financing for equipment purchases and the market availability of used equipment. UpRight's management continuously monitors these and other factors that affect demand for its equipment and products; however, predicting levels of demand beyond a short period of time is necessarily imprecise and demand may at times change dramatically.

     The equipment rental industry is also dependent upon the level of activity in the commercial construction and industrial segments. Accordingly, the equipment rental industry is sensitive to national, regional and local slowdowns in commercial construction, as well as in particular industries. A significant portion of Horizon's revenue is derived from customers in the construction industry, which is highly cyclical and subject to downturns during economic slowdowns. Consequently, Horizon's operating results may be materially adversely affected by events or conditions in a particular region where it operates, such as regional economic slowdowns and other factors. In addition, the Company's operating results may be materially adversely affected by increases in interest rates that may lead to a decline in economic activity and by adverse weather that may lead to a decline in construction activity. There can be no assurance that economic slowdowns or adverse conditions would not have a material adverse affect on the Company's operating results and financial condition.

CONSOLIDATING CUSTOMER BASE; DEPENDENCE UPON MAJOR CUSTOMERS

     The principal customers for UpRight's new equipment are independent equipment distributors that primarily rent UpRight's products and provide service support to equipment users. In recent years, there has been substantial consolidation in ownership among rental companies, including certain customers of UpRight, resulting in a more limited number of major customers comprising a substantial portion of UpRight's revenue. The Company believes this consolidation may change the relative bargaining leverage between aerial work platform manufacturers and their customers, thereby increasing unit pricing pressure. During fiscal years 1995, 1996 and 1997, other than Horizon, UpRight's ten largest customers together accounted for approximately 43%, 43% and 63%, respectively, of UpRight's revenue. Unanticipated purchasing decisions by any of these major customers could materially adversely affect overall demand for UpRight's products and the Company's financial performance. During recessionary conditions, demand for equipment by equipment rental companies typically declines more sharply than demand for equipment purchased by end users. In addition, rental companies have accelerated the turnover of their rental fleets, which has increased sales of aerial work platforms. There can be no assurance that this trend will continue or that current equipment replacement policies will be maintained.

RISKS RELATING TO GROWTH

     A principal component of the Company's strategy is to continue to grow profitably in both existing and new markets by expanding its facilities and product lines and acquiring aerial work platform component manufacturing companies, in the case of UpRight, and expanding its rental fleet and acquiring or opening new rental locations, in the case of Horizon. The Company's future growth will be dependent upon a number of factors, including the Company's ability to successfully implement its capital expansion programs, identify acceptable acquisition candidates, consummate acquisitions and obtain sites for startup locations on favorable terms, successfully integrate acquired businesses and startup locations with the Company's existing operations, expand its customer base at existing and acquired locations and obtain financing to support its acquisitions and planned expansion. Given the cyclical nature of demand in the aerial work platform industry, capital investments to build or acquire additional manufacturing facilities involve significant risks. The Company may postpone, delay or forego any or all of its capital expansion programs depending on market or economic conditions or the Company's financial results or revised internal forecasts or budgets. There can be no assurance that the intended benefits of the capital expansion programs will be realized either by implementing such programs or, alternatively, growing through acquisitions.

     As a result of the planned expansion of its facilities and product lines, acquisitions and the opening of startup locations, the Company will experience growth in the number of its employees, the scope of its operating and financial systems and in the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility for both existing and new management personnel. To manage this expected growth, the Company intends to invest further in its operating and financial systems and to continue to expand, train and manage its employee base. There can be no assurance that the Company will be able to attract and retain qualified management employees, that the Company's current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain such employees and to improve such systems and controls will be sufficient.

SIGNIFICANCE OF NEW PRODUCT DEVELOPMENT

     UpRight has devoted substantial resources to product development. New products and models introduced by UpRight since January 1, 1994, accounted for approximately 76% and 79% of UpRight's revenue during fiscal 1996 and 1997, respectively. As part of its growth strategy, UpRight is developing and introducing additional new products, including a full line of boom lifts, and is enhancing the functions, features and options available on its existing products. There can be no assurance that UpRight will be able to introduce these or any other new products or enhancements in a timely manner in accordance with customer demand, that such products will not become obsolete prior to introduction, that the capital investments made to develop and market new or enhanced products will be recovered, or that such products will be accepted by the market when introduced. Successful product innovation by UpRight's competitors that reach the market prior to comparable innovation by UpRight or that are amenable to patent protection may materially adversely affect the Company's financial performance.

NEED FOR CONTINUAL CAPITAL EXPENDITURES

     A principal component of Horizon's strategy is to provide its rental customers with relatively new, high-quality, well-maintained equipment. Horizon estimates that to remain competitive it needs to replace approximately 15% of its rental fleet each year. In addition, Horizon's business strategy contemplates significant expansion of the size of its rental fleet and the number of its rental locations. The annual replacement of equipment and the continued expansion of Horizon's business will require significant capital expenditures.

     Similarly, UpRight's strategy to expand and extend its product lines and to enhance its manufacturing capacity and efficiency will require significant capital expenditures. See "Capital Expansion Program." There can be no assurance that the Company in the future will have capital sufficient to fund such planned or additional expenditures.

COMPETITION

     The Company faces substantial competition, and some of the Company's competitors are, or in the future may be, owned by larger enterprises that may have greater financial resources and offer wider product lines than the Company.

     The aerial work platform industry is highly competitive. In selling its aerial work platform products, UpRight experiences two principal types of competition: from other manufacturers of aerial work platforms and from alternative equipment. UpRight competes in the aerial work platform industry primarily with several other manufacturers, including JLG Industries, Grove Worldwide, Skyjack and Genie Industries, which each manufacture scissor lifts, boom lifts and portable lifts, Snorkel and Terex, which each manufacture scissor lifts and boom lifts, and Mayville Engineering Company, which manufactures scissor lifts and portable lifts. UpRight has recently introduced its first boom lift product line and is currently developing additional boom lift product lines. Several of UpRight's competitors currently offer a more comprehensive boom lift product line. There can be no assurance that UpRight's boom lift product lines can successfully compete against other leading manufacturers of boom lifts. UpRight also competes with more traditional means of accomplishing the tasks performed by aerial work platforms, including truck- and trailer-mounted booms and, to a more limited extent, ladders, scaffolding and other devices.

     Certain of UpRight's competitors are part of, or are affiliated with, companies that are larger and have greater financial resources than UpRight. Several of UpRight's competitors have significantly increased or are in the process of significantly increasing their manufacturing capacity. There can be no assurance that this increased manufacturing capacity will not result in increased unit pricing pressure.

     The equipment rental industry is highly competitive as well. Horizon's competitors include national and multiregional companies, such as Prime Service, US Rentals and Hertz Equipment Rental, regional competitors that operate in a small number of states, small, independent businesses with one or a few rental locations, and equipment vendors and dealers which both sell and rent equipment directly to end users. There can be no assurance that manufacturers of the equipment that Horizon rents will not commence or increase their efforts to rent or resell such equipment directly to Horizon's customers. In addition, to the extent existing or future competitors seek to gain or retain market share by reducing rental rates and/or sales prices, Horizon may be required to lower its prices, thereby adversely affecting the operating results of the Company.

     The Company may also compete for acquisition candidates, thereby possibly increasing the price for acquisitions or reducing the number of desirable acquisition candidates and for startup locations, thereby possibly limiting the number of attractive locations for expansion. There can be no assurance that Horizon will not encounter increased competition from existing competitors and new market entrants.

PRODUCT LIABILITY; AVAILABILITY OF INSURANCE

     Use of products manufactured by UpRight and sold or rented by Horizon involves risks of personal injury and property damage for the user and liability exposure for the Company, UpRight and Horizon. UpRight insures against this liability through a combination of a self-insurance retention and catastrophic coverage in excess of the retention. UpRight monitors all incidents of which it becomes aware involving the use of its products that result in personal injury or property damage, and establishes accrued liability reserves on its financial statements based on liability estimates with respect to claims arising from such incidents. While the Company believes that its current reserves are adequate, future or unreported incidents involving personal injury or property damage or unanticipated variances between actual liabilities for known incidents and Company estimates may adversely affect the Company's financial performance.

     Horizon maintains general liability insurance coverage for its operations and activities. Each of UpRight and Horizon carries coverage for general and automobile liability and workers' compensation claims from various insurance carriers. There can be no assurance, however, that existing or future claims will not exceed the level of such insurance coverage, or that such insurance will continue to be available on economically reasonable terms, or at all. In addition, certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, generally are not covered by UpRight's or Horizon's insurance. See "Business -- Legal Proceedings, Environmental and Regulatory Matters and Employees."

AVAILABILITY OF PRODUCT COMPONENTS; RELIANCE ON SUPPLIERS

     UpRight obtains raw materials and certain manufactured components from third-party suppliers, including original equipment manufacturers and independent distributors. To reduce materials costs and inventories, UpRight relies on arrangements with preferred vendors as a sole source for just-in-time delivery of many manufactured components, such as hydraulic motors, power units and cylinders, custom wheels and tires and castings. Because UpRight maintains limited raw materials inventories and relies on sole source suppliers for certain of its components, even brief unanticipated delays in delivery by suppliers, including due to labor disputes, impaired financial condition of suppliers, weather conditions or other natural disasters, may materially adversely affect UpRight's ability to satisfy its customers on a timely basis and thereby adversely affect UpRight's financial performance.

RELIANCE ON FOREIGN SALES

     During fiscal years 1995, 1996 and 1997, approximately 27%, 27% and 39%, respectively, of UpRight's revenue resulted from export sales to Europe and the Pacific Rim. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." A key element of UpRight's growth strategy is to continue to increase export sales, and management expects that export sales as a percentage of UpRight's revenue will continue to increase. Export sales subject UpRight to a variety of risks, including changes in political and economic conditions, differing legal practices, particularly in regard to product liability claims, extended payment terms and changes in taxation, freight rates and foreign exchange rates. There can be no assurance that the foregoing factors, individually or in the aggregate, will not have a material adverse effect on UpRight's future revenue from export sales or its financial performance.

GOVERNMENT AND ENVIRONMENTAL REGULATION

     The Company's operations are subject to various federal, state and local laws and regulations governing, among other things, worker safety, operation of its delivery fleet, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or operator of a facility may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, it and related costs of investigation, as well as property and other damages. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such substances at its facility. There can be no assurance that acquired, leased or other operated facilities have been operated in compliance with all environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits. See
"Business -- Legal Proceedings, Environmental and Regulatory Matters and Employees."

DEPENDENCE ON FAVORABLE LABOR CONDITIONS

     Certain of Horizon's employees are currently represented by a labor union. See "Business -- Legal Proceedings, Environmental and Regulatory Matters and Employees -- Employees." Certain of UpRight's employees are approached from time to time by union representatives. As UpRight and Horizon implement their growth strategies and become larger, they may become the target of increased union activity, which may have an adverse effect, in the case of UpRight, on its flexible staffing policy and manufacturing efficiencies. On August 28, 1997, the United Paperworkers International Union held an election to certify the union as the exclusive representative for permanent UpRight employees at its Selma, California facility. The permanent employees at the Selma facility voted against unionization and certification of the union. The results of the election were certified by the National Labor Relations Board. Management of UpRight and Horizon are unable to predict whether, if solicited in the future, any of their non-union employees will elect to be represented by a labor union or other collective bargaining organization. Accordingly, there can be no assurance that the Company will continue to benefit from its current labor conditions for an extended period of time. While UpRight management believes that its employee relations are good, in the event that a future election takes place which results in unionization of UpRight's Selma employees, there can be no assurance that the effect thereof would not have a material adverse effect on the Company's business and financial condition. See "Business -- UpRight -- Manufacturing."

HOLDING COMPANY STRUCTURE

     All of the Company's income is generated by its operating subsidiaries, UpRight and Horizon. As a result, the Company will be dependent on the earnings and cash flow of, and dividends and distributions or advances from, its subsidiaries to provide the funds necessary to meet its debt service obligations, including the payment of principal of and interest on the Notes. In particular, the Company is heavily dependent upon the operations of UpRight, which accounted for approximately 68% and 69% of the Company's revenue (after giving effect to intercompany elimination with Horizon) for fiscal years 1996 and 1997, respectively. There can be no assurance that the Company's subsidiaries will generate sufficient cash flow to dividend, distribute or advance funds to the Company. Should the Company fail to satisfy any payment obligation under the Notes, the holders thereof would have a direct claim therefor against the Guarantors pursuant to the Guarantees.

SUBORDINATION OF THE NOTES AND THE GUARANTEES

     The payment of principal of, premium and interest on, and any other amounts owing in respect of, the Notes is subordinated to the prior payment in full of all existing and future Senior Indebtedness of the Company. Similarly, the Guarantees of the Guarantors will be subordinated in right of payment to all Senior Indebtedness of the respective Guarantors. At June 29, 1997, UpRight and Horizon had $6.6 million and $0.0, respectively, of Senior Indebtedness outstanding. In addition, UpRight and Horizon had $4.0 million and

$3.0 million, respectively, of undrawn commitments available under their respective credit facilities. The Indenture limits, but does not prohibit, the incurrence by the Company and the Guarantors of indebtedness which constitutes Senior Indebtedness. In the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company or its subsidiaries, the assets of the Company or such subsidiary will be available to pay obligations on the Notes or the Guarantees, as the case may be, only after all Senior Indebtedness has been paid in full in cash, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. In addition, under certain circumstances, the Company and its subsidiaries may not pay principal of, premium or interest on, or any other amounts owing in respect of, the Notes, or purchase, redeem or otherwise retire the Notes, if a payment default or a non-payment default exists with respect to certain Senior Indebtedness, and, in the case of a non-payment default, a payment blockage notice has been received by the Trustee (as defined). See "Description of the Notes -- Subordination."

RESTRICTIONS UNDER DEBT AGREEMENTS

     The Indenture contains covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to incur additional indebtedness, incur liens, pay dividends and make certain other restricted payments, make investments, consummate certain asset sales, enter into certain transactions with affiliates, issue subsidiary stock, create dividend or other payment restrictions affecting Restricted Subsidiaries, consolidate or merge with any other person or transfer all or substantially all of the assets of the Company. See "Description of the Notes -- Certain Covenants."

     In addition, any credit facilities that the Company and its subsidiaries may enter into may contain restrictive covenants that will limit the ability of the Company and its subsidiaries to prepay their indebtedness (including the Notes and obligations under the Guarantees). Such credit facilities may also require the borrowers thereunder to maintain specified consolidated financial ratios and satisfy certain consolidated financial tests. UpRight's and Horizon's ability to meet applicable financial ratios and financial tests can be affected by events beyond their control, and there can be no assurance that UpRight or Horizon will meet those ratios and tests. A breach of any of the covenants under any credit facilities or the Indenture could result in a default under such credit facilities and/or the Indenture. If an event of default occurs under any credit facilities, the respective lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the Company, UpRight or Horizon is unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. A substantial portion of the Company's consolidated assets will be pledged to secure such credit facilities. See "Description of the Notes" and "Description of Certain Indebtedness."

FRAUDULENT CONVEYANCE RISKS

     In certain circumstances, the incurrence by the Company of indebtedness such as the Notes may be subject to review under relevant state and federal fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the Company. Under these laws, if a court were to find that, after giving effect to the sale of the Notes and the application of the net proceeds therefrom, either (a) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding creditors or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (b) the Company received less than reasonably equivalent value or consideration for incurring such indebtedness and (i) was insolvent or rendered insolvent by reason of such transaction, (ii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court may subordinate such indebtedness to presently existing and future indebtedness of the Company, avoid the issuance of such indebtedness and direct the repayment of any amounts paid thereunder to the Company's creditors or take other action detrimental to the holders of such indebtedness.

     The Company's obligations under the Notes will be guaranteed by the Guarantors. In certain circumstances, the incurrence by a Guarantor of a Guarantee may be subject to review under relevant state and federal fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of such Guarantor. Under these laws, if a court were to find that either (a) a Guarantee was incurred by a Guarantor with the intent of hindering, delaying or defrauding creditors or such Guarantor contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (b) such Guarantor received less than reasonably equivalent value or consideration for incurring such Guarantee and (i) was insolvent or rendered insolvent by reason of such transaction, (ii) was engaged in a business or transaction for which the assets remaining with such Guarantor constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court may subordinate such Guarantee to presently existing and future indebtedness of such Guarantor, avoid the issuance of such Guarantee and direct the repayment of any amounts paid thereunder to such Guarantor's creditors or take other action detrimental to the holders of such Guarantee. A legal challenge of a Guarantee on fraudulent conveyance grounds, may, among other things, focus on the benefits, if any, realized by the Guarantor as a result of the issuance of the Notes by the Company.

     To the extent any Guarantee were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the Notes would cease to have any claim in respect of such Guarantor and would be creditors solely of the Company and any Guarantor whose Guarantee was not voided or held unenforceable. In such event, the claims of the holders of the applicable Notes against the issuer of an invalid Guarantee would be subject to the prior payment of all liabilities and preferred stock claims of such Guarantor. There can be no assurance that, after providing for all prior claims and preferred stock interests, if any, there would be sufficient assets to satisfy the claims of the holders of the applicable Notes relating to any voided portions of any of the Guarantees.

     The measure of insolvency for purposes of determining whether a transfer is voidable as a fraudulent conveyance varies depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its liabilities, including contingent liabilities, were greater than the value of all its property at a fair valuation, or if the present fair salable value of the debtor's assets were less than the amount required to repay its probable liabilities on debts, including contingent liabilities, as they become absolute and matured.

     Based upon financial and other information currently available to it, management of the Company believes that the Notes and the Guarantees are being incurred for proper purposes and in good faith and that, at the time the Notes and the Guarantees are issued, the Company and each Guarantor, as the case may be, will be (i) neither insolvent nor rendered insolvent thereby, (ii) in possession of sufficient capital to run its business effectively and (iii) incurring debts within its ability to pay as the same mature or become due. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In reaching these conclusions, the Company has relied upon various valuations and estimates of future cash flow that necessarily involve a number of assumptions and choices of methodology. No assurance can be given, however, that the assumptions and methodologies chosen by the Company would be adopted by a court or that a court would concur with the Company's conclusions.

CONTROL BY SOLE STOCKHOLDER

     All of the Company's common stock is owned by UpRight International Limited, which has the ability to elect all of the directors and control the business, policies and affairs of the Company and its subsidiaries. See "Security Ownership of Certain Beneficial Owners."

CHANGE OF CONTROL

     In the event of a Change of Control, the Company will be required to offer to purchase all of the outstanding Notes at 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of the purchase. The exercise by the holders of the Notes of their right to require the Company to purchase the Notes upon a Change of Control could also cause a default under other indebtedness of the Company, even if the Change of Control itself does not, because of the financial effect of such purchase on the Company. The Company's ability to pay cash to the holders of the Notes upon a purchase may be limited by the Company's then-existing financial resources. There can be no assurance that, in the event of a Change of Control, the Company will have, or will have access to, sufficient funds or will be contractually permitted under the terms of outstanding indebtedness to pay the required purchase price for all Notes tendered by holders upon a Change of Control. See "Description of the Notes -- Change of Control Offer."

ABSENCE OF PUBLIC MARKET; RESTRICTIONS ON TRANSFER

     There is no existing market for the Notes, and the Company does not intend to apply for listing of the Notes on any securities exchange. There can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell their Notes, or the price at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchasers have advised the Company that they currently intend to make a market in the Notes. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice.

PROCEDURES FOR TENDER OF ORIGINAL NOTES

     The Exchange Notes will be issued in exchange for Original Notes only after timely receipt by the Exchange Agent of such Original Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Failure by a holder in following such procedures may result in delay in receiving an Exchange Note on a timely basis. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Original Notes for exchange. Any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "The Exchange Offer -- Procedures for Tendering" and "Plan of Distribution."

CONSEQUENCES OF FAILURE TO EXCHANGE ORIGINAL NOTES

     The Original Notes have not been registered under the Securities Act and are subject to substantial restrictions on transfer. Original Notes that are not tendered in exchange for Exchange Notes or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. The Company does not currently anticipate that it will register the Original Notes under the Securities Act. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. See "The Exchange Offer -- Consequences of Failure to Exchange."

                               THE EXCHANGE OFFER

PURPOSES AND EFFECTS OF THE EXCHANGE OFFER

     The Original Notes were sold by the Company on June 10, 1997 (the "Issue Date") to the Initial Purchasers pursuant to a Securities Purchase Agreement dated as of June 4, 1997 (the "Purchase Agreement"). As a condition to the sale of the Original Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement on the Issue Date. Pursuant to the Registration Rights Agreement, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the Exchange Notes within 45 days after the Issue Date, (ii) use its best efforts to cause such Registration Statement to become effective under the Securities Act within 135 days after the Issue Date and (iii) upon effectiveness of the Registration Statement, commence the Exchange Offer, keep the Exchange Offer open for at least 30 days (or a longer period if required by law) and deliver to the Exchange Agent Exchange Notes in the same aggregate principal amount at maturity as the Original Notes that were tendered by holders thereof pursuant to the Exchange Offer. Under existing Commission interpretations, the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, that in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act will be delivered as required. The Company has agreed to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes acquired as described below for such period of 180 days after the Expiration Date. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the Registration Rights Agreement (including certain indemnification rights and obligations). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement of which this Prospectus is a part is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement and the Purchase Agreement.

     The Company is generally not required to file any registration statement to register any outstanding Original Notes. Holders of Original Notes who do not tender their Original Notes or whose Original Notes are tendered but not accepted will have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Original Notes.

     With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder which is an "affiliate" of the Company (within the meaning of Rule 405 under the Securities Act)) who exchanges Original Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires the Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for

Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept any and all Original Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes surrendered pursuant to the Exchange Offer. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer; provided, however, that Original Notes may be tendered only in integral multiples of $1,000. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

     The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of Original Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Original Notes, such that all outstanding Notes will be treated as a single class of debt securities under the Indenture.

     Interest on the Exchange Notes will accrue from the most recent date to which interest has been paid on the Original Notes or, if no interest has been paid, from June 10, 1997. Accordingly, registered holders of Exchange Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from June 10, 1997. Original Notes accepted for exchange will cease to accrue interest from and after the date of the consummation of the Exchange Offer. Holders whose Original Notes are accepted for exchange will not receive any payment in respect of interest on such Original Notes otherwise payable on any interest payment date, the record date for which occurs on or after consummation of the Exchange Offer.

     As of the date of this Prospectus, $105,000,000 aggregate principal amount of the Original Notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company (the "Depository" or "DTC"). Only a registered holder of the Original Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Original Notes entitled to participate in the Exchange Offer.

     Holders of the Original Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Original Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the Exchange Notes from the Company.

     If any tendered Original Notes are not accepted for exchange because of an invalid tender, or due to the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Original Notes will be returned without expense to the tendering holders thereof (or in the case of Original Notes tendered by book-entry transfer, such Original Notes will be credited to the account of such holder maintained at the Depository), as promptly as practicable after the expiration or termination of the Exchange Offer.

     Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; TERMINATION

     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on December 1, 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral (promptly confirmed in writing) or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer. Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Exchange Offer, (iii) if any conditions set forth below under "-- Certain Conditions to the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent or
(iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to such registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period. The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "-- Certain Conditions to the Exchange Offer."

     If the Company extends the period of time during which the Exchange Offer is open, or if it is delayed in accepting for exchange of, or in issuing and exchanging the Exchange Notes for, any Original Notes, or is unable to accept for exchange of, or issue Exchange Notes for, any Original Notes pursuant to the Exchange Offer for any reason, then, without prejudice to the Company's rights under the Exchange Offer, the Exchange Agent may, on behalf of the Company, retain all Original Notes tendered, and such Original Notes may not be withdrawn except as otherwise provided below in "-- Withdrawal of Tenders." The adoption by the Company of the right to delay acceptance for exchange of, or the issuance and the exchange of the Exchange Notes, for any Original Notes is subject to applicable law, including Rule 14e-1(c) under the Exchange Act, which requires that the Company pay the consideration offered or return the Original Notes deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the Exchange Offer.

PROCEDURES FOR TENDERING

     Only a registered holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either (i) certificates for such Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer of such Notes, if such procedure is available, into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the

Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. See "-- Guaranteed Delivery Procedures."

     Any financial institution that is a participant in the Depository's Book-Entry Transfer Facility system may make book-entry delivery of the Original Notes by causing the Depository to transfer such Original Notes into the Exchange Agent's account in accordance with the Depository's procedure for such transfer. Although delivery of Original Notes may be effected through book-entry transfer into the Exchange Agent's account at the Depository, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth below under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO THE DEPOSITORY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     The tender by a holder which is not withdrawn prior to the Expiration Date will constitute a binding agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner of the Original Notes whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Notes in such owner's name (to the extent permitted by the Indenture) or obtain a properly completed assignment from the registered holder. The transfer of registered ownership may take considerable time.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Original Notes (which term includes any participants in DTC whose name appears on a security position listing as the owner of the Original Notes) or if delivery of the Exchange Notes is to be made to a person other than the registered holder, such Original Notes must be endorsed or accompanied by a properly completed bond power, in either case signed by such registered holder as such registered holder's name appears on such Original Notes with the signature on the Original Notes or the bond power guaranteed by an Eligible Institution (as defined below).

     Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "-- Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or another "Eligible Guarantor Institution" within the meaning of Rule 17Ad-15 under the Exchange Act (any of the foregoing, an "Eligible Institution").

     If the Letter of Transmittal or any Original Notes or assignments are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     The Exchange Agent and the Depository have confirmed that any financial institution that is a participant in the Depository's system may utilize the Depository's Automated Tender Offer Program to tender Original Notes.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes, the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

     While the Company has no present plan to acquire any Original Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Original Notes which are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Original Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "-- Certain Conditions to the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder, (ii) the holder has no arrangement or understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) the holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission, and (v) the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF NOTES

     If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering holder thereof (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent's account at the Depository pursuant to the book-entry transfer procedures described below, such Original Notes will be credited to an account maintained with the Depository) as promptly as practicable.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Original Notes at the Depository for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depository's system may make book-entry delivery of Original Notes by causing the Depository to transfer such Original Notes into the Exchange Agent's account at the Depository in accordance with the Depository's procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer at the Depository, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below. See "-- Guaranteed Delivery Procedures."

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available or (ii) who cannot deliver their Original Notes (or complete the procedures for book-entry transfer), the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Original Notes (if available) and the principal amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof) together with the certificate(s) representing the Original Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at the Depository of Original Notes delivered electronically), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Original Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at the Depository of Original Notes delivered electronically), and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to the Expiration Date.

     To withdraw a tender of Original Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers (if applicable) and principal amount of such Original Notes), and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Properly withdrawn Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Original Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if any of the following conditions exist:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Company, might impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company or there shall have occurred any material adverse development in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

          (b) there shall have been any material change, or development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries which, in the reasonable judgment of the Company, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

          (c) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the judgment of the Company, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

          (d) any governmental approval which the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby shall have not been obtained.

     If the Company determines in its reasonable discretion that any of these conditions is not satisfied, the Company may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Original Notes (see "-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Holders may have certain rights and remedies against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer, notwithstanding a failure of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in the Company's reasonable discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

TERMINATION OF CERTAIN RIGHTS

     All rights under the Registration Rights Agreement (including registration rights) of holders of the Original Notes eligible to participate in this Exchange Offer will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligations (i) to indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities (including liabilities under the Securities
Act), (ii) to provide, upon the request of any holder of a transfer-restricted Original Note, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of such Original Notes pursuant to Rule 144A,
(iii) to use its best efforts to keep the Registration Statement effective to the extent necessary to ensure that it is available for resales of transfer-restricted Original Notes by broker-dealers for a period of 180 days from the date on which the Registration Statement is declared effective and (iv) to provide copies of the latest version of the Prospectus to broker-dealers upon their request for a period of 180 days from the date on which the Registration Statement is declared effective. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXCHANGE AGENT

     U.S. Trust Company of California, N.A. has been appointed as Exchange Agent for the Exchange Offer. All questions and requests for assistance as well as all correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:

                                 By Facsimile:
                                 (212) 420-6155
                        (For Eligible Institutions Only)

                             Confirm by Telephone:
                                 (800) 225-2398

                             By Overnight Courier:
                     U.S. Trust Company of California, N.A.
                  c/o United States Trust Company of New York
                            770 Broadway, 13th Floor
                            New York, New York 10003
                 Attention: Corporate Trust and Agency Services

                                    By Hand:
                     U.S. Trust Company of California, N.A.
                  c/o United States Trust Company of New York
                           111 Broadway, Lower Level
                            New York, New York 10006
                 Attention: Corporate Trust and Agency Services

                                    By Mail:
                      (insured or registered recommended)
                     U.S. Trust Company of California, N.A.
                  c/o United States Trust Company of New York
                       P.O. Box 841, Peter Cooper Station
                         New York, New York 10276-0841
                 Attention: Corporate Trust and Agency Services

     Requests for additional copies of this Prospectus, the Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Exchange Agent.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $200,000. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Original Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes, or Original Notes for principal amounts not tendered or acceptable for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holders of the Original Notes tendered, or if tendered Original Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder of Original Notes.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Original Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Participation in the Exchange Offer is voluntary. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     The Original Notes which are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Original Notes may be resold only (i) to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act,
(iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange Original Notes in like principal amount, the terms of which are substantially identical to the Exchange Notes. The Original Notes surrendered in exchange for Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the indebtedness of the Company.

     The net proceeds to the Company from the sale of the Original Notes were used to: (i) repay $1.2 million of outstanding revolving credit indebtedness of Horizon with a maturity of November 1997 and with an interest rate of 8.5% as of March 30, 1997; (ii) repay $18.0 million in the aggregate of various term loans of Horizon with maturities ranging from July 2000 to July 2001 and with interest rates ranging from 8.5% to 9.0%; (iii) repay $9.6 million of demand indebtedness and accrued interest thereon through March 30, 1997 of the Company from its parent company, UpRight International Limited, with an interest rate of 8.25%;
(iv) repay $4.4 million of various capital lease obligations and other debt of UpRight and Horizon with maturities ranging from June 1997 to February 2002 and with interest rates ranging from 8.0% to 14.4%; (v) finance its capital expansion program at UpRight, which management currently estimates will cost approximately $20 million over the next two fiscal years (see "Capital Expansion Program -- UpRight"); (vi) finance its capital expansion program at Horizon, which management currently estimates will cost approximately $13.5 million over the next two fiscal years (see "Capital Expansion Program -- Horizon"); and
(vii) capitalize with up to $5.0 million a floor plan financing program (see "Capital Expansion Program -- UpRight"). The balance of the net proceeds of the offering of the Original Notes was or will be used for general corporate purposes, including acquisitions in complementary, ancillary or related businesses, in accordance with the terms of the Indenture. The Company may also use all or a portion of the amounts allocated to fund the capital expansion programs at UpRight and Horizon to fund any such acquisitions. However, no agreement with respect to any acquisition has been entered into at the date of this Prospectus. To the extent an acquisition is consummated utilizing funds originally allocated to the capital expansion programs or which provides manufacturing capacity, product lines or locations which were otherwise intended to be developed or started by the Company, the Company's capital expansion programs may be delayed, modified or reduced accordingly, and the Company may require additional financing to complete its planned capital expansion.

                           CAPITAL EXPANSION PROGRAM

UPRIGHT

     Since the beginning of fiscal 1995, UpRight has invested approximately $17.7 million in its capital expenditure program to develop a boom lift product line, extend its line of scissor lift products by developing new models, modify existing scissor lifts to enhance product quality, safety and reliability and to automate and upgrade its manufacturing facilities. In the aggregate, UpRight spent $5.3 million on fixtures and equipment, including a horizontal machining center, powder coat paint equipment, overhead cranes, welding fixtures and turning centers, to manufacture new products; $4.1 million for buildings and improvements, including 80,000 square feet for boom lift assembly and production, 38,000 square feet for large scissor lift production and 33,000 square feet for a new powder coat paint facility; $3.5 million for machine shop equipment; $4.6 million on other manufacturing equipment; and $0.2 million on engineering work stations and equipment.

     UpRight intends to develop a full line of articulated and telescopic boom lifts over the next five years. In addition, UpRight intends to continue to modernize and upgrade its manufacturing facilities. UpRight's capital expenditure program anticipates spending approximately $20.0 million over the next two fiscal years, including the following: $12.6 million on fixtures and equipment to manufacture new products, including boom lifts and new scissor lift models; $3.6 million for additional land, buildings and improvements related to production expansion; $2.0 million for machine shop equipment; and $1.8 million on quality control, other manufacturing and engineering.

     UpRight currently operates at near full manufacturing capacity and utilization in its production of current product lines and models of scissor and boom lifts. Management of UpRight estimates that its capital expenditure program will enable UpRight to generate revenue of approximately $140 million for the fiscal year ending June 27, 1999, reflecting an estimated 27% increase over UpRight's fiscal 1997 revenue. The foregoing sentence constitutes a forward-looking statement that involves certain risks and uncertainties that could cause actual results to differ materially from those estimated.

     The following table details the capital expenditures incurred by UpRight for fiscal years 1995, 1996 and 1997, and UpRight's anticipated capital expenditures for fiscal years 1998 and 1999.

                                                      FISCAL YEAR ENDED              FISCAL YEAR ENDING
                                              ---------------------------------     ---------------------
                                              JULY 2,     JUNE 30,     JUNE 29,     JUNE 28,     JUNE 27,
                                               1995         1996         1997         1998         1999
                                              -------     --------     --------     --------     --------
                                                                (DOLLARS IN THOUSANDS)
Land........................................  $    --      $   --       $   --      $    600     $     --
Building and Improvements...................      358       1,980        2,238         1,500        1,500
Machinery and Equipment.....................    3,080       4,488        5,531         7,900        8,500
                                               ------      ------       ------        ------       ------
                                              $ 3,438      $6,468       $7,769      $ 10,000     $ 10,000
                                               ======      ======       ======        ======       ======

     UpRight's management believes that one of the reasons supporting the growth in North American sales of aerial work platform equipment has been the availability of financing for both distributors and end users of the manufactured equipment. In North America, there are multiple sources available to finance the purchase of industrial equipment. UpRight's management believes that the range of financing options available internationally is limited because leasing companies in the countries to which UpRight exports are generally unwilling to finance transactions of the relatively small size and unit price of equipment typically purchased from UpRight in such transactions. UpRight currently exports to a large number of countries, and a key element of UpRight's growth strategy is to continue to increase export sales. As a result, UpRight intends to introduce a floor plan financing program to allow its foreign distributors to finance their inventory of UpRight aerial work platforms on extended terms. UpRight intends to invest up to $5.0 million initially to capitalize this floor plan financing program. UpRight's management believes this will be of increasing importance with the introduction of its boom lift line of products, which have higher unit prices.

HORIZON

     Since the beginning of fiscal 1995, Horizon has invested approximately $24.6 million in its capital expenditure program, including the following: approximately $1.4 million (at dealer cost) to fund the startup of its Raleigh, North Carolina and Charleston, South Carolina satellite locations; approximately $9.6 million

(at dealer cost) to purchase approximately 703 units to upgrade and replace equipment in its rental fleet; approximately $14.0 million (at dealer cost) to purchase new equipment to expand its rental fleet from approximately 1,900 units to more than 2,400 units; approximately $0.4 million for equipment related to its acquisition of a forklift rental and sales operation in Brea, California which totaled $1.2 million; and approximately $1.8 million to purchase a branch location in Lakewood, New Jersey, of which $1.4 million was used to purchase equipment.

     Horizon's capital expansion program anticipates spending approximately $17.0 million (at dealer cost) over the next two years, including the following: approximately $2.3 million for the continued expansion of the number of its locations through the development of satellite rental offices linked to an existing branch and the strategic acquisition of small regional equipment rental and sales companies; approximately $4.2 million (at dealer cost) to add additional equipment, particularly scissor lifts, to increase the size of its rental fleet; and approximately $10.6 million (at dealer cost) to replace existing equipment.

     The following table details the capital expenditures (at dealer cost) incurred by Horizon for fiscal years 1995, 1996 and 1997, and Horizon's anticipated capital expenditures (at dealer cost) for fiscal years 1998 and 1999. "Dealer cost" means the price paid by Horizon to purchase equipment from equipment manufacturers, including from UpRight on arm's-length terms.

                                                  FISCAL YEAR ENDED                      FISCAL YEAR ENDING
                                    ---------------------------------------------   -----------------------------
                                    JULY 2, 1995    JUNE 30, 1996   JUNE 29, 1997   JUNE 28, 1998   JUNE 27, 1999
                                    -------------   -------------   -------------   -------------   -------------
                                                               (DOLLARS IN THOUSANDS)
Replacement Equipment(1)..........     $ 2,833         $ 2,299         $ 3,495         $ 4,750         $ 5,800
Additional Equipment(2)...........       4,238           6,079           3,686           2,750           1,450
Investment in New Satellite
  Locations.......................          --             735             641           1,000             750
Acquisitions......................          --              --           1,673              --             500
                                        ------          ------          ------          ------          ------
                                       $ 7,071         $ 9,113         $ 9,495         $ 8,500         $ 8,500
                                        ======          ======          ======          ======          ======

---------------
(1) Horizon anticipates purchasing approximately $7.4 million of replacement equipment in fiscal years 1998 and 1999 from UpRight at dealer cost. On a consolidated basis, the Company expects to record these capital purchases at approximately $5.2 million, which reflects UpRight's cost to manufacture the equipment.

(2) Horizon anticipates purchasing approximately $4.0 million of additional equipment in fiscal years 1998 and 1999 from UpRight at dealer cost. On a consolidated basis, the Company expects to record these capital purchases at approximately $2.8 million, which reflects UpRight's cost to manufacture the equipment.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 29, 1997. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

        Debt outstanding:
          Revolving credit facilities(1)................................    $     --
          Industrial revenue bonds......................................       6,604
          Term indebtedness.............................................          --
          Capital leases and other......................................       2,757
          Note payable -- related party.................................          --
          Notes offered hereby, net of unamortized discount.............     104,523
                                                                             -------
                  Total debt outstanding................................     113,884
        Stockholder's equity............................................      27,031
                                                                             -------
                  Total capitalization..................................    $140,915
                                                                             =======

---------------

(1) Upon consummation of the offering of the Original Notes and the application of the net proceeds thereof, UpRight and Horizon had $4.0 million and $3.0 million available under their respective revolving credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data with respect to the Company for the periods ended on and as of the dates indicated. The selected historical consolidated financial data for fiscal years 1995, 1996 and 1997 are derived from and should be read in conjunction with the consolidated financial statements of the Company audited by Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation, Los Angeles, California, including the Company's consolidated balance sheets at June 30, 1996 and June 29, 1997 and the related consolidated statements of operations and cash flows for each of the three fiscal years in the period ended June 29, 1997 and the notes thereto appearing elsewhere in this Prospectus. The selected historical consolidated financial information for the fiscal year ended July 3, 1994 has been derived from the Company's consolidated financial statements audited by Pannell Kerr Forster. The selected historical consolidated financial data for the fiscal year ended June 27, 1993 have been derived from unaudited financial information prepared by the Company. The unaudited selected pro forma statement of operations data and other data for the fiscal year ended June 29, 1997 give effect to the offering of the Original Notes as if it had been completed on July 1, 1996. The pro forma data should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma financial data are not necessarily indicative of the results that would have occurred had the offering of the Original Notes been completed on the dates indicated or of the Company's actual or future operating results or financial condition. Other than those pro forma adjustments reflecting the offering of the Original Notes, the offering of the Exchange Notes will have no effect on the Company's financial condition and results of operations.

                                                                 FISCAL YEAR ENDED
                                                 --------------------------------------------------
                                                 JULY 27,   JULY 3,   JULY 2,   JUNE 30,   JUNE 29,
                                                 1993(1)    1994(1)    1995       1996       1997
                                                 --------   -------   -------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
OPERATING STATEMENT DATA:
Revenue(2).....................................  $ 67,005   $70,387   $85,157   $117,903   $139,904
Cost of revenue................................    44,539    47,365    58,217     78,638     94,315
                                                  -------   -------   -------    -------    -------
Gross profit...................................    22,466    23,022    26,940     39,265     45,589
Research and development expenses..............     1,457     1,732     1,817      2,865      4,281
Product liability costs........................     1,994     1,827     2,094      3,015      3,115
Selling, general and administrative expenses...    15,884    15,051    13,982     15,124     18,117
                                                  -------   -------   -------    -------    -------
Income from operations.........................     3,131     4,412     9,047     18,261     20,076
Interest expense, net..........................     4,341     3,214     2,566      2,907      3,983
Other expense, net(3)..........................     1,130     4,252       186        539         --
                                                  -------   -------   -------    -------    -------
Income (loss) before provision for income
  taxes........................................    (2,340)   (3,054)    6,295     14,815     16,093
Provision (benefit) for income taxes...........        15    (1,221)    2,608      6,047      6,131
Cumulative effect on prior years of accounting
  change.......................................        --     6,663        --         --         --
                                                  -------   -------   -------    -------    -------
Net income (loss)..............................  $ (2,355)  $ 4,830   $ 3,687   $  8,768   $  9,962
                                                  =======   =======   =======    =======    =======
OTHER DATA:
EBITDA(4)......................................  $  6,812   $ 8,240   $12,626   $ 22,695   $ 25,880
Depreciation and amortization..................     3,681     3,828     3,579      4,434      5,804
Capital expenditures...........................     4,014     8,159     7,949     14,720     18,104
Gross margin...................................      33.5%     32.7%     31.6%      33.3%      32.6%
EBITDA margin..................................      10.2      11.7      14.8       19.3       18.5
Ratio of EBITDA to interest expense, net.......      1.57x     2.56x     4.92x      7.81x      6.50x
Ratio of earnings to fixed charges(8)..........        --(5)      --(5)    3.24     5.56       4.60

                                                              FISCAL YEAR ENDED JUNE 29, 1997
                                                          ---------------------------------------
                                                                        PRO FORMA          PRO
                                                           ACTUAL      ADJUSTMENTS        FORMA
                                                          --------     -----------       --------
                                                                  (DOLLARS IN THOUSANDS)
CONDENSED OPERATING STATEMENT DATA(6):
Revenue.................................................  $139,904                       $139,904
Cost of revenue.........................................    94,315                         94,315
                                                          --------                       --------
Gross profit............................................    45,589                         45,589
Research and development expenses.......................     4,281                          4,281
Product liability costs.................................     3,115                          3,115
Selling, general and administrative expenses............    18,117                         18,117
                                                          --------                       --------
Income from operations..................................    20,076                         20,076
Interest expense, net(7)................................     3,983         7,747(6a)       11,730
                                                          --------        ------         --------
Income before provision for income taxes................    16,093                          8,346
Provision for income taxes..............................     6,131        (2,951)(6b)       3,180
                                                          --------        ------         --------
Net income..............................................  $  9,962                       $  5,166
                                                          ========                       ========

OTHER DATA:
EBITDA(4)...............................................  $ 25,880                       $ 25,880
Depreciation and amortization...........................     5,804                          5,804
Capital expenditures....................................    18,104                         18,104
Gross margin............................................      32.6%                          32.6%
EBITDA margin...........................................      18.5%                          18.5%
Ratio of EBITDA to interest expense, net................      6.50x                          2.21x

                                                                                JUNE
                                             JUNE 27,    JULY 3,    JULY 2,      30,      JUNE 29,
                                               1993       1994       1995       1996        1997
                                             --------    -------    -------    -------    --------
                                                            (DOLLARS IN THOUSANDS)
CONDENSED BALANCE SHEET DATA:
Cash and cash equivalents..................  $  3,341    $ 1,297    $ 4,314    $11,164    $ 77,345
Accounts receivable, net...................     8,494     10,772     12,426     15,593      23,591
Inventories................................    12,138     12,899      9,969     15,301      16,833
Prepaid expenses and other.................     2,958      3,796      2,768      2,756       2,864
                                             --------    -------    -------    -------    --------
          Total current assets.............    26,931     28,764     29,477     44,814     120,633
Property, plant and equipment, net.........    19,254     20,924     21,673     30,816      42,143
Other assets...............................       371      6,337      3,932        355       5,049
                                             --------    -------    -------    -------    --------
          Total assets.....................  $ 46,556    $56,025    $55,082    $75,985    $167,825
                                             ========    =======    =======    =======    ========
Accounts payable...........................  $  9,553    $10,945    $10,054    $10,786    $ 11,585
Accrued expenses...........................     5,883     11,322      4,887      7,493       9,373
Current debt...............................    13,777      7,000     18,807     18,658         840
                                             --------    -------    -------    -------    --------
          Total current liabilities........    29,213     29,267     33,748     36,937      21,798
Long term debt, net of current portion.....    40,327     19,416     11,649     18,341     113,044
Other long-term liabilities................     2,365      2,731      1,387      3,638       5,952
                                             --------    -------    -------    -------    --------
          Total liabilities................    71,905     51,414     46,784     58,916     140,794
Stockholder's equity (deficit).............   (25,349)     4,611      8,298     17,069      27,031
                                             --------    -------    -------    -------    --------
          Total liabilities and
            stockholder's equity
            (deficit)......................  $ 46,556    $56,025    $55,082    $75,985    $167,825
                                             ========    =======    =======    =======    ========

---------------
(1) Results include operations and capital expenditures of Bacon. Results of operations and capital expenditures of the Company excluding the operating results and capital expenditures of Bacon are as follows:

                                                                    FISCAL YEAR ENDED
                                                                   -------------------
                                                                    JUNE
                                                                     27,       JULY 3,
                                                                    1993        1994
                                                                   -------     -------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
        Revenue..................................................  $52,293     $57,429
        Gross profit.............................................   18,400      19,293
        Income from operations...................................    4,419       4,518
        EBITDA...................................................    7,101       7,478
        Capital expenditures.....................................    2,822       7,031
        Gross margin.............................................     35.2%       33.6%
        EBITDA margin............................................     13.6        13.0

(2) The following details UpRight's and Horizon's revenue, and the elimination of intercompany sales for fiscal years 1994, 1995, 1996 and 1997:

                                                         FISCAL YEAR ENDED
                                           ----------------------------------------------
                                           JULY 3,     JULY 2,      JUNE 30,     JUNE 29,
                                            1994         1995         1996         1997
                                           -------     --------     --------     --------
                                                       (DOLLARS IN THOUSANDS)
        UpRight..........................  $40,694     $ 65,593     $ 93,273     $110,471
        Horizon..........................   25,282       32,236       38,112       44,315
        Intercompany sales...............   (8,547)     (12,672)     (13,482)     (14,882)
                                           -------     --------     --------     --------
                                           $57,429     $ 85,157     $117,903     $139,904
                                           =======     ========     ========     ========

     Fiscal 1994 excludes $13.0 million in revenue from Bacon. See footnote (1) above. For fiscal year 1993, Horizon was a division of UpRight and did not report financial results separately.

(3) For fiscal 1994, includes $4.0 million loss on sale of Bacon.

(4) EBITDA represents income before extraordinary item, net interest expense, financing costs, income taxes, depreciation and amortization and other expenses and income. The Company has included information concerning EBITDA in this Prospectus because it is used by certain investors as a measure of a company's ability to service its debt obligations. EBITDA should not be used as an alternative to, or be considered more meaningful than, operating income, net income or cash flow as an indicator of the Company's operating performance.

(5) Earnings were insufficient to cover fixed charges by $2,340 in fiscal 1993 and $3,054 in fiscal 1994.

(6) Pro forma information is presented as though the Notes had been issued at the beginning of fiscal 1997.

     a -- Interest pro forma adjustment assumes the Senior subordinated notes payable were outstanding for all of fiscal 1997, and debt paid-off with loan proceeds were not accruing interest charges for all of fiscal 1997. See "Use of Proceeds."

     b -- The provision for income taxes pro forma adjustment reduces the provision for income taxes at June 29, 1997 by the Company's effective income tax rate.

(7) Pro forma amount reflects an interest rate of 10.625% on the Notes and includes amortization of discount. Interest expense, net excludes the amortization of deferred financing costs, including the amounts estimated to be incurred in connection with the issuance of the Notes, and includes actual interest income.

(8) For purposes of this computation, earnings are defined as income (loss) before provision for income taxes and fixed charges. Fixed charges are the sum of (i) interest costs, (ii) amortization of deferred financing costs and
    (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and the results of operations should be read in conjunction with the historical consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company's strategy is to create shareholder value by providing capital, strategic and financial direction and management support to its wholly-owned operating subsidiaries, UpRight and Horizon. Prior to fiscal 1994, Horizon was a division of UpRight, operating as a captive equipment dealer and industrial equipment rental company in certain markets. In fiscal 1994, the Company decided each business would be managed and operated separately. All intercompany transactions between UpRight and Horizon are currently, and are intended to continue to be, conducted on an arm's-length basis. UpRight sells equipment to Horizon for the same price it would otherwise charge a comparable distributor. Horizon purchases equipment from UpRight, as well as from other major manufacturers, including certain models and product lines which may be produced by UpRight. The Company intends to maintain the distributor/supplier relationship between the two subsidiaries. Sales to Horizon accounted for approximately 19%, 14% and 13% of UpRight's revenue for fiscal years 1995, 1996 and 1997, respectively. Purchases from UpRight accounted for 72%, 49%, and 53% of Horizon's total capital purchases of equipment for fiscal years 1995, 1996 and 1997, respectively. UpRight and Horizon maintain stand-alone financial statements. Sales from UpRight to Horizon are reflected in UpRight's stand-alone financial statements at the actual arm's-length price charged. Purchases by Horizon from UpRight are reflected in Horizon's stand-alone financial statements at dealer cost. "Dealer cost" means the price paid by Horizon to purchase equipment from equipment manufacturers, including from UpRight on arm's-length terms. All significant intercompany balances and transactions are eliminated in consolidation.

     Revenue growth in the aerial work platform and industrial equipment rental industries has been historically related to the cyclical levels of construction and industrial activity in North America. UpRight has adopted just-in-time inventory procedures and build-to-order production scheduling and has instituted flexible labor and staffing practices to manage volume cycles, all of which management believes will enable UpRight to respond in a timely manner to possible downturns in the North American construction market. The foregoing strategies also allow UpRight to respond quickly to periods of strong growth in demand, which have characterized the industry. Horizon responds to downturns in the United States construction market by delaying expansion capital expenditures and adjusting the timing of replacement capital expenditures. The Company expects the aerial work platform industry will continue to be dependent upon North American construction and industrial activity, although international sales are comprising a greater proportion of total industry revenues. The Company believes UpRight has among the highest percentages of revenue from international sales of any aerial work platform manufacturer. All sales outside of the United States are denominated and paid in U.S. dollars.

     The following table sets forth for the periods indicated certain historical revenue and percentages from customer geographical segments:

                                                                   FISCAL YEAR ENDED
                                                -------------------------------------------------------
                                                    JULY 2,            JUNE 30,            JUNE 29,
                                                     1995                1996                1997
                                                ---------------    ----------------    ----------------
                                                                 (DOLLARS IN MILLIONS)
United States, Canada, Latin America..........  $67.5      79.3%   $ 92.8      78.7%   $ 96.8      69.2%
Europe........................................   12.9      15.1      19.6      16.6      35.3      25.2
Pacific Rim...................................    4.8       5.6       5.5       4.7       7.8       5.6
                                                -----    ------    ------    ------    ------    ------
                                                $85.2     100.0%   $117.9     100.0%   $139.9     100.0%
                                                ======   =======   =======   =======   =======   =======

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain historical income statement data derived from the Company's consolidated statements of operations expressed in dollars and as a percentage of net revenue.

                                                             FISCAL YEAR ENDED
                                        ------------------------------------------------------------
                                            JULY 2,              JUNE 30,              JUNE 29,
                                              1995                 1996                  1997
                                        ----------------     -----------------     -----------------
                                                           (DOLLARS IN THOUSANDS)
Revenue...............................  $85,157    100.0%    $117,903    100.0%    $139,904    100.0%
Cost of revenue.......................   58,217     68.4       78,638     66.7       94,315     67.4
                                        -------    -----     --------    -----     --------    -----
Gross profit..........................   26,940     31.6       39,265     33.3       45,589     32.6
Operating expenses....................   17,893     21.0       21,004     17.8       25,513     18.2
                                        -------    -----     --------    -----     --------    -----
Operating income......................    9,047     10.6       18,261     15.5       20,076     14.4
Interest expense, net.................    2,566      3.0        2,907      2.5        3,983      2.8
Other expense.........................      186      0.2          539      0.5           --       --
Income taxes..........................    2,608      3.1        6,047      5.1        6,131      4.4
                                        -------    -----     --------    -----     --------    -----
Net income............................  $ 3,687      4.3%    $  8,768      7.4%    $  9,962      7.1%
                                        =======    =====     ========    =====     ========    =====
EBITDA................................  $12,626     14.8%    $ 22,695     19.2%    $ 25,880     18.5%
Depreciation & amortization...........    3,579                 4,434                 5,804

     As total revenue has increased, the Company has experienced a corresponding improvement in EBITDA and EBITDA margins. From fiscal 1995 through fiscal 1997, the Company's EBITDA and EBITDA margins have improved from $12.6 million and 14.8%, respectively, to $25.9 million and 18.5%, respectively. Margin improvement has been due primarily to manufacturing efficiencies related to greater production volume and from a lower rate of growth in selling, general and administrative expenses as compared to the rate of growth in revenue.

FISCAL YEAR ENDED JUNE 29, 1997 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

     Revenue increased by 18.7% to $139.9 million in fiscal 1997 from $117.9 million in fiscal 1996. The increase of $22.0 million was attributable to increased revenue from sales of new equipment of $19.3 million (including sales of Upright equipment by Horizon) and increased rental and service revenue for Horizon of $2.6 million. The increase in revenue from new equipment sales was primarily attributable to an increase in export sales by UpRight to dealers in European and Pacific Rim countries of 71.9% to $43.1 million for fiscal 1997 from $25.1 million for fiscal 1996. The increased sales to Europe primarily reflect improved economic conditions in the United Kingdom, while the increased sales to Pacific Rim countries primarily reflect growing economic activity in Asia generally. Sales of new equipment to the United States, Canada and Latin America, increased 1.8% to $70.8 million for fiscal 1997 from $69.5 million for fiscal 1996. This small increase in North American sales of new equipment was primarily due to a significant decrease in sales to a single customer at UpRight, which was offset by increased sales to other UpRight customers. For fiscal 1997, approximately 62% of the Company's revenue was attributable to new products and new models introduced since January 1, 1994.

     Gross profit increased by $6.3 million, or 16.1%, to $45.6 million for fiscal 1997 from $39.3 million for fiscal 1996, while gross margin decreased to 32.6% for fiscal 1997 from 33.3% for fiscal 1996. The increase in gross profit is attributable to higher revenue; however, margins contracted due to: (i) costs associated with the introduction of UpRight's boom lift product line; (ii) the buildup of Horizon's rental fleet and related costs; and (iii) lower dollar utilization on Horizon's rental fleet as competitive factors and inclement weather negatively impacted rental rates and equipment utilization.

     Operating expenses, consisting of selling, general and administrative expenses, product liability and research and development expenses, increased to $25.5 million for fiscal 1997 from $21.0 million for fiscal 1996. As a percentage of revenue, operating expenses increased to 18.2% for fiscal 1997 from 17.8% for fiscal 1996. Research and development expenses increased by $1.4 million to $4.2 million in fiscal 1997 due primarily to the expansion of UpRight's boom lift development program. In addition, the Company commenced payment of corporate services fees totaling $0.9 million for fiscal 1997 pursuant to the terms of the Corporate Services Agreements. Other selling, general and administrative expenses increased by $2.1 million, but were generally flat as a percentage of revenue.

     Interest expense, net of interest income, increased to $4.0 million for fiscal 1997 from $2.9 million for fiscal 1996 as the result of an increase in outstanding debt.

     As a result of the above, net income increased by 13.6% to $9.9 million for fiscal 1997 from $8.8 million for fiscal 1996.

FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JULY 2, 1995

     Revenue increased by 38.4% to $117.9 million in fiscal 1996 from $85.2 million in fiscal 1995. The increase of $32.7 million was attributable to increased revenue from North American and European sales of new equipment of $29.7 million and increased rental and service revenue for Horizon of $3.0 million. Sales of new equipment increased due to (i) a general increase in sales by UpRight to North American customers, including sales to a single new customer of approximately $8.0 million, (ii) sales of new products introduced by UpRight in its large scissor lift product line totaling $7.4 million, (iii) an increase in export sales primarily to European customers of $6.7 million, and (iv) an increase in sales of new equipment by Horizon from manufacturers other than UpRight of approximately $2.0 million. Sales by UpRight of new products and new models introduced since January 1, 1994 accounted for 60.0% of the Company's revenue in fiscal 1996.

     Gross profit increased by $12.3 million, or 45.6%, to $39.3 million for fiscal 1996 from $27.0 million for fiscal 1995, while gross margin increased to 33.3% for fiscal 1996 from 31.6% for fiscal 1995. The increase in gross profit was attributable to increased revenue and higher margins. Margin improvement was due to elimination of manufacturing inefficiencies related to the production of the MX and X series and TM-12 scissor lifts in fiscal 1995 by UpRight and higher dollar utilization of rental equipment by Horizon.

     Operating expenses increased to $21.0 million for fiscal 1996 from $17.9 million for fiscal 1995. However, as a percentage of revenue, operating expenses decreased to 17.8% from 21.0%. For fiscal 1996, research and development expenses increased by $1.1 million, or 57.7%, which was primarily attributable to the development by UpRight of its large scissor lift product line. Product liability expenses increased by $0.9 million, or 44.0%, but were virtually flat as a percentage of revenue.

     Interest expense, net of interest income, increased to $2.9 million for fiscal 1996 from $2.6 million for fiscal 1995 as the result of an increase in outstanding debt. Income tax expense increased to $6.0 million for fiscal 1996 from $2.6 million for fiscal 1995 as a result of increased pre-tax income.

     As a result of the above, net income increased to $8.8 million for fiscal 1996 from $3.7 million for fiscal 1995, representing an increase of 137.8%.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash flow requirements are for working capital, capital expenditures and debt service.

     The Company has met its liquidity needs to date through internally generated funds and committed finance facilities available to its subsidiaries, UpRight and Horizon. UpRight and Horizon have revolving lines of credit from major financial institutions of $4.0 million and $3.0 million, respectively. UpRight had various capital lease arrangements with finance companies to finance new and re-engineered equipment, which were repaid out of the net proceeds of the offering of the Original Notes. The net proceeds of the offering of the Original Notes, after (1) deducting fees and expenses of the issue; (2) repayment of various term loans of Horizon; (3) repayment of on demand indebtedness and accrued interest of the Company from its parent company, UpRight International Limited; and (4) repayment of various capital lease obligations of UpRight, increased the Company's cash balances at June 29, 1997 to $77.3 million. This cash is to be used to finance the capital expansion program at UpRight and Horizon in fiscal 1998 and 1999 and in addition will be used for general corporate purposes, including acquisitions in complementary, ancillary or related businesses. Through the issuance of City of Selma industrial revenue bonds in 1994, UpRight had available to it approximately

$8.0 million to finance the purchase of buildings and equipment and to develop and improve certain of the Company's real property infrastructure, $6.6 million of which was outstanding at June 29, 1997. See "Description of Certain Indebtedness."

     The Company's working capital was $98.8 million and $7.9 million at June 29, 1997 and June 30, 1996, respectively. The increase in working capital is the result of growth in revenue, generating higher levels of receivables and inventory. Receivables also increased due to increased export sales (which typically have longer payment terms) at UpRight. In addition, cash increased by $66.2 million and current debt liabilities decreased by $17.8 million following the offering of the Original Notes.

     The Company's debt increased by $76.9 million in fiscal 1997 from June 30, 1996. In June 1997 the Company received $104.5 million, being proceeds from the offering of the Original Notes, net of discount. During fiscal 1997 the Company repaid a net $18.2 million of senior debt and repaid $13.5 million to its parent company. Cash increased by $66.2 million in fiscal 1997. Net proceeds of the net increase in debt in fiscal 1997 were used to fund capital expenditures related to the expansion of manufacturing capacity for UpRight's new boom lift product line, extension of UpRight's scissor lift product line and expansion of Horizon's rental fleet (see "Capital Expansion Program").

     Net cash provided by operating activities was $5.5 million and $12.4 million for the fiscal years 1997 and 1996, respectively, primarily due to funding increased receivables (which typically have longer payment terms) associated with increased export revenue at UpRight and payment of costs associated with the offering of the Original Notes.

     Net cash used in investing activities was $12.1 million and $8.9 million in the fiscal years 1997 and 1996, respectively, primarily to fund the Company's capital expenditure program associated with the expansion of UpRight's manufacturing facilities at Selma, California, and the upgrading and expansion of Horizon's rental fleet. Over the next two fiscal years, the Company anticipates spending approximately $33.5 million on capital expenditures and up to $5.0 million to capitalize a floor plan financing operation (see "Capital Expansion Program -- UpRight") which will be funded primarily from the proceeds of the Original Notes (see "Use of Proceeds").

     Net cash provided by financing activities was $72.8 million and $3.3 million in fiscal 1997 and 1996, respectively, after repayments of debt to its parent company of $13.5 million and $2.0 million, respectively. The Company has paid no dividends since July 3, 1994.

     In addition to its cash on hand, the Company believes that internally generated funds and amounts available to UpRight and Horizon under revolving credit facilities are and will continue to be sufficient to satisfy its operating cash requirements and planned capital expenditures. The Company may, however, require additional capital through borrowings if the Company undertakes acquisitions.

SEASONALITY

     The Company's revenue and operating results historically have fluctuated from quarter to quarter, and the Company expects that they will continue to do so in the future. These fluctuations have been caused by a number of factors, including seasonal purchasing patterns of UpRight's customers and seasonal rental patterns of Horizon's customers (principally due to the effect of weather on construction activity). The operating results of any historical period are not necessarily indicative of results for any future period.

                                    BUSINESS

     The Company was incorporated in 1975 under the laws of Delaware and serves as the holding company for its two operating subsidiaries, UpRight and Horizon. The Company's headquarters are located at 1775 Park Street, Selma, California 93662, telephone (209) 891-5344. UpRight's headquarters are located at 1775 Park Street, Selma, California 93662, telephone (209) 896-5150. Horizon's headquarters are located at 1540 East Shaw Avenue, Suite 123, Fresno, California 93710, telephone (209) 248-8180.

     UpRight's stock was publicly traded from 1980 until 1988, when it was acquired by an affiliate of the Company. In 1988, through a corporate reorganization, UpRight became a wholly-owned subsidiary of the Company. Prior to 1989, Horizon was an independent company in the business of renting and selling aerial work platform equipment in Southern California. In 1989, UpRight acquired the assets of Horizon which were merged into the retail division of UpRight's North American Operations. In 1994, Horizon became a wholly-owned subsidiary of the Company. Although Horizon distributes UpRight products, the two companies have separate management teams and operate on an independent basis.

                                    UPRIGHT

     UpRight is a leading manufacturer of aerial work platforms, including scissor lifts, boom lifts and portable lifts, and aluminum scaffolding, which are distributed through a network of domestic and international dealers and industrial equipment rental companies to end users in North America and increasingly in Europe, Asia and Latin America.

     UpRight has been manufacturing scissor lifts since 1974 as an outgrowth of its leadership in the development and sale of aluminum scaffolding. The industry developed in and is predominantly based in North America. Based on unit shipment data reported by EMI, an industry trade organization, UpRight's management estimates that of the world's eight largest aerial work platform manufacturers, seven are headquartered in North America, generating approximately 90% of the $1.4 billion in worldwide aerial work platform sales in 1996. According to historical data reported by EMI, the aerial work platform industry has experienced compound annual growth rates in total unit shipments of scissor lifts and boom lifts from 1986 to 1996 of 20% and from 1991 to 1996 of 33%.

     UpRight's management believes that the principal factors driving the growth of the industry are (i) aerial work platforms provide significant cost and safety advantages over alternative equipment (primarily scaffolding and ladders), and (ii) the increasing awareness of the benefits of aerial work platforms and the growth of the industrial equipment rental industry is expanding the availability of aerial work platforms to more numerous smaller businesses and from larger industrial metropolitan centers to more geographically diverse and smaller industrial and non-industrial areas. In addition, management believes that the industry's pattern of growth in North America will be repeated in other industrialized regions of the world as labor-efficient equipment becomes more readily available.

     UpRight sells its products through an extensive network of over 140 equipment dealers and rental companies, including national, regional and local distributors located throughout the United States and 76 distributors located in 51 countries internationally. For fiscal 1997, approximately 39% of UpRight's revenue was generated by sales to customers in Europe and the Pacific Rim, which UpRight's management believes is among the highest percentages of revenue from international sales of any aerial work platform manufacturer. Other than Horizon, UpRight's ten largest customers for such period accounted for approximately 63% of UpRight's revenue. UpRight's customers sell and/or rent its aerial work platforms to end users in construction, industrial, commercial and institutional markets who use the equipment for a wide variety of applications, including for the construction, repair and maintenance of industrial plants, shopping malls, office buildings, schools, hotels, hospitals, elevated roadways, bridges and other industrial, commercial and institutional structures. UpRight believes its customer service, including technical support for dealers and rental companies, repair and maintenance services, spare parts availability, product upgrades and operational and safety training, enhances its reputation and improves its competitive position versus other manufacturers.

     Since the beginning of fiscal 1994, UpRight has executed an aggressive research and product development program, investing in excess of $10.7 million to: (i) extend existing product lines, particularly in scissor lifts, where UpRight's management believes that the introduction of numerous new scissor lift models of various platform sizes, weight capacities and heights has made UpRight's product line as extensive as that of any other manufacturer in the industry and has positioned UpRight among the top three scissor lift manufacturers worldwide; (ii) add new features and enhancements to continually improve the reliability and operational capability of UpRight's existing products; and (iii) broaden UpRight's product mix, principally by introducing a line of boom lifts. UpRight's new products and new models introduced since January 1, 1994 accounted for approximately 79% of UpRight's revenue for fiscal 1997. UpRight has demonstrated product development leadership with regard to product enhancements, many of which are now commonly used by other manufacturers, including speed leveling, tight turning and easy platform loading, and intends to continue to develop improvements to existing aerial work platform products. UpRight also recently introduced its first boom lift product line and is currently developing additional boom lift models, replicating the line extension strategy it successfully utilized in scissor lifts and leveraging its domestic and international distribution capabilities to accelerate market acceptance. Based on historical unit shipment data reported by EMI, UpRight's management estimates that boom lifts accounted for approximately $847 million of the $1.4 billion in worldwide aerial work platform shipments in 1996.

     Since the beginning of fiscal 1994, in addition to the $10.7 million invested in research and product development, UpRight has invested approximately $20.2 million in the construction of modern, highly efficient production facilities incorporating state-of-the-art equipment, has adopted "just-in-time" inventory procedures and modified cellular production techniques and has instituted flexible labor and staffing practices to manage peak volume cycles. UpRight continually redesigns its products to create cost efficiencies and improve product reliability by standardizing production components and by reducing the number of parts in its products. These design improvements reduce UpRight's total cost of purchased components, minimize assembly time and simplify repairs and maintenance. UpRight believes that its product designs and operational efficiencies give it a cost advantage over its competitors and that its revenue per employee is among the highest in the industry.

THE AERIAL WORK PLATFORM INDUSTRY

     The aerial work platform industry began in the United States in the late 1960s with the introduction of scissor lifts, boom lifts and portable lifts. Since that time, aerial work platforms have gained increasing acceptance as an economical and safe alternative to scaffolding and ladders. According to historical data reported by EMI, the aerial work platform industry has experienced compound annual growth rates in total unit shipments of scissor lifts and boom lifts from 1986 to 1996 of 20% and from 1991 to 1996 of 33%. In addition, exports of scissor lifts and boom lifts accounted for 17% and 20%, respectively, of total unit shipments in 1996 compared to 10% and 1%, respectively, of total unit shipments in 1986. Based on unit shipment data reported by EMI, UpRight's management estimates that worldwide sales of aerial work platforms totaled $1.4 billion in 1996. Despite the growth in export shipments, the working population of aerial work platform equipment remains significantly lower internationally than in North America. The Company's management expects that in the next several years as the cost of labor increases and labor-efficient equipment becomes more readily available, sales of aerial work platforms will experience substantial growth internationally, similar to that experienced in the United States over the past several years.

     Scissor lifts and boom lifts are the two principal aerial work platform industry products, accounting for approximately 97% of total aerial work platform sales in 1996, according to data reported by EMI and management estimates. A scissor lift consists of a work platform mounted on top of a hydraulically actuated scissor-type lifting mechanism. A boom lift consists of a generally smaller work platform supported from the tip of a telescopic or articulated boom. The lifting mechanisms of both types of machines are mounted on a self-propelled, steerable, mobile, four-wheeled chassis. Scissor lifts and boom lifts can be driven by the operator from the platform while in an elevated position, thus enabling the operator to move from one location to another without having to return to the ground. This feature, coupled with the elimination of the time-consuming and more labor-intensive task of erecting, disassembling and moving scaffolding, generates substantial labor savings and reduces hazards to workers.

     Scissor lifts generally are capable of supporting 500 to 2,000 pounds of payload and can elevate to heights ranging from 12 to 50 feet. Boom lifts generally are capable of supporting 500 to 750 pounds of payload and can elevate to heights ranging from 30 to 150 feet.

     Aerial work platforms are used in a variety of applications that require workers to access elevated work areas. The ability to elevate the worker, equipment and material on a platform which the worker can position while elevated improves worker safety and productivity. Self-propelled aerial work platforms are now commonly used by end users in construction, industrial, commercial and institutional markets who use the equipment for a wide variety of applications, including for the construction, repair and maintenance of industrial plants, shopping malls, office buildings, schools, hotels, hospitals, elevated roadways, bridges and other industrial, commercial and institutional structures. During the construction of certain large commercial and industrial projects, contractors can often require in excess of one hundred aerial work platforms at one time. The wide acceptance of aerial work platforms as a cost-effective, safe alternative to scaffolding and ladders in the United States, Canada and parts of Europe has influenced both the design of certain buildings and construction methods. For example, the construction, maintenance and usefulness of high-ceilinged warehouses have been made more practical through the wide acceptance of aerial work platforms.

     The aerial work platform industry is cyclical and historically has been dependent on the United States construction industry. However, several other factors have affected the growth in total unit shipments, including the following:

- New product introductions, new usage applications and the continued expansion into international markets have increased demand. The aerial work platform industry has historically been concentrated in North America and has primarily served the non-residential construction market. As a result, industry growth was adversely affected by the severe downturn in commercial construction between 1990 and 1992. However, according to data reported by EMI, scissor lift unit shipments exported from North America have increased by a compound annual growth rate of approximately 25% since 1986. Several new products have been introduced that are specifically designed for nonconstruction applications, such as narrow aisle boom lifts which accounted for approximately 8% of total boom lift unit shipments in 1996.

- Significant changes in the industrial equipment rental industry. UpRight's management believes that increasing demand for rentals is helping to fuel the growth in demand for aerial work platform products. In addition, companies in the equipment rental industry are reducing the average age of their rental fleets by accelerating the turnover of their equipment, thereby increasing sales of aerial work platforms. At the same time, the consolidation of the historically fragmented equipment rental industry in the United States has led to the emergence of several national and regional equipment rental companies (other than Horizon) which have greater access to capital. In addition, these large industrial equipment rental companies are expanding the availability of aerial work platforms from larger industrial metropolitan centers to more geographically diverse and smaller industrial and non-industrial areas.

- Safety regulations are increasing. Product liability concerns in the United States and an increase in the number and scope of government-mandated safety regulations, especially in developing countries, have spurred an increase in the development of safety features and improved the cost effectiveness of aerial work platforms compared to scaffolding, cranes, forklifts and ladders.

BUSINESS STRATEGY

     The Company believes that UpRight is well positioned to realize continued growth in net sales and EBITDA. UpRight expects to continue its growth and enhance its industry leadership by implementing a continuation of this strategy based on the following elements:

     Continually Introduce New Products and Extend Product Line. UpRight management believes that it is among the leaders in new product development in the industry. In addition to its extensive scissor lift product line, UpRight intends to systematically expand its product offerings with a line of articulated and telescopic

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

boom lifts, the first of which was introduced in February 1997. UpRight expects to leverage its existing domestic and international distribution capabilities to accelerate market acceptance and market share of its boom lifts. The line extension strategy will be targeted to the most frequently utilized models with broad end user applications and to less frequently utilized models servicing underserved niches with specific end user applications. UpRight has recently completed the construction of approximately 80,000 square feet of additional assembly and production capacity and intends to add over time an additional 300,000 square feet of manufacturing facilities to accommodate the anticipated growth in its boom lift sales.

     Enhance Product Reliability. UpRight believes its products are well regarded in the industry for their quality, features and reliability and have among the highest resale values in the used equipment aftermarket. In addition, management believes that repair and maintenance costs for its equipment compare favorably to those of its competitors within the industry. UpRight has increased and expects to continue to increase its research, development and engineering efforts to integrate new components and materials technology into its products in order to further enhance product quality and reliability.

     Provide High Level of Customer Service. UpRight believes that its level of customer service is among the highest in the industry and that its reputation for service is excellent. UpRight's customer service includes technical support for dealers and rental companies, repair and maintenance services, spare parts availability, product upgrades and operational and safety training. UpRight intends to continue to provide operational training, safety instruction and other services to enhance customer loyalty.

     Expand Distribution Network. UpRight intends to expand its distribution network of domestic and international dealers and industrial equipment rental companies primarily by (i) adding dealers in existing markets to increase penetration and market presence, (ii) adding dealers in new markets, particularly outside the United States, (iii) following existing dealers' expansion into a greater number of locations, and (iv) expanding its boom lift line which will make UpRight's product line comprehensive and should enhance its attractiveness to certain large industrial equipment rental companies.

     Improve Production Efficiency. UpRight intends to continue to automate and upgrade production equipment, redesign and reengineer products to standardize and simplify parts and components, work closely with its suppliers to reduce parts and components costs, including inventory costs, and enhance quality control to reduce production and delivery cycles. In addition, UpRight believes that its new product development and product line extensions will help it realize economies of scale.

     Expand Through Selective Acquisitions. UpRight intends to make selective acquisitions of complementary companies to accelerate the expansion of its product line or distribution network or to vertically integrate the manufacture of certain parts and components used in its products to improve cost efficiency and enhance product reliability. Management believes many of the parts and components used in UpRight's products are manufactured by a number of small companies which, if acquired, could be integrated into UpRight's research, design and production capabilities while retaining the existing customer base of such acquired companies.

PRODUCTS

     UpRight's product line consists of four major categories of equipment: scissor lifts, boom lifts, portable lifts and aluminum scaffolding.

     Scissor Lifts. UpRight is a leader in the manufacture and sale of scissor lifts, offering nine product lines consisting of more than 127 scissor lift models, with elevation capabilities of up to 50 feet and various platform sizes up to 6 feet by 14 feet, including some models with an available option that extends the deck horizontally up to six feet, and rated lift capacities ranging from 500 to 2,000 pounds. Scissor lifts are intended to safely lift and support workers, their tools and materials. These models are available for indoor and outdoor applications, including a rough-terrain series of scissor lifts with a patented leveling apparatus which provides for fast platform leveling on uneven ground and slopes. The uses and applications for scissor lifts are varied and include non-residential construction, warehousing, renovations and retooling and maintenance of large manufacturing plants and institutional facilities. Currently, dealer net prices for UpRight's standard models

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

range from approximately $7,750 to $45,000. UpRight's two largest scissor lift lines, consisting of models ranging from 15 to 31 feet, accounted for 43% of UpRight's revenue for fiscal 1997.

     Each of UpRight's self-propelled units is powered by either a battery-powered DC electric motor or an internal combustion engine (propane, gasoline or diesel). UpRight's DC electric-powered scissor lifts are capable of climbing grades of up to 25%, which allows them to climb most inclines and ramps and to tolerate certain uneven floor conditions. UpRight's engine-driven machines are also available with two- and four-wheel drive and can climb grades of up to 35%, which makes these machines capable of traversing difficult terrain.

     Boom Lifts. In February 1997, UpRight introduced its first line of articulating boom lifts and intends to introduce certain other boom lift lines in the future. UpRight offers nine boom lift models, and distributes an additional two boom lift models which are manufactured by an affiliate, with rated lift capacities up to 500 pounds. The applications for boom lifts are extensive, due to their mobility, and include non-residential construction, manufacturing, renovations and retooling of large manufacturing plants and facilities maintenance. Boom lifts are designed to reach over machinery and equipment that is mounted on floors and for reaching other elevated positions not easily accessed by a vertical lifting device. The boom may be rotated up to 360 degrees in either direction, raised or lowered from vertical to below horizontal and extended, while the work platform remains horizontal and stable. Boom lifts may be maneuvered forward or backward and steered in any direction by the operator from the elevated work platform. Currently, dealer net prices for UpRight's standard models, including the two models manufactured by its affiliate, range from approximately $28,000 to $43,000.

     Each of UpRight's boom lifts is powered by either battery-powered DC electric motors or an internal combustion engine (propane, gasoline or diesel). UpRight's boom lifts are capable of climbing grades of up to 36%, which allows them to climb most inclines and ramps, as well as allowing for the ability to negotiate certain uneven floor conditions.

     Portable Lifts. UpRight offers two product lines consisting of more than 36 models of manually-propelled portable lifts, which consist of a work platform attached to an aluminum or steel mast that extends vertically. These machines, while in their retracted position, can be rolled through standard door openings. They have maximum elevation capabilities of up to 48 feet and rated lift capacities range from 250 to 350 pounds. The applications for portable lifts are more limited than for self-propelled machines and include many indoor uses such as maintenance of commercial buildings, municipal and governmental institutions, industrial plants and theaters. Currently, dealer net prices for UpRight's standard models range from approximately $3,000 to $9,500.

     Scaffolding. UpRight first introduced aluminum scaffolding in 1947 and today is considered to be the North American leader in this product segment. Scaffolding height can be adjusted by mounting individual sections on top of one another up to a maximum height of approximately 100 feet. Today, scaffolding is still a major rental and sales item for use on certain construction and maintenance projects, although it represents a declining portion of UpRight's business. Revenue from scaffolding in fiscal years 1996 and 1997 was $4.0 million and $3.7 million, representing approximately 4% and 3% of UpRight's revenue, respectively.

PRODUCT DEVELOPMENT STRATEGY

     UpRight's products compete in a price-conscious, utilitarian-oriented market on the basis of product quality, cost, reliability and customer service. The primary design challenge with aerial work platforms is to achieve the maximum lift (height and work load) capacity and machine stability with minimum machine dimensions, weight and cost. UpRight employs 12 engineers who use computer assisted design ("CAD") to facilitate faster design, redesign and improvement of machines. In addition, new machine models and related modifications are often tested by conducting accelerated service life cycle tests of actual machines under load, during which time critically stressed machine components are monitored using state-of-the-art strain measuring technology. These capabilities, among others, enable UpRight to quickly and safely improve the designs of its existing and future aerial work platform models.

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

     UpRight's product development process is customer driven, beginning with market research of customer needs and requirements. UpRight's development process utilizes concurrent engineering and cross-functional teams, which combine personnel from marketing, design, engineering, manufacturing, purchasing and quality assurance. As a result of this approach, UpRight's product development cycle for scissor lift models is approximately 11 months. To develop the boom lift line, UpRight utilized its existing technology and engineering capabilities from its scissor lifts and supplemented its product development staff with engineers experienced in the design, development and manufacture of boom lifts. In February 1997, UpRight introduced its first boom lift product, with a line of 45-foot articulated booms. UpRight chose this model as its first product line in booms because 45-foot articulated models are the largest single segment within the boom lift market, accounting for 22% of estimated total boom lift sales, according to EMI data and management estimates. UpRight intends to introduce additional boom lift models following a similar business strategy of initially targeting the most frequently utilized product sizes or serving an underserved market niche in the boom lift market.

     Since the early days of the aerial work platform industry, UpRight engineers have been actively involved in creating and writing various industry safety standards. In addition to meeting these requirements, UpRight has often exceeded them, adopting features, such as interlocking outriggers on portable lifts and pothole protection and tilt interlocks on scissor lifts, before they were incorporated into industry safety standards.

     Research and development expenses of UpRight have been $1.8 million, $2.9 million and $4.3 million for fiscal years 1995, 1996 and 1997, respectively. UpRight's new products and new models introduced since January 1, 1994 accounted for approximately 79% of UpRight's revenue for the fiscal year ended June 29, 1997.

SALES AND MARKETING

     UpRight's products are distributed through a network of domestic and international dealers and industrial equipment rental companies to end users in North America and increasingly in Europe, the Pacific Rim and Latin America. The North American network consists of over 140 companies, several of whom have large nationwide branch networks, operating in all 50 states and Canada. In Europe, Africa and the Middle East, UpRight's distribution network consists of 49 dealers in 32 countries. UpRight also has 21 distributors in 13 countries in the Pacific Rim and has six distributors in six countries of Latin America. UpRight's distributors sell and/or rent its products and provide service support.

     UpRight supports the sales, service and rental programs of its distributors with product specific advertising, cooperative promotional programs, national and regional trade show participation and distributor personnel training in sales, service, safety and product attributes. In order to better serve differing channels of distribution and end use applications, UpRight has structured its North American sales organization along product lines, with one team serving boom and scissor lift distributors and rental companies, including large national rental companies, and the other group supporting the distribution of portable lifts. Internationally, UpRight's sales force is regionally structured with separate organizations serving European, Pacific Rim and Latin American distributors. UpRight's sales and service support to its customers in Europe is supplemented through UpRight's affiliate in Ireland.

     During fiscal years 1995, 1996 and 1997, other than Horizon, UpRight's ten largest customers together accounted for approximately 43%, 43% and 63% of UpRight's revenue, respectively. No single customer of UpRight accounted for 10% or more of the Company's revenue during fiscal years 1995 and 1996; however, during fiscal year 1997, two of UpRight's customers accounted for 14.9% and 10.6% of the Company's revenue. Instant Zip-Up Limited accounted for 18.9% of UpRight's revenue and 14.9% of the Company's revenue for the fiscal year ended June 29, 1997. An affiliate of the Company owns a minority voting interest in Instant Zip-Up Limited. While the actual level of revenues from Instant Zip-Up Limited is, in large part, dependent upon the strength of the European market and Instant Zip-Up Limited's ability to compete in that market, UpRight expects that the relationship with Instant Zip-Up Limited will continue at its current levels. See "Certain Relationships and Related Transactions."

MANUFACTURING

     UpRight's headquarters and manufacturing facility is located in a 335,000 square foot complex in Selma, California, of which approximately 150,000 square feet of manufacturing space was added since January 1, 1995. UpRight has spent more than $15.1 million since the beginning of fiscal 1994 to upgrade and expand its manufacturing facilities, to install several new machine tools, including computer numerically controlled ("CNC") turning and machining centers, plasma cutting and welding robots, flexible manufacturing system ("FMS"), including CNC punching and laser cutting centers, as well as a state-of-the-art powder coat paint finishing system, which management believes is among the largest on the West Coast. These capital expenditures have more than doubled UpRight's manufacturing throughput since the beginning of fiscal 1994 and increased labor productivity.

     The manufacturing process involves welding and fabrication of raw steel and aluminum into various components, machining, assembly and painting. To the extent practical, a cellular approach is used to manufacture major components on a just-in-time basis. Products are assembled, including purchased finished components, on a build-to-order basis utilizing continuous flow processes. These approaches give UpRight the flexibility to quickly respond to changing customer demand while effectively managing its inventory levels. In-process inspection is utilized to control and ensure quality.

     UpRight employed 626 employees in the manufacturing process as of June 29, 1997, of which 222 were "temporary" or contract personnel. This mix of "permanent" and "temporary" personnel gives UpRight the flexibility to quickly and efficiently adjust production levels during periods of changing market demand. This flexible staffing policy also gives management the opportunity to selectively add quality permanent employees from the temporary ranks. UpRight believes this pre-employment trial has contributed to a very low employee turnover rate. At present, during an average week, UpRight operates one 40-hour assembly shift and multiple shifts of a smaller number of employees performing certain machining, painting and fabrication functions.

     To support its product line expansion strategy, UpRight plans to add additional facilities at its existing Selma, California complex, including boom lift manufacturing and shipping buildings. However, full implementation of the boom lift product line extension strategy over the next five years will require the purchase of approximately 20 additional acres in the Selma area, at an estimated cost of approximately $600,000.

SUPPLIERS

     UpRight's scissor lifts and boom lifts are fabricated primarily from steel. Portable lifts and scaffolds are fabricated primarily from aluminum. These raw materials are obtained from large company mills or service centers. Most purchased finished components, including electric motors, batteries and hydraulic motors, cylinders and valves, are obtained directly from small- to mid-sized United States manufacturing companies. Engines are supplied through independent distributors. UpRight relies on arrangements with preferred vendors as a sole source for just-in-time delivery of many manufactured components. Depending on the particular product, purchased finished components account for approximately 60% to 65% of the total average unit cost. UpRight has instituted a comprehensive supplier certification program, in which a team of UpRight personnel work closely with supplier partners to ensure quality and reduce costs. To the extent feasible, just-in-time deliveries are used to minimize inventories and support UpRight's continuous flow production processes.

COMPETITION

     In selling its aerial work platform products, UpRight experiences two principal types of competition: from alternative equipment and from other manufacturers of aerial work platforms. UpRight competes with more traditional means of accomplishing the tasks performed by aerial work platforms, including truck- and trailer-mounted booms and, to a more limited extent, ladders, scaffolding and other devices. UpRight's management believes that its aerial work platforms in many applications are safer, more versatile and more efficient, taking into account labor costs, than those traditional methods and that its aerial work platforms enjoy competitive advantages when the job requires frequent movement from one location to another at the same site or when there is a need to return to the ground frequently for tools and materials.

     UpRight competes in the aerial work platform industry primarily with several other manufacturers, including JLG Industries, Grove Worldwide, Skyjack and Genie Industries, which each manufacture scissor lifts, boom lifts and portable lifts, Snorkel and Terex, which each manufacture scissor lifts and boom lifts, and Mayville Engineering Company, which manufactures scissor lifts and portable lifts. UpRight's scissor lift product line is as extensive as that of any other manufacturer in the industry and management believes UpRight is among the top three scissor lift manufacturers worldwide. UpRight has recently introduced its first boom lift product line and is currently developing additional boom lift product lines. Several of UpRight's competitors currently offer a more comprehensive boom lift product line. Certain of UpRight's competitors are part of, or are affiliated with, companies that are larger and have greater financial resources than UpRight. Several of UpRight's competitors have significantly increased or are in the process of significantly increasing their manufacturing capacity. See "Risk Factors -- Competition." However, UpRight believes that its product quality, customer service, distribution network and reputation for leadership in product improvement and development enhance UpRight's competitive position.

PROPERTIES

     UpRight maintains its headquarters and manufacturing operations at its owned facilities at 1775 Park Street, Selma, California 93662, telephone (209) 896-5150. Since January 1, 1995, UpRight has added approximately 150,000 square feet of manufacturing space to increase the complex size to approximately 335,000 square feet. To support its product line expansion strategy, UpRight plans to add additional facilities to its existing Selma, California complex, including boom lift manufacturing and shipping buildings. To date the building program has been financed principally with UpRight's 7.0% to 11% bond issues with the Community Redevelopment Agency of the City of Selma, California, due through December, 2014. The borrowings are secured by a Deed of Trust on the Selma property. UpRight leases a sales office and training facility in Cincinnati, Ohio with a five-year term and a storage facility in Selma, California with a six-month term with optional six-month renewals.

                                    HORIZON

     Horizon is a leading industrial equipment rental, sales and service company specializing in aerial work platforms, including scissor lifts, boom lifts and portable lifts, and forklifts and scaffolding, serving a diverse range of more than 11,000 active customers from 14 domestic locations. Horizon offers a full service, integrated approach to serving its customers' needs by providing rentals of equipment, sales of new and used equipment, sales of spare parts and repair and maintenance services. For fiscal 1997, approximately 51% of Horizon's revenue was generated by equipment rentals, approximately 44% of Horizon's revenue was generated by sales of new and used equipment, and the remainder was generated by training services, sales of spare parts and certain related customer services. Management believes that, among major industrial equipment rental companies, Horizon has one of the highest ratios of sales to rentals in the industry. Within the last three fiscal years, Horizon has strategically expanded its product offerings to include, in addition to UpRight products, certain additional product lines from other leading manufacturers. Horizon acts as a distributor for UpRight products in most of Horizon's designated market areas. Horizon and UpRight operate independently, and all transactions between them are conducted on an arm's-length basis.

     Horizon's strategy is to focus on small- to mid-sized companies and contractors, particularly in the construction market, including users in specialized trades, such as electricians, painters, HVAC and mechanical contractors, and in the industrial market, including users engaged in the maintenance of warehouses, manufacturing plants and commercial and institutional facilities. Management believes that its customers within its target markets are less price sensitive, more dependent upon service and equipment availability, less sensitive to economic cycles and more diversified in number than are the larger end users typically targeted by Horizon's primary competitors. In addition, small- to mid-sized contractors tend to rent

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

equipment on shorter notice for shorter periods of time. As a result of the higher turnover of equipment and Horizon's pricing structure, management believes Horizon generates higher margins and higher dollar utilization than if Horizon targeted larger end users. Horizon's rental strategy is complemented by Horizon's sales efforts, which primarily target small- to mid-sized companies that often purchase the most frequently utilized equipment models and rent additional equipment or specialized equipment for particular projects.

     The equipment rental industry serves a wide variety of commercial and residential construction, industrial and homeowner customers. According to a survey conducted by AED, an industry trade organization, the United States equipment rental industry has grown from approximately $610 million in revenue in 1982 to an estimated $13 billion in revenue in 1995, a compound annual growth rate of approximately 27%. Horizon's management estimates that the aerial work platform segment constitutes approximately 10% to 15% of such industry revenue. Management believes that the growth in the industry reflects, in part, (i) an increase in outsourcing by commercial and industrial customers seeking to reduce their capital invested in equipment and to reduce the costs associated with maintaining and servicing such equipment by renting rather than purchasing equipment, (ii) an increase in the number of equipment rental locations and the corresponding increase in availability of equipment, and (iii) a general decline in inflation-adjusted rental rates.

     According to the Rental Equipment Register, an industry publication, Horizon is the 34th largest rental equipment company in the United States based on 1996 rental revenue; however, within the aerial work platform segment, Horizon is the eighth largest rental equipment company. Horizon's rental fleet as of June 29, 1997 exceeded 2,400 self-propelled and portable aerial work platforms and forklifts with an original equipment cost of approximately $38.0 million, and included aluminum scaffolding with an original equipment cost of approximately $939,000.

     Horizon provides a complete range of customer services through its network of offices and field support personnel, including safety and operational training, technical and maintenance support, 24-hour emergency repair service, spare parts supplies and related services. Management believes Horizon is recognized as a leader in customer service, a significant factor for many of Horizon's customers, which are generally more dependent on each piece of equipment and which cannot afford downtime associated with unscheduled maintenance. Horizon was among the first aerial work platform rental companies to offer service and maintenance contracts and training programs, and was one of the first in the industry to comply with all of the safety and operational standards of ANSI.

BUSINESS STRATEGY

     Focus on Small- to Mid-Sized Customers. Horizon intends to continue focusing on small- to mid-sized companies in the construction market, including users in specialized trades, such as electrical, painting, HVAC and mechanical contractors, and in the industrial market, including users engaged in the maintenance of warehouses, manufacturing plants and commercial and institutional facilities. Management believes that its comprehensive service and technical support, which includes safety and operational training, 24-hour emergency repair service, spare part supplies and related services, provides a competitive advantage with these customers and, further, that focusing on these customers allows Horizon to achieve higher dollar utilization, more stable day utilization and higher margins than if Horizon targeted larger end users.

     Expand the Number of Locations. Horizon currently operates in 14 locations dispersed among industrial areas on the East Coast and West Coast and in the Midwest and Southwest. In late 1995, Horizon began to implement a hub-and-spoke expansion strategy whereby one branch supports multiple satellite rental offices to maximize the availability and utilization of its rental fleet within a given geographic area while cost-efficiently increasing market penetration. Because many of its customers are small- to mid-sized companies, maintaining a local presence and relationship is important in retaining customer loyalty. Horizon has identified several additional markets in which to open branches, as well as selectively add satellite offices, within the next several years. Satellite offices are intended to be opened to service existing customers' needs as they expand or relocate, and to attract new customers. As part of this strategy and to accelerate its expansion efforts, Horizon may make strategic acquisitions of regional or local equipment rental and sales companies.

     Expand and Upgrade Rental Fleet. Horizon has systematically expanded its rental fleet primarily to meet the demands of specific markets. Within the next two fiscal years, Horizon plans to add approximately $11 million (at dealer cost) of additional equipment to upgrade its existing fleet and approximately $6 million (at dealer cost) of additional equipment to offer greater availability and more comprehensive product mix to its customers. See "Capital Expansion Program." Horizon does not intend to significantly change the composition of its rental fleet towards boom lifts, because its existing customer base has historically utilized scissor lifts and boom lift usage declines substantially during the winter and poor weather months, which decreases equipment utilization.

     Manage the Revenue Mix of Rentals and Sales. Horizon targets a 50%/40%/10% mix of revenue generated from (i) rentals, including delivery charges and damage waivers, (ii) sales of new and used equipment and (iii) miscellaneous sources, including service revenue on customer-owned equipment, sales of spare parts and safety training certification fees, respectively. Horizon management believes this strategy diversifies Horizon's customer base beyond the construction industry and mitigates the impact of seasonal and economic cycles. Equipment sales to industrial companies during the fiscal year ended June 29, 1997 accounted for approximately 70% of total Horizon sales of new and used equipment. Although Horizon expects that its new branches and satellite offices will generate higher percentages of rental revenue, until those branches and satellite offices are more established in their respective markets, Horizon intends to continue to target a similar revenue mix through an increase in sales of new and used equipment and spare parts at its existing locations.

PRODUCTS AND SERVICES

     Equipment rental represents Horizon's principal line of business. In fiscal 1997, equipment rental revenue, together with rental-related revenue, such as repair services, delivery charges and damage waiver income, accounted for approximately 51% of Horizon's revenue. Horizon also acts as a distributor of new equipment on behalf of UpRight and certain other nationally known equipment manufacturers. Approximately 44% of Horizon's fiscal 1997 revenue was derived from the sale of new and used equipment, of which approximately 69% was equipment manufactured by UpRight. Revenue from the sale of parts and merchandise accounted for approximately 5% of Horizon's revenue in fiscal 1997.

     Rental Equipment. Horizon rents over 105 different models of aerial work platforms and other industrial equipment as of June 29, 1997, consisting of scissor lifts, boom lifts (including one truck-mounted boom lift model), portable lifts and forklifts, with a total exceeding 2,400 pieces of equipment (excluding scaffolding). The original equipment cost of Horizon's rental fleet was approximately $38.0 million as of such date. In addition, Horizon maintains a comprehensive inventory of aluminum scaffolding with an original equipment cost of approximately $939,000 as of such date. The distribution of Horizon's total rental equipment fleet (based on original equipment cost) as of June 29, 1997 was: (i) scissor lifts (56%); (ii) boom lifts (33%); (iii) portable lifts (1%); (iv) forklifts (5%); (v) scaffolding (2%); and (vi) other equipment (3%). The mix of rental equipment at each of Horizon's 14 domestic locations is tailored to meet the demands of the local customer base.

     Horizon seeks to maintain a modern, high-quality rental fleet through regular sales of used rental equipment and ongoing capital investment in new equipment. As of June 29, 1997, the average age of Horizon's rental equipment fleet was approximately 44 months. Horizon currently expects to replace approximately 15% of its rental fleet annually, subject to market, economic and other conditions. In addition, Horizon has an advanced preventive maintenance program, which complies with ANSI requirements and requires that scheduled maintenance be performed in compliance with manufacturers' guidelines. This program extends the useful life of Horizon's rental equipment, which management believes results in higher resale prices in the industrial equipment aftermarket.

     Sales of New Equipment. In addition to equipment rental, Horizon is a distributor for various equipment manufacturers in certain of its designated market areas, including UpRight (scissor lifts, boom lifts, portable lifts and aluminum scaffolding), Terex (boom lifts), Denka Lift (specialized manually-propelled boom lifts), Mitsubishi (forklifts), Sky-Trak (reach forklifts), Carelift (reach forklifts) and Elliott

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

(truck-mounted boom lifts). Horizon also sells equipment manufactured by Genie Industries (boom lifts). Horizon believes that, by offering new equipment for sale, it strengthens its relationships with its existing rental customers who may want to purchase certain pieces of often-utilized equipment, and it enables Horizon to develop new rental customer relationships as it sells new equipment to customers who rent equipment to supplement their owned machines.

     Sales of Used Equipment. Horizon routinely sells used equipment to adjust the size and composition of its rental fleet to changing market conditions and as part of its ongoing commitment to maintain a modern, high-quality rental fleet. Horizon believes it achieves favorable sales prices for its used equipment as a result of its preventive maintenance program and its practice of selling used equipment before it becomes irreparable or obsolete. Horizon's management attempts to optimize the timing of sales of used equipment by taking into account maintenance costs, rental demand patterns and resale prices. Horizon sells used equipment to its existing rental customers as well as to other used equipment buyers.

     Sales of Parts and Merchandise. Horizon also sells a wide range of repair and replacement parts, supplies and safety equipment, including harnesses, belts and lanyards, as a complement to its equipment rental and sales businesses. Management believes that the sales of parts, supplies and safety equipment enhance the ability of Horizon to attract and retain customers.

     Service. Horizon also generates revenue from maintenance service by providing various options to its customers, including service on a contract or time-and-materials basis for customers who own their equipment and over the life of a lease for customers who lease their equipment. Horizon's trained personnel perform both the maintenance and service work on Horizon's rental fleet and to customers who own equipment. Horizon's safety department also provides safety training and operator training courses, including operator certification and "train-the-trainer" programs.

OPERATIONS

     Horizon's sales and rental functions are managed at each of its locations. Each year, location managers budget expected new equipment sales and rental equipment expenditures and parts and service needs for their respective markets. Horizon recently centralized equipment purchasing at a single location in an effort to achieve greater volume discounts and better manage its inventory. Horizon distributes equipment from its Dallas location to all other Horizon locations or customers upon order, except for West Coast shipments, which are distributed from its Sacramento, California location.

     Horizon seeks to manage its rental fleet to optimize the return on its investment in rental equipment. Senior management regularly interacts with branch managers to monitor equipment utilization rates and indicated demand at each location in order to determine and react to trends and imbalances between supply and demand for equipment. In late 1995, Horizon began implementing a "hub-and-spoke" network among certain of its branch and satellite locations whereby, through its information systems, employees at locations within a certain hub-and-spoke network are able to locate a specific item within that network's geographic region and determine whether that item is currently rented to a customer, undergoing maintenance or available for delivery. Once the item is identified, the employee is able to reserve such equipment for a customer and schedule delivery to the job site.

     Horizon utilizes an integrated AS400 information system which allows both the corporate headquarters and the branch and satellite locations to have instantaneous access to all inventory and rental information. The system also provides immediate access to customer records and needs and management believes enables Horizon to move its assets among locations to optimize equipment utilization and maximize customer service. Management believes that its information systems are an integral component in its ability to manage new locations effectively.

CUSTOMERS

     Horizon serves a diverse range of more than 11,000 active customers. Other than one customer who accounted for approximately 3% of Horizon's revenue, no single customer of Horizon accounted for more than

1% of Horizon's revenue during fiscal 1997. No single customer of Horizon accounted for 1% or more of the Company's revenue during fiscal years 1995, 1996 and 1997. Horizon classifies its customers as either construction or industrial end users. For fiscal 1996 and 1997, approximately 53% of Horizon's revenue was derived from construction end users, with the remaining 47% being derived from industrial end users. Construction customers include users in specialized trades, such as electricians, painters, HVAC and mechanical contractors. Industrial customers include users engaged in the maintenance of warehouses, manufacturing plants and commercial and institutional facilities.

SUPPLIERS

     Each Horizon branch carries a comprehensive line of UpRight equipment in its rental fleet, including scissor lifts, portable lifts and aluminum scaffolding, and each location also carries a variety of equipment from other manufacturers, including boom lifts and forklifts. Other than Genie Industries boom lifts, which are purchased from distributors, Horizon purchases all of its equipment directly from the original equipment manufacturer. UpRight accounted for approximately 72%, 49%, and 53% of Horizon's total capital purchases of equipment for fiscal years 1995, 1996 and 1997, respectively. Horizon believes it could readily replace any of its suppliers for rental equipment if it were necessary.

SALES AND MARKETING

     In the sales and rental of aerial work platforms, Horizon's strategy is to focus on small- to mid-sized end users. Horizon concentrates on providing a wide selection of equipment choices to a large, diversified customer base while providing comprehensive customer service and technical support.

     There are currently 36 employees in Horizon's sales force, including specialists who focus on the construction industry, with a primary focus on equipment rentals, specialists who focus on the industrial market, with a primary focus on equipment sales, and special account managers who focus on specialized industries and end users. Horizon's sales force has been with Horizon an average of approximately six years. Sales personnel are compensated on a salary-plus-commission basis and report directly to branch managers.

     Horizon promotes its services through a combination of direct sales contacts, telemarketing, listings in telephone directories, subscriptions to industry data base lists and pursuing leads obtained from manufacturers. In addition, each Horizon field office annually participates in approximately five informational trade shows in their market area and, combined with the manufacturers' national shows, Horizon sales representatives annually attend approximately 50 trade shows on a company-wide basis.

PROPERTIES

     Horizon's corporate headquarters are located at 1540 East Shaw Avenue, Suite 123, Fresno, California 93710, telephone (209) 248-8180. Horizon currently has 11 branch facilities at the following locations: Atlanta, Georgia; Charlotte, North Carolina; Beltsville, Maryland; Oakland, Sacramento and Brea, California; Elmhurst, Illinois; Morgantown, West Virginia; Houston and Dallas, Texas; and Ridgefield Park, New Jersey. In addition, Horizon currently has three satellite facilities at the following locations: Raleigh, North Carolina (Charlotte); Charleston, South Carolina (Charlotte); and Lakewood, New Jersey (Ridgefield Park). Horizon owns no properties. Horizon's corporate headquarters are leased for a term expiring in August 2000. Generally, Horizon's branches are leased for terms ranging from three to five years with options to extend or renew. Horizon's satellite facilities are leased for terms of less than one year. Horizon's management believes it would be able to relocate its branches or satellites to alternate locations on comparable lease terms.

                LEGAL PROCEEDINGS, ENVIRONMENTAL AND REGULATORY
                             MATTERS AND EMPLOYEES

LEGAL PROCEEDINGS; PRODUCT LIABILITY; INSURANCE

     Use of products manufactured by UpRight and sold or rented by Horizon involves exposure to personal injury as well as property damage, particularly if operated carelessly or without proper maintenance, and liability exposure for the Company, UpRight and Horizon.

     There are various claims and litigation pending against UpRight and Horizon for personal injury and property damage arising out of incidents involving the use of UpRight products and, in the case of Horizon, products of UpRight and other manufacturers. The Company believes that litigation of this type is common in the businesses of UpRight and Horizon and for other manufacturers and distributors in the aerial work platform industry. Although the outcome of such litigation cannot be predicted with certainty, it is the opinion of management, based on the advice of legal counsel and other considerations, that all claims, legal actions, complaints and proceedings which have been filed or are pending against UpRight and Horizon, as well as possible future claims, are adequately covered by reserves and insurance.

     UpRight's insurance against exposure to such litigation is currently comprised of a self-insurance retention of $100,000 per occurrence and catastrophic coverage of $101 million per occurrence and in an annual aggregate in excess of the retention.

     Horizon's insurance currently provides for an annual aggregate of $10.0 million in respect of general liability with a deductible of $10,000 per occurrence for the first $1.0 million of coverage. The Company has accrued what management believes are adequate reserves with respect to pending and potential claims. Management believes that UpRight's and Horizon's potential exposure to product liability/general claims may be affected by the substantial growth in usage of aerial work platforms over the past several years, which has dramatically increased machine population and the number of users. There can be no assurance that existing or future claims will not exceed the level of UpRight's and Horizon's insurance, or that such insurance will continue to be available on economically reasonable terms, or at all. In addition, certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, generally are not covered by insurance. Since the acquisitions of UpRight and Horizon by the Company, neither subsidiary has been required to pay any claim for punitive damages. Product liability costs incurred by the Company, including premiums, self-insurance retention payments, unreimbursed judgments and settlements not covered by insurance, for fiscal years 1995, 1996 and 1997, approximated 2.5%, 2.6% and 2.2% of revenue, respectively. Various legal actions (in areas other than product liability) may arise in the ordinary course of business from time to time against the Company, UpRight or Horizon. Other than with respect to product liability, there is no litigation currently pending against the Company, UpRight or Horizon. None of the litigation pending against UpRight or Horizon, individually or collectively, is expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

ENVIRONMENTAL AND REGULATORY MATTERS

     UpRight and Horizon are subject to environmental regulation by federal, state and local governmental authorities. Although the Company does not believe that the operations of UpRight and Horizon involve activities likely to create significant environmental risks, their operations do involve the use of diesel and gasoline fuel, hydraulic fluid, coolants, paint and other chemicals and solvents that must be stored, handled, used and disposed of in accordance with environmental laws and regulations. The Company believes that its operations have been and are in compliance in all material respects with applicable environmental laws and regulations. To date, environmental requirements have not had a material adverse effect on the Company's operations or financial condition. Expenditures by the Company for environmental matters were $0.3 million and $0.1 million in fiscal 1996 and 1997, respectively, and are estimated to be $0.3 million in fiscal 1998.

     Since the late 1980s, UpRight has been engaged in ongoing clean up and monitoring of soil and groundwater contamination at its Selma, California facility. UpRight is currently in the process of preparing a remediation proposal to the Regional Water Quality Control Board. Management of UpRight does not believe that its proposal or other alternative remedial actions are likely to have a material adverse effect on UpRight's financial condition or results of operations. UpRight and Horizon are also subject to worker and product safety regulations by the Occupational Safety and Health Administration ("OSHA") and by the safety regulations of various states. OSHA has adopted many of the safety standards developed by ANSI and enforces these standards for the industry. UpRight employees have been on ANSI committees since 1979 and have assisted in the drafting and development of those standards. Management of the Company believes that it is currently in compliance with all applicable worker and product safety requirements and that such laws and regulations have not, to date, had a material adverse effect on the Company's operations or financial condition.

EMPLOYEES

     UpRight had 404 full-time and 222 temporary persons employed at June 29, 1997. None of UpRight's employees is subject to collective bargaining agreements. UpRight believes its employee relations are good, and it has experienced no work stoppages as a result of labor problems.

     As of June 29, 1997, Horizon had a total of 180 full-time employees, including nine personnel in the Fresno headquarters who provide administrative and accounting services. Each branch location averages 12 to 18 people, typically structured as follows: one manager, three to four office persons, two to four sales persons, five to seven mechanics and two truck drivers. The 10 mechanics and drivers at the Ridgefield Park, New Jersey facility are members of the International Brotherhood of Operating Engineers and are the only union employees at Horizon. Horizon believes its employee relations are good, and it has experienced no work stoppages as a result of labor problems.

                                   MANAGEMENT

DIRECTORS OF THE COMPANY AND EXECUTIVE OFFICERS OF THE COMPANY, UPRIGHT AND HORIZON

     The following table sets forth certain information concerning the directors of the Company and executive officers of the Company, UpRight and Horizon:

             NAME               AGE                    POSITION
------------------------------  ---     --------------------------------------
Robert F. Stowe...............  53      Chairman of the Board of Directors of
                                        the Company
David K. Sargent..............  58      President and Chief Executive Officer
                                        of the Company, UpRight and Horizon
                                        and Director of the Company
Graham D. Croot...............  42      Chief Financial Officer of the Company
Kenneth M. A. Murphy..........  32      Controller of the Company
Noel Corcoran.................  51      Secretary of the Company
Peter B. Sawdy................  65      Director of the Company
James T. Dillon...............  49      Vice President and General Manager of
                                        UpRight
Shaun Flanagan................  57      Vice President and General Manager of
                                        Horizon

     Robert F. Stowe has served as Chairman of the Board of Directors of the Company since 1985. He is the founder of various trusts, the beneficiaries of which are the family, relations and other descendants of Mr. Stowe (the "Stowe Family Trusts"). Since 1974, Mr. Stowe has served as Chairman of various companies which are owned by the Stowe Family Trusts and which are affiliates of the Company. Mr. Stowe is a Fellow of the Institute of Chartered Accountants in Australia.

     David K. Sargent has served as President and Chief Executive Officer of the Company, UpRight and Horizon since 1989 and as a Director of the Company since 1994. Prior to joining the Company, Mr. Sargent was President of Instant Zip-Up Limited, a distributor of UpRight products in the United Kingdom. Mr. Sargent is currently a director of Instant Zip-Up Limited.

     Graham D. Croot has served as Chief Financial Officer of the Company since 1990. He served as the Company's Treasurer from 1981 to 1989. In addition to his responsibilities with the Company, Mr. Croot serves as chief financial officer of various companies owned by the Stowe Family Trusts. Mr. Croot is a member of The Australian Society of Certified Practicing Accountants.

     Kenneth M. A. Murphy has served as Controller of the Company since 1996. In addition to his responsibilities with the Company, since 1996, Mr. Murphy has served as controller of various companies owned by the Stowe Family Trusts. Prior to joining the Company, from 1992 to 1996, Mr. Murphy was an accountant with Arthur Andersen LLP, serving as a Manager in the Contract Audit Services Division from 1995 to 1996. Mr. Murphy is a member of the Institute of Chartered Accountants in Ireland.

     Noel Corcoran has served as Secretary of the Company since April 1997. In addition to his responsibilities with the Company, since 1994, Mr. Corcoran has served as secretary and in other capacities of various companies owned by the Stowe Family Trusts. From 1990 to 1994, Mr. Corcoran served as the Financial Controller of European Operations of UpRight. Mr. Corcoran is a Fellow of the Association of Chartered Certified Accountants.

     Peter B. Sawdy has served as a Director of the Company since April 1997. Mr. Sawdy is currently the Chairman of Peter Sawdy Associates, a business consultancy. From 1990 to 1993, Mr. Sawdy was Chairman of Costain Group. Mr. Sawdy has served in various director and advisory capacities with the Stowe Family Trusts since 1985.

     James T. Dillon has served as Vice President and General Manager of UpRight since 1991. Mr. Dillon joined UpRight in 1987 as Chief Financial Officer. Prior to joining UpRight, he served as Vice President and Controller of Equatorial Communications, Inc.

     Shaun Flanagan has served as Vice President and General Manager of Horizon since 1989. Mr. Flanagan was the founder and President of Horizon from 1982 until 1989 when Horizon was acquired by UpRight. Mr. Flanagan served as the Vice President and General Manager of the Horizon Division of UpRight from 1989 until 1994 when Horizon became a wholly-owned subsidiary of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth for the last three fiscal years certain compensation information about the Company's chief executive officer and the other persons who served as executive officers of the Company, UpRight or Horizon during fiscal 1997 and earned in excess of $100,000 during such year.

                           SUMMARY COMPENSATION TABLE

                                                                         ANNUAL
                                                                      COMPENSATION
                                                                  ---------------------
                  NAME AND PRINCIPAL POSITION            YEAR      SALARY       BONUS
        -----------------------------------------------  ----     --------     --------
        David K. Sargent...............................  1997     $200,000     $ 42,918
          President and Chief Executive Officer          1996      175,000       50,000
          of the Company, UpRight and Horizon            1995      141,667       50,000
        James T. Dillon................................  1997     $250,000     $178,352
          Vice President and General                     1996      220,320      159,750
          Manager of UpRight                             1995      200,000      129,520
        Shaun Flanagan.................................  1997     $190,126     $ 77,000
          Vice President and General                     1996      175,000       60,000
          Manager of Horizon                             1995      100,640       50,000

DIRECTORS

     Directors of the Company are elected annually and hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified.

     Directors of the Company do not receive any fees for services on the Board of Directors. Directors are reimbursed for their expenses for each meeting attended.

EMPLOYEE BENEFIT PLANS

     Employees of UpRight participate in a Taxsaver's Investment Plan (the "UpRight 401(k) Plan"). The UpRight 401(k) Plan was originally adopted effective as of January 1, 1984 as an addition to the Company's Employee Stock Ownership Plan, originally adopted in January 1, 1975. The Company's Employee Stock Ownership Plan was terminated in 1987. UpRight makes fixed contributions to the UpRight 401(k) Plan for each year in an amount equal to 4% of the compensation of all eligible participants, plus up to an additional 2% matching of participants' contributions. The UpRight 401(k) Plan also contains features that allow employees to save money before paying Federal income tax on the amount saved. The UpRight 401(k) Plan covers all employees who have at least one year of service, and is administrated by a Plan Committee, whose members are appointed by UpRight's Board of Directors. The UpRight 401(k) Plan is intended to conform to the provisions of the Employee Retirement Income Security Act of 1974. Contributions to the UpRight 401(k) Plan are fully vested as of December 31 in the year in which such contributions were made.

     Employees of Horizon participate in the Horizon High Reach 401(k) Plan (the "Horizon 401(k) Plan"). Participation in this defined contribution plan is available to all full-time employees who have completed at least one year of service and attained the age of 21. Horizon makes fixed contributions to the Horizon 401(k) Plan for each year in an amount up to 4% of the compensation of all eligible participants. In addition to the fixed annual contribution, Horizon is required to make a matching contribution equal to the participant's elective contribution up to 2% of the participant's compensation for the calendar year. Employee contributions to the Horizon 401(k) Plan are fully vested. Employer contributions are vested in 20% annual increments beginning after the second year of participation in the Horizon 401(k) Plan, with full vesting occurring after the sixth year of participation. Employees are fully vested upon their 65th birthday. Employees of Horizon who had been employed by UpRight or Horizon for one year as of December 31, 1993 are fully vested in the Horizon 401(k) Plan.

INCENTIVE COMPENSATION

     The Company has in effect various arrangements pursuant to which certain officers may receive incentive cash bonuses based upon the achievement of financial performance objectives. The amounts of incentive bonuses, and performance criteria for such bonuses, are determined by the Company's Board of Directors.

DIRECTORS' AND OFFICERS' INSURANCE

     UpRight International Limited, the parent of the Company, has purchased liability insurance for the directors and officers of its subsidiaries, including the Company, UpRight and Horizon, effective January 1, 1996, for an aggregate 21 months' premium of $112,500. No part of this premium will be paid by directors and executive officers of the Company. The aggregate insurance coverage under the policy is limited to $5.0 million per policy year, and a $100,000 deductible for each claim is payable under the policy by UpRight International Limited in respect of any claim made against a director or officer for which UpRight International Limited has indemnified such director or officer. UpRight International Limited intends to increase the aggregate insurance coverage under the policy.

     Group International Securities Limited, the parent of UpRight International Limited, has purchased liability insurance for the directors and officers of its subsidiaries, including the Company, UpRight and Horizon, effective October 1, 1997 for an aggregate 24 months' premium of $200,000. No part of this premium will be paid by directors and executive officers of the Company. The aggregate insurance coverage under the policy is limited to $15.0 million, and a $75,000 deductible for each claim, other than claims arising from Securities and Exchange Commission where the deductible is $150,000, is payable under the policy by Group International Securities Limited in respect of any claim made against a director or officer for which Group International Securities Limited has indemnified such director or officer.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of the date hereof, information with respect to the beneficial ownership of shares of the Company's Common Stock by each stockholder known by the Company to be the beneficial owner of more than 5% of such shares. No executive officers or directors of the Company own any shares of the Company's Common Stock.

                                                                                      PERCENTAGE
       NAME AND ADDRESS OF STOCKHOLDER(1)                 CLASS            SHARES      OF CLASS
------------------------------------------------  ---------------------    -------    ----------
UpRight International Limited(2)................  Class A Common Stock      55,000        100%
                                                  Class B Common Stock       5,000        100
                                                     Preferred Stock        25,000        100

---------------
(1) The principal business address of UpRight International Limited is Le Forum 2 degrees Etage, 28 Boulevard Princesse Charlotte, MC-98000, Monaco.

(2) All of the capital stock of UpRight International Limited is owned beneficially by the Stowe Family Trusts. The trustees of the trusts are appointed by Mr. Stowe, who is not a beneficiary thereunder.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During fiscal 1997, each of UpRight and Horizon entered into a separate corporate services agreement (the "Corporate Services Agreements") with Griffin Group International Management Ltd. ("Griffin"), an affiliate of the Company. Pursuant to the Corporate Services Agreements, Griffin provides consulting services to UpRight and Horizon in various areas including operations, finance and accounting, asset management, strategic planning and policy, management organization, marketing, technology and communications and public relations. During fiscal 1997, UpRight and Horizon paid Griffin $604,000 and $276,000, respectively, for services rendered by Griffin, including the services of Messrs. Croot, Murphy and Corcoran and others, pursuant to the Corporate Services Agreements and for reimbursements for computer system costs. The Corporate Services Agreements terminated on June 29, 1997. On May 12, 1997, the Company entered into a corporate services agreement with Griffin (the "Company Corporate Services Agreement") pursuant to which Griffin, for a term of one fiscal year commencing June 30, 1997, provides consulting services to the Company, UpRight and Horizon in various areas including operations, finance and accounting, asset management, strategic planning and policy, management organization, marketing, technology, communications, public relations and SEC compliance and reporting, including the services of Messrs. Croot, Murphy and Corcoran and others. The term of the Company Corporate Services Agreement is automatically extended for additional one year periods, unless either party gives notice of termination 180 days prior to the end of such fiscal year. The Indenture provides that amounts payable under the Company Corporate Services Agreement shall be for actual services rendered and shall not exceed the amounts that would be payable to unaffiliated third parties for such services. Any amounts payable under the Company Corporate Services Agreement in excess of 8.5% of the Company's EBITDA on a consolidated basis are subject to the limitation on restricted payments covenant. See "Description of the Notes -- Certain
Covenants -- Limitation on Restricted Payments."

     Upon consummation of the offering of the Original Notes, the Company paid Griffin $700,000 for reimbursement of expenses incurred in connection with the offering of the Original Notes.

     UpRight International Manufacturing Ltd. ("UpRight Ireland"), an affiliate of the Company located in Ireland, Vectur GmbH ("Instant Deutschland"), an affiliate of the Company located in Germany, and Instant Access Australia Pty. Ltd. ("Instant Australia"), an affiliate of the Company located in Australia, each purchase and distribute products for UpRight in their respective market areas. UpRight Ireland purchases products from UpRight on extended terms to maintain a strategic sales inventory in Europe and provides sales, marketing and warranty support to UpRight in Europe. UpRight management believes that each of the foregoing arrangements are conducted on an arm's-length basis and on terms at least as favorable to UpRight as those generally available from unaffiliated third parties. During fiscal 1995, the Company's revenue from UpRight Ireland, Instant Deutschland and Instant Australia were $4.2 million, $0.8 million and $1.0 million, respectively. During fiscal 1996, the Company's revenue from UpRight Ireland, Instant Deutschland and Instant Australia were $3.6 million, $1.5 million and $1.1 million, respectively. During fiscal 1997, the Company's revenue from UpRight Ireland, Instant Deutschland and Instant Australia were $6.2 million, $1.7 million and $1.3 million, respectively. In addition, UpRight and Horizon purchase and UpRight distributes in the United States certain products manufactured by UpRight Ireland. During fiscal years 1995, 1996 and 1997, the Company's purchases from UpRight Ireland totaled approximately $0.9 million, $1.7 million and $3.6 million, respectively. During fiscal years 1995, 1996 and 1997, UpRight paid UpRight Ireland $600,000, $740,000 and $1,065,902, respectively, for participation in UpRight Ireland's cooperative marketing programs.

     During fiscal years 1995, 1996 and 1997, the Company had revenue from Instant Zip-Up Limited of approximately $5.9 million, $8.3 million and $20.8 million, respectively. An affiliate of the Company owns a minority voting interest in Instant Zip-Up Limited.

     At the end of fiscal years 1995 and 1996, the Company was indebted to UpRight International Limited for an aggregate principal amount of approximately $15.5 million and $13.5 million, respectively. In fiscal 1997, the Company repaid such indebtedness and accrued interest thereon which totaled $15.7 million. See "Use of Proceeds."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

TERM INDEBTEDNESS

     On July 15, 1996, Horizon entered into a term note with a financial institution in the amount of approximately $6.0 million, plus interest thereon computed either at a fluctuating rate per annum equal to the prime rate or at a fixed rate per annum determined by the lender to be 2.10% above its money market funds rate. Interest on the note is payable monthly, together with principal of $99,996, and the outstanding principal balance on the note is due and payable in full on July 15, 2001. As of June 29, 1997, the note was repaid. See "Use of Proceeds."

     On July 1, 1996, Horizon entered into a term commitment note with a financial institution in the amount of $7.75 million, plus interest thereon computed either at a variable rate per annum equal to the prime rate or at a fixed rate per annum determined by the lender to be 2.10% above its money market funds rate. Interest on the note is payable monthly, and the outstanding principal balance on the note is due and payable in full on July 15, 2002. As of June 29, 1997, the note was repaid. See "Use of Proceeds."

     On July 14, 1995, Horizon entered into a term note with a financial institution in the amount of $5.6 million, plus interest thereon computed at either a fluctuating rate per annum 0.5% above the prime rate or at a fixed rate per annum determined by the lender to be 2.1% above its money market funds rate. Interest on the note is payable monthly, together with principal of $93,333, and the outstanding principal balance on the note is due and payable in full on July 15, 2000. As of June 29, 1997, the note was repaid. See "Use of Proceeds."

     On June 15, 1994, Horizon entered into a term note with a financial institution in the amount of $6.0 million, plus interest thereon computed at either a fluctuating rate per annum 0.5% above the prime rate or at a fixed rate per annum determined by the lender to be 2.1% above its money market funds rate. Interest on the note is payable monthly, together with principal of $83,333, and the outstanding principal balance on the note is due and payable in full on August 5, 2000. As of June 29, 1997, the note was repaid. See "Use of Proceeds."

BONDS

     On October 27, 1994, UpRight finalized a bonds payable agreement for two bond issues with the Community Redevelopment Agency of the City of Selma, California, pursuant to which a total of $7.1 million is available to UpRight for purchases of buildings, equipment and tooling. The bonds bear interest ranging from 7.0% to 11.0% per annum. As of June 29, 1997, the Company has received the aggregate of the $7.1 million in bond proceeds, and made principal payments in the aggregate of $0.5 million on the bonds. The Company is scheduled to repay one series of the bond financing in bi-annual payments of principal and interest through December 2014 and is scheduled to repay the other series of bond financing in monthly payments of principal and interest through December 2014.

     On October 27, 1994, UpRight also entered into an agreement with the City of Selma to develop and improve certain of the City's real property infrastructure. The improvements project was financed by the issuance of Limited Obligation Improvement Bonds for Assessment District No. 1994-1. The total project cost including aggregate bond fees of $504,000 was not to exceed $1.4 million. As of June 29, 1997, the Company has received in the form of bond financing a total of $1.4 million. The improvements, upon completion, were acquired from UpRight by the City. UpRight is obligated for future property tax assessments to the District in amounts sufficient to repay the bonds. The bonds call for bi-annual payments of varying amounts at an interest rate of 7.5 percent through December 2014.

REVOLVING INDEBTEDNESS

     On October 16, 1996, UpRight entered into a revolving loan agreement with a financial institution which allows it to borrow in amounts in the aggregate not to exceed $4.0 million. Interest accrues on amounts borrowed at a fixed or variable rate, at UpRight's option, of 2.25% per annum in excess of the lender's adjusted London Interbank Offered Rate ("LIBOR") for the interest period or at the lender's reference rate, respectively. The loan is payable in monthly installments and matures on December 30, 1998. As of June 29, 1997, total borrowings were zero and available funds were $4.0 million.

     In November 1996, Horizon entered into a revolving line of credit note with a financial institution in the amount of $3.0 million, not to exceed 80% of eligible receivables plus 25% of its inventory. Interest accrues on such revolving line of credit at the lender's prime lending rate (8.5% at June 29, 1997). As of June 29, 1997, total borrowings were zero and available funds were $3.0 million. See "Use of Proceeds."

RELATED PARTY INDEBTEDNESS

     During fiscal 1994, the Company issued an unsecured note payable to UpRight International Limited for approximately $19.2 million. The note is due on demand and bears interest at either 0.5% above the prime rate or 2% above the LIBOR (adjusted annually) at the election of the Company. Accrued interest is payable quarterly. As of June 29, 1997, the note was repaid. See "Use of Proceeds."

OTHER INDEBTEDNESS

     The Company's subsidiaries have capital lease and other debt obligations for rental equipment, computers and other equipment. The capital lease obligations are due in monthly installments of various amounts, with maturities ranging from July 1998 to February 2002 and with interest rates per annum ranging from 8.0% to 14.4%. Such capital lease and other debt obligations totaled approximately $2.8 million as of June 29, 1997. See "Use of Proceeds."

                            DESCRIPTION OF THE NOTES

     The Original Notes were, and the Exchange Notes will be, issued under an Indenture, dated as of June 10, 1997 (the "Indenture") among the Company and U.S. Trust Company of California, N.A., as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of them. The following is a summary of the material terms and provisions of the Notes. This summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Notes and the Indenture (including the definitions contained therein). Definitions relating to certain capitalized terms are set forth under "-- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and such definitions are incorporated herein by reference. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The form of the Exchange Notes and the Original Notes are identical in all material respects except that the Exchange Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The Exchange Notes will not represent new indebtedness of the Company, will be entitled to the benefits of the same Indenture which governs the Original Notes and will rank pari passu with the Original Notes. Any provisions of the Indenture which require actions by or approval of a specified percentage of Original Notes shall require the approval of the holders of such percentage of principal amount of Original Notes and Exchange Notes, in the aggregate.

     The Indenture provides for the issuance of the $105 million principal amount of Original Notes and additional series of notes in aggregate principal amounts of not less than $20 million per series, subject to compliance with the covenant described below under "-- Certain Covenants -- Limitation on Additional Indebtedness" and provided that no Default or Event of Default exists under the Indenture at the time of issuance or would result therefrom and that the aggregate principal amount of notes issued under the Indenture does not exceed $150 million. All notes will be substantially identical in all material respects other than issuance dates.

GENERAL

     The Notes are general unsecured obligations of the Company, subordinated in right of payment to Senior Indebtedness of the Company and senior in right of payment to any future subordinated indebtedness of the Company.

     The Notes are unconditionally guaranteed, on a senior subordinated unsecured basis, as to payment of principal, premium, if any, and interest, jointly and severally, by the Guarantors (together with each other Restricted Subsidiary which guarantees payment of the Notes pursuant to the covenant described under "-- Certain Covenants -- Limitation on Creation of Subsidiaries."

MATURITY, INTEREST AND PRINCIPAL

     The Notes will mature on June 15, 2007. The Notes are limited in aggregate principal amount to $150 million. Any Notes issued after the Issue Date can only be issued in compliance with the covenant described under "-- Certain
Covenants -- Limitation on Additional Indebtedness." The Notes will bear interest at a rate of 10 5/8% per annum from the date of original issuance until maturity. Interest is payable semi-annually in arrears on June 15 and December 15 commencing December 15, 1997, to holders of record of the Notes at the close of business on the immediately preceding June 1 and December 1, respectively. Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid on the Notes surrendered in exchange therefor or, if no interest has been paid on the Notes, from June 10, 1997.

     The interest rate on the Notes is subject to increase, and such Additional Interest will be payable on the payment dates set forth above, in certain circumstances, if the Notes (or other securities substantially similar to the Notes) are not registered with the Commission within the prescribed time periods. Upon consummation of the Exchange Offer, such registration requirements will have been met and no Additional Interest will be payable with respect the Notes, except as set forth below. In the event that the Company does not exchange Exchange Notes for all Original Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to 60 days after the date of this Prospectus or the Registration Statement of which this Prospectus forms a part ceases to be effective at any time prior to the consummation of the Exchange Offer (either such event, a "Registration Default"), the sole remedy available to holders of the Notes will be the immediate assessment of additional interest ("Additional Interest") as follows: the per annum interest rate on the Notes will increase by .50% during the first 90-day period following the occurrence of a Registration Default and until it is waived or cured; and the per annum interest rate will increase by an additional
 .25% for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 2.0% per annum in excess of the interest rate on the cover of this Prospectus. All Additional Interest will be payable to holders of the Notes in cash on the same original issue payment dates as the Notes, commencing with the first such date occurring after any such Additional Interest commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the Notes will revert to the interest rate originally borne by the Notes (as shown on the cover of this Prospectus).

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part, a copy of which will be available to holders of the Notes upon request to the Company.

OPTIONAL REDEMPTION

     The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on June 15, of each year listed below:

                                       YEAR                         PERCENTAGE
                --------------------------------------------------  ----------
                2002..............................................   105.313%
                2003..............................................   103.542%
                2004..............................................   101.771%
                2005 and thereafter...............................   100.000%

     Notwithstanding the foregoing, the Company may redeem in the aggregate up to 35% of the original principal amount of Notes at any time and from time to time prior to June 15, 2000 at a redemption price equal to 110.625% of the aggregate principal amount so redeemed, plus accrued interest to the redemption date out of the Net Proceeds of one or more Public Equity Offerings; provided, that at least $75 million of the principal amount of Notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering.

     In the event of redemption of fewer than all of the Notes, the Trustee shall select by lot or in such other manner as it shall deem fair and equitable the Notes to be redeemed. The Notes are redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Notes. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company shall fail to redeem any such Note.

SUBORDINATION

     The indebtedness represented by the Notes is, to the extent and in the manner provided in the Indenture, subordinated in right of payment to the prior indefeasible payment and satisfaction in full in cash of all existing and future Senior Indebtedness of the Company. As of June 29, 1997, after giving effect to the application of the net proceeds of the offering of the Original Notes, the Company had $0.0 of Senior Indebtedness outstanding and the Guarantors had approximately $6.6 million of Senior Indebtedness outstanding.

     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, arrangement, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, whether voluntary or involuntary, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any general assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company (except in connection with the merger or consolidation of the Company or its liquidation or dissolution following the transfer of substantially all of its assets, upon the terms and conditions permitted under the circumstances described under "-- Merger, Consolidation or Sale of Assets") (all of the foregoing referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings"), the holders of Senior Indebtedness of the Company will be entitled to receive payment and satisfaction in full in cash of all amounts due on or in respect of all Senior Indebtedness of the Company before the holders of the Notes are entitled to receive or retain any payment or distribution of any kind (other than a payment or distribution in the form of Permitted Junior Securities) on account of the Notes. In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness of the Company is paid and satisfied in full in cash, then such payment or distribution (other than a payment or distribution in the form of Permitted Junior Securities) will be held by the recipient in trust for the benefit of holders of Senior Indebtedness and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness. By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than other creditors of the Company, and creditors of the Company who are not holders of Senior Indebtedness or of the Notes may recover more, ratably, than the holders of the Notes.

     No payment or distribution (other than a payment or distribution in the form of Permitted Junior Securities) of any assets or securities of the Company or any Restricted Subsidiary of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by or on behalf of the Company or any Restricted Subsidiary, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption or other acquisition of the Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company or any Restricted Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of Notes following the delivery by the representative of the holders of Designated Senior Indebtedness (the "Representative") to the Trustee of written notice of the occurrence of a Payment Default, and in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing or ceases to exist. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph, the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

     Upon the occurrence of a Non-Payment Event of Default on Designated Senior Indebtedness, no payment or distribution (other than a payment or distribution in the form of Permitted Junior Securities) of any assets of the Company of any kind may be made by the Company, including, without limitation, by way of set-off or otherwise, on account of the Notes, or on account of the purchase or redemption or other acquisition of Notes, for a period (a "Payment Blockage Period") commencing on the date of receipt by the Trustee of written notice from the Representative of such Non-Payment Event of Default unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph) the earliest of (x) more than 179 days shall have elapsed since receipt of such written notice by the Trustee, (y) such Non-Payment Event of Default shall have been cured or waived in writing or shall have ceased to exist or such Designated

Senior Indebtedness shall have been paid in full or (z) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from such Representative, after which, in the case of clause (x), (y) or
(z), the Company shall resume making any and all required payments in respect of the Notes, including any missed payments. Notwithstanding any other provision of the Indenture, in no event shall a Payment Blockage Period commenced in accordance with the provisions of the Indenture described in this paragraph extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to above (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 180 consecutive days have elapsed from the last day of the Initial Blockage Period. Notwithstanding any other provision of the Indenture, no event of default with respect to Designated Senior Indebtedness (other than a Payment Default) which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Representative shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by the Representative, whether or not within the Initial Blockage Period, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     Each Guarantee is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the respective Guarantor, including obligations of such Guarantor with respect to the Credit Facilities, and is subject to the rights of holders of Designated Senior Indebtedness of such Guarantor to initiate blockage periods, upon terms substantially comparable to the subordination of the Notes to all Senior Indebtedness of the Company.

     If the Company or any Guarantor fails to make any payment on the Notes or any Guarantee, as the case may be, when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "-- Events of Default."

     A holder of Notes by his acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his attorney-in-fact for such purpose.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants. Except as otherwise specified, all of the covenants described below appear in the Indenture.

  Limitation on Additional Indebtedness

     The Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness) unless (a) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Company's Fixed Charge Coverage Ratio (determined on a pro forma basis for the last four fiscal quarters of the Company for which financial statements are available at the date of determination) is greater than 2.0 to 1 if the Indebtedness is incurred prior to June 15, 1999 and 2.25 to 1 if the Indebtedness is incurred thereafter; provided, however, that if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, or Indebtedness incurred in connection with the simultaneous acquisition of any Person, business, property or assets or Indebtedness of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect to (on a pro forma basis, as if the transaction had occurred at the beginning of the four-quarter period) both the incurrence or assumption of such Acquired Indebtedness or such other Indebtedness by the Company or such Restricted Subsidiary and the inclusion in the Company's EBITDA of the EBITDA of the acquired Person, business, property or assets or redesignated Subsidiary, and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

     Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may incur Permitted Indebtedness; provided that the Company will not incur any Permitted Indebtedness that ranks pari passu or junior in right of payment to the Notes and that has a maturity or mandatory sinking fund payment prior to the maturity of the Notes unless it meets the Fixed Charge Coverage Ratio test specified in the previous paragraph.

  Limitation on Restricted Payments

     The Company will not make, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

          (a) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

          (b) immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "-- Limitation on Additional Indebtedness"; and

          (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of (1) 50% of the cumulative consolidated Net Income of the Company subsequent to the Issue Date (or minus 100% of any cumulative deficit in Consolidated Net Income during such period), (2) 100% of the aggregate Net Proceeds and the fair market value of securities or other property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which has been so converted or exercised or exchanged, as the case may be and (3) $2,000,000. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value (as determined in good faith by the Company's board of directors, and evidenced by a board resolution).

     The provisions of this covenant shall not prohibit (i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture, (ii) the retirement of any shares of Capital Stock of the Company or subordinated Indebtedness by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Capital Stock), or out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock), (iii) the redemption or retirement of Indebtedness of the Company subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness (other than any Indebtedness owed to a Subsidiary) of the Company that is contractually subordinated in right of payment to the Notes to at least the same extent as the subordinated Indebtedness being redeemed or retired, (iv) the retirement of any shares of Disqualified Capital Stock by conversion into, or by exchange for, shares of Disqualified Capital Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock or (v) the payment of Corporate Services Fees not to exceed $880,000 in fiscal 1997 and 8.5% of the Company's EBITDA on a consolidated basis for any fiscal year thereafter.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Limitation on Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements, and that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after giving effect to any Restricted Payments.

  Limitations on Investments

     The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Investment other than (i) a Permitted Investment or
(ii) an Investment that is made as a Restricted Payment in compliance with the "Limitation on Restricted Payments" covenant, after the Issue Date.

  Limitations on Liens

     The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, unless (i) if such Lien secures Indebtedness which is pari passu with the Notes or the Guarantees, then the Notes or the Guarantees, as the case may be, are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or
(ii) if such Lien secures Indebtedness which is subordinated to the Notes or the Guarantees, any such Lien shall be subordinated to the Lien granted to the Holders of the Notes to the same extent as such subordinated Indebtedness is subordinated to the Notes or the Guarantees, as the case may be.

  Limitation on Transactions with Affiliates

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including entities in which the Company or any of its Restricted Subsidiaries own a minority interest) or holder of 10% or more of the Company's Common Stock (an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Company and its Wholly-Owned Subsidiaries or between or among Wholly-Owned Subsidiaries of the Company; or (ii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are commercially reasonable and at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of $1 million which is not permitted under clause (i) above, the Company must obtain a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (ii) above. In transactions with a value in excess of $3 million which are not permitted under clause (i) above, the Company must obtain a written opinion as to the fairness of such a transaction from an independent investment banking firm, provided, that, in the case of loans from the Company to an Affiliate or loans from an Affiliate to the Company, no such fairness opinion shall be required if the Company has obtained a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (ii) above.

     The foregoing provisions will not apply to (i) any Restricted Payment that is not prohibited by the provisions described under "Limitations on Restricted Payments" contained herein, (ii) any transaction, approved by the Board of Directors of the Company, with an officer or director of the Company or of any Subsidiary in his or her capacity as officer or director entered into in the ordinary course of business or (iii) any transaction entered into in the ordinary course of business, consistent with past practice, with any of UpRight Ireland, Instant Deutschland or Instant Australia.

  Limitation on Creation of Subsidiaries

     The Company shall not create or acquire, nor permit any of its Restricted Subsidiaries to create or acquire, any Subsidiary other than (i) a Restricted Subsidiary existing as of the date of the Indenture, (ii) a Restricted Subsidiary that is acquired or created after the date of the Indenture, or (iii) an Unrestricted Subsidiary; provided, however, that each Restricted Subsidiary acquired or created pursuant to clause (ii) shall have executed a guarantee, satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee shall require, including, without limitation a supplement or amendment to the Indenture and opinions of counsel as to the enforceability of such guarantee), pursuant to which such Restricted Subsidiary shall become a Guarantor. As of the Issue Date, the Company will have no Subsidiaries, other than the Guarantors.

  Limitation on Certain Asset Sales

     The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Company's board of directors, and evidenced by a board resolution); (ii) not less than 85% of the consideration received by the Company or its Subsidiaries, as the case may be, is in the form of cash or Temporary Cash Investments; and (iii) the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied (a) first, to the extent the Company elects, or is required, to prepay, repay or purchase debt of the Company or any Restricted Subsidiary under a Credit Facility within 180 days following the receipt of the Asset Sale Proceeds from any Asset Sale, provided that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid; (b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another person) used or useful in businesses similar or ancillary to the business of the Company or Restricted Subsidiary as conducted at the time of such Asset Sale, provided that such investment occurs or the Company or a Restricted Subsidiary enters into contractual commitments to make such investment, subject only to customary conditions (other than the obtaining of financing), on or prior to the 181st day following receipt of such Asset Sale Proceeds (the "Reinvestment Date") and Asset Sale Proceeds contractually committed are so applied within 270 days following the receipt of such Asset Sale Proceeds; and (c) third, if on the Reinvestment Date with respect to any Asset Sale, the Available Asset Sale Proceeds exceed $5 million, the Company shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an "Excess Proceeds Offer"). If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes.

     If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the Reinvestment Date, a notice to the Holders stating, among other things: (1) that such Holders have the right to require the Company to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Company, that each Holder must follow in order to have such Notes repurchased; and (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such Notes.

Limitation on Preferred Stock of Restricted Subsidiaries

     The Company will not permit any Restricted Subsidiary to issue any Preferred Stock (except Preferred Stock to the Company or a Restricted Subsidiary) or permit any Person (other than the Company or a Restricted Subsidiary) to hold any such Preferred Stock unless the Company or such Restricted Subsidiary would be entitled to incur or assume Indebtedness under the covenant described under "-- Limitation on Additional Indebtedness" in the aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

Limitation on Capital Stock of Restricted Subsidiaries

     The Company will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Restricted Subsidiary or (ii) permit any of its Restricted Subsidiaries to issue any Capital Stock, other than to the Company or a Wholly-Owned Subsidiary of the Company. The foregoing restrictions shall not apply to an Asset Sale made in compliance with "Limitation on Certain Asset Sales" or the issuance of Preferred Stock in compliance with the covenant described under "-- Limitation on Preferred Stock of Restricted Subsidiaries."

Limitation on Sale and Lease-Back Transactions

     The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction unless (i) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold, as determined in good faith by the Company's board of directors and evidenced by a board resolution and (ii) the Company could incur the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with the covenant described under "-- Limitation on Additional Indebtedness."

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (A) on its Capital stock or
(B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (b) make loans or advances or capital contributions to the Company or any of its Restricted Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (i) encumbrances or restrictions existing on the Issue Date, (ii) the Indenture, the Notes and the Guarantees, (iii) applicable law, (iv) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries or of any Person that becomes a Restricted Subsidiary as in effect at the time of such acquisition or such Person becoming a Restricted Subsidiary (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition of such Person becoming a Restricted Subsidiary), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property of assets of the Person (including any Subsidiary of the Person), so acquired, provided that the EBITDA of such Person is not taken into account (to the extent of such restriction) in determining whether any financing or Restricted Payment in connection with such acquisition was permitted by the terms of the Indenture, (v) customary non-assignment provisions in leases or other agreements entered into in the ordinary course of business and consistent with past practices, (vi) encumbrances or restrictions under a Credit Facility, provided that such encumbrances or restrictions are no more restrictive than those typically contained in senior credit facilities, (vii) Refinancing Indebtedness provided that such encumbrances or restrictions are in the aggregate no more restrictive than those contained in the agreements governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, or (viii) customary restrictions in security agreements or mortgages securing Indebtedness of the Company or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages.

Payments for Consent

     Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Limitation on Other Senior Subordinated Indebtedness

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur, contingently or otherwise, any Indebtedness that is both (i) subordinate in right of payment to any

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

Senior Indebtedness of the Company or its Restricted Subsidiaries, as the case may be, and (ii) senior in right of payment to the Notes and the Guarantees, as the case may be. For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes and the Guarantees, as the case may be, if it is not explicitly subordinate in right of payment to Senior Indebtedness at least to the same extent as the Notes and the Guarantees, as the case may be, are subordinate to Senior Indebtedness.

Limitation on Lines of Business

     The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in or conduct any business other than (i) participation in the equipment rental industry, including the sale and rental of industrial equipment, (ii) participation in the aerial work platform industry or the materials handling industry, including the manufacture and distribution of industrial equipment the purpose of which is the movement of people and material, (iii) the manufacture and distribution of scaffolds and scaffolding and (iv) businesses complementary, ancillary or related to, any of the foregoing, or that can be vertically integrated with, any of the foregoing.

CHANGE OF CONTROL OFFER

     Within 30 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change of Control Payment Date (as hereinafter defined) (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant.

     Within 30 days of the occurrence of a Change of Control, the Company also shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes, a notice stating:

          that a Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

          the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 20 business days from the date such notice is mailed (the "Change of Control Payment Date"));

          that any Note not tendered will continue to accrue interest;

          that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

          that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

          that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

          that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new
     Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

          any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

          the name and address of the Paying Agent.

     On the Change of Control Payment Date, the Company shall, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Company shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

     The Indenture requires that if a Credit Facility is in effect, or any amounts are owing thereunder or in respect thereof, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the preceding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all obligations under or in respect of such Credit Facility or offer to repay in full all obligations under or in respect of such Credit Facility and repay the obligations under or in respect of such Credit Facility of each lender who has accepted such offer or (ii) obtain the requisite consent under such Credit Facility to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control; provided that the Company's failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause (iii) under "-- Events of Default" below if not cured within 60 days after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all of the obligations under or in respect of its Credit Facility or the Credit Facility of its Restricted Subsidiaries or obtain requisite consents thereunder. Failure by the Company to make a Change of Control Offer when required by the Indenture constitutes a default under the Indenture and, if not cured within 60 days after notice, constitutes an Event of Default.

     The Indenture provides that, (A) if the Company or any Subsidiary thereof has issued any outstanding (i) Indebtedness that is subordinated in right of payment to the Notes or the Guarantees or (ii) Preferred Stock, and the Company or such Subsidiary is required to make a Change of Control Offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a change of control, the Company or such Subsidiary shall not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Company's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and (B) the Company will not issue Indebtedness that is subordinated in right of payment to the Notes or the Guarantees or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change in Control under the Indenture.

     In the event that a Change of Control occurs and the holders of Notes exercise their right to require the Company to purchase Notes, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, the Company will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Company will not and will not permit any Guarantor to consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company or the Guarantor, as the case may be, shall be the continuing Person, or the Person (if other than the Company or the Guarantor) formed by such consolidation or into which the Company or the Guarantor, as the case may be, is merged or to which the properties and assets of the Company or the Guarantor, as the case may be, are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or the Guarantor, as the case may be, under the Notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "-- Certain Covenants -- Limitation on Additional Indebtedness," provided that a Person that is a Guarantor on the Issue Date may merge into the Company or another Person that is a Guarantor on the Issue Date without complying with this clause (iii).

     In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

GUARANTEES

     The Notes are guaranteed on a senior subordinated unsecured basis by the Guarantors. All payments pursuant to the Guarantees by the Guarantors are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Guarantor, to the same extent and in the same manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company.

     The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

     A Guarantor shall be released from all of its obligations under its Guarantee if all or substantially all of its assets are sold or all of its Capital Stock is sold, in each case in a transaction in compliance with the covenant described under "-- Certain Covenants -- Limitation on Certain Asset Sales," or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with "Merger, Consolidation or Sale of Assets," and such Guarantor has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (i) default in payment of any principal of, or premium, if any, on the Notes;

          (ii) default for 30 days in payment of any interest on the Notes after such interest becomes due and payable;

          (iii) default by the Company or any Guarantor in the observance or performance of any other covenant in the Notes or the Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding;

          (iv) failure to pay when due (within any applicable grace period) principal, interest or premium in an aggregate amount of $5 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness aggregating $5 million or more which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice as provided in the Indenture, or such acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Indenture;

          (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $5 million shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

          (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary thereof.

     The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

     The Indenture will provide that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration and such amounts shall become immediately due and payable; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides the Company may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released from their obligations with respect to the Notes under certain covenants contained in the Indenture and described above under "-- Certain Covenants" ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through

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

the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) (i) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and
(ii) describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

MODIFICATION OF INDENTURE

     From time to time, the Company, the Guarantors and the Trustee may, without the consent of holders of the Notes, amend the Indenture or the Notes or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any holder. The Indenture contains provisions permitting the Company, the Guarantors and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture or the Notes, except that no such modification shall, without the consent of each holder affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture or the Notes, (ii) reduce the rate of or change the time for payment of interest on any Note, (iii) reduce the principal of or premium on or change the stated maturity of any Note, (iv) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York, (v) change the amount or time of any payment required by the Notes or reduce the premium payable upon any redemption of Notes, or change the time before which no such redemption may be made, (vi) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note, (vii) take any other action otherwise prohibited by the Indenture to be taken without the consent of each holder affected thereby, or (viii) affect the ranking of the Notes or the Guarantees in a manner adverse to the holders.

REPORTS TO HOLDERS

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission and to the holders of the Notes. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, they will nonetheless continue to furnish such information to the Commission and to the holders of the Notes.

COMPLIANCE CERTIFICATE

     The Company will deliver to the Trustee on or before 100 days after the end of the Company's fiscal year and on or before 50 days after the end of each the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

THE TRUSTEE

     The Trustee under the Indenture is the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

     Holders of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

     The Original Notes were issued in a transaction exempt from registration under the Securities Act and are subject to restrictions on transfer.

     The registered holder of a Note may be treated as the owner of it for all purposes.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

     "Adjusted Net Assets" of a Guarantor at any date shall mean the lesser of the amount by which (x) the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the Guarantee, of such Guarantor at such date and (y) the present fair salable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any subsidiary of such Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding Indebtedness in respect of the Guarantee, as they become absolute and matured.

     "Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Asset Sale" means the sale, transfer or other disposition (other than to the Company or any of its Restricted Subsidiaries) in any single transaction or series of related transactions of (a) any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company, (b) all or substantially all of the assets of the Company or of any Restricted Subsidiary thereof, (c) real property or (d) all or substantially all of the assets of any property, or part thereof, owned by the Company or any Restricted Subsidiary thereof, or a division, line of business or comparable business segment of the Company or any Restricted Subsidiary thereof; provided that Asset Sales shall not include sales, leases, conveyances, transfers or other dispositions to the Company or to a Restricted Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Restricted Subsidiary.

     "Asset Sale Proceeds" means, with respect to any Asset Sale, (i) cash received by the Company or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale, (c) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale and (d) deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and (ii) promissory notes and other noncash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or noncash consideration into cash.

     "Attributable Indebtedness" under the Indenture in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of
(i) the fair market value of the property subject to such arrangement (as determined in good faith by the board of directors of the Company) and (ii) the present value (discounted at a rate of 10%, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sales that have not been applied in accordance with clauses (iii)(a) or (iii)(b), and which has not yet been the basis for an Excess Proceeds Offer in accordance with clause (iii)(c) of the first paragraph of "-- Certain Covenants -- Limitation on Certain Asset Sales."

     "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into any of the foregoing.

     "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

     A "Change of Control" of the Company will be deemed to have occurred at such time as (i) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange
Act) of 50% or more of the total voting or economic power of the Company's Common Stock, (ii) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner of more than 35% of the total voting power of the Company's Common Stock, and the Permitted Holders beneficially own, in the aggregate, a lesser percentage of the total voting power of the Common Stock of the Company than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company,
(iii) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the holders of the Common Stock of the Company outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger, or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company has been approved by 66 2/3% of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the board of directors of the Company.

     "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Company Corporate Services Agreement" means the corporate services agreement dated May 12, 1997 between the Company and Griffin Group International Management Limited ("Griffin"), as in effect on the Issue Date.

     "Consolidated Fixed Charges" means, with respect to any Person and with respect to any determination date, the sum of a Person's (i) Consolidated Interest Expense, plus (ii) the product of (x) the aggregate amount of all dividends paid on Disqualified Capital Stock of the Company or on each series of preferred stock of each Subsidiary of such Person (other than dividends paid or payable in additional shares of preferred stock or to the Company or any of its Wholly-Owned Subsidiaries) times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective combined federal, state and local tax rate of such Person (expressed as a decimal), in each case, for the prior four full fiscal quarter period for which financial results are available.

     "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis (including, but not limited to, Redeemable Dividends, whether paid or accrued, on Subsidiary Preferred Stock (as defined below in these "-- Certain Definitions"), imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales)) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, plus the amount of all dividends or distributions paid on Disqualified Stock (other than dividends paid or payable in shares of Capital Stock of the Company). If any Indebtedness outstanding or to be incurred (x) bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire four quarter period (taking into account on a pro forma basis any Interest Rate Agreement that has a remaining term as to the date of determination in excess of 12 months), (y) bears, at the option of the Company or a Restricted Subsidiary, a fixed or floating rate of interest, the interest expense on such Indebtedness shall be computed by applying, at the option of the Company or such Restricted Subsidiary, either a fixed or floating rate and (z) was incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with
GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary, (b) the Net Income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or the Indenture) shall be excluded to the extent of such restriction or limitation, (c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded,
(d) extraordinary gains and losses shall be excluded.

     "Corporate Services Fees" means fees paid pursuant to the Subsidiary Corporate Services Agreements and the Company Corporate Services Agreement for actual services rendered in an amount not to exceed the amount that would be payable to unaffiliated third parties for such services.

     "Credit Facility" means any credit facility entered into by the Company or a Restricted Subsidiary of the Company to provide financing for general corporate purposes, including acquisitions, capital expenditures and working capital financing for the Company or such Restricted Subsidiary. All such Credit Facilities are collectively referred to as the "Credit Facilities."

     "Designated Senior Indebtedness," as to the Company or any Guarantor, as the case may be, means any Senior Indebtedness (a) under the Credit Facilities and (b) which at the time of determination exceeds $10 million in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility.

     "Disqualified Capital Stock" means any Capital Stock of the Company or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Debt. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any Preferred Stock of a Restricted Subsidiary of the Company and (ii) any Preferred Stock of the Company, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Restricted Subsidiary or the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes; provided, however, that Preferred Stock of the Company or any Restricted Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Stock in the event of a change of control of the Company or Restricted Subsidiary, which provisions have substantially the same effect as the provisions of the Indenture described under "-- Change of Control Offer," shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

     "EBITDA" means, for any Person, for any period, an amount equal to (a) the sum of (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period (but only including Redeemable Dividends in the calculation of such Consolidated Interest Expense to the extent that such Redeemable Dividends have not been excluded in the calculation of Consolidated Net Income), plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period, minus (b) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP, except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only; and provided, however, that, for purposes of calculating EBITDA during any fiscal quarter, (A) cash income from a particular Investment of such Person shall be included only (x) if cash income has been received by such Person with respect to such Investment during each of the previous four fiscal quarters, or (y) if the cash income derived from such Investment is attributable to Temporary Cash Investments and (B) EBITDA shall be reduced by any amounts paid by the Company pursuant to the Corporate Services Agreements but only to the extent not already reducing Consolidated Net Income.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fixed Charge Coverage Ratio" of any Person means, with respect to any determination date, the ratio of (i) EBITDA for such Person's prior four full-fiscal quarters for which financial results have been reported prior to the determination date to (ii) Consolidated Fixed Charges of such Person for such period.

     "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

     "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person (and "incurrence," "incurred," "incurable," and "incurring" shall have meanings correlative to the foregoing); provided, that a change in

GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

     "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (provided, however, that if such obligation or obligations shall not have been assumed, the amount of such indebtedness shall be deemed to be the lesser of the principal amount of the obligation or the fair market value of the pledged property or assets), (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (provideds that in the case of any such letters of credit, the items for which such letters of credit provide credit support are those of other Persons which would be included within this definition for such other Persons), (v) in the case of the Company, Disqualified Capital Stock of the Company or any Restricted Subsidiary thereof, and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the Company or any Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

     "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

     "Investments" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business or acquired as part of the assets acquired by the Company in connection with an acquisition of assets which is otherwise permitted by the terms of the Indenture), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in, any Person or transfers of property or assets to any Affiliate other than sales of assets or payment for services rendered in the ordinary course of business consistent with past practice. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

     "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

     "Lien" means with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

     "Net Proceeds" means (a) in the case of any sale of Capital Stock by the Company, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the board of directors, at the time of receipt) and (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith).

     "Non-Payment Event of Default" means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

     "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the Indenture.

     "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on or any other amount payable in connection with Designated Senior Indebtedness.

     "Permitted Holders" means (i) any Affiliate of the Company, and (ii) Robert
F. Stowe, his children or other lineal descendants (whether adoptive or biological), probate estate of any such individual, and any trust, so long as one or more of the foregoing individuals is the beneficiary thereunder, and any other corporation, partnership or other entity all of the shareholders, partners, members or owners of which are any of the foregoing.

     "Permitted Indebtedness" means:

          (i) Indebtedness of the Company or any Restricted Subsidiary arising under or in connection with a Credit Facility in an amount not to exceed in the aggregate with Indebtedness under any other Credit Facility of the Company or any Restricted Subsidiary the greater of (a) $25 million less any mandatory prepayments actually made thereunder (to the extent, in the case of payments of revolving credit indebtedness, that the corresponding commitments have been permanently reduced) or scheduled payments actually made thereunder or (b) the sum of (x) 85% of consolidated accounts receivable of the Company and its Subsidiaries and (y) 50% of consolidated inventory of the Company and its Subsidiaries;

          (ii) Indebtedness under the Notes and the Guarantees offered pursuant to this Prospectus;

          (iii) Indebtedness not covered by any other clause of this definition which is outstanding on the date of the Indenture;

          (iv) Indebtedness of the Company to any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary;

          (v) Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property in the ordinary course of business which Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed $5 million;

          (vi) Interest Rate Agreements;

          (vii) additional Indebtedness of the Company not to exceed $20 million in principal amount outstanding at any time; and

          (viii) Refinancing Indebtedness.

     "Permitted Investments" means, for any Person, Investments made on or after the date of the Indenture consisting of

          (i) Investments by the Company, or by a Restricted Subsidiary thereof, in the Company or a Restricted Subsidiary;

          (ii) Temporary Cash Investments;

          (iii) Investments by the Company, or by a Restricted Subsidiary thereof, in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary thereof; and

          (iv) reasonable and customary loans made to employees not to exceed $1 million in the aggregate at any one time outstanding; and

          (v) an Investment that is made by the Company or a Restricted Subsidiary thereof in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under the covenant described under "-- Certain
     Covenants -- Limitation on Certain Asset Sales"; and any Investment existing on the Issue Date.

     "Permitted Junior Securities" means debt or equity securities of the Company or any Guarantor or any successor corporation provided for by a plan of reorganization or readjustment that are subordinated to the Notes and the Guarantees at least to the same extent that the Notes and the Guarantees are subordinated to the payment of all Senior Indebtedness then outstanding.

     "Permitted Liens" means (i) Liens on Property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Restricted Subsidiaries, provided that such Liens are not incurred in connection with, or in contemplation of, such corporation becoming a Restricted Subsidiary of the Company or merging into the Company or any of its Restricted Subsidiaries, (ii) Liens securing Refinancing Indebtedness, provided that any such Lien does not extend to or cover any Property, shares or debt other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended, (iii) Liens in favor of the Company or any of its Restricted Subsidiaries, (iv) Liens securing industrial revenue bonds, (v) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item, (vi) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor, (vii) other

Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $1,000,000 in the aggregate at any one time outstanding, (viii) any extensions, substitutions, replacements or renewals of the foregoing, (ix) Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings, (x) easements or minor defects or irregularities in title and other similar charges or encumbrances on Property not interfering in any material respect with the use of such property by the Company or any Restricted Subsidiary (xi) customary deposit arrangements entered into in connection with acquisitions (xii) Liens securing Capital Lease Obligations permitted to be incurred under clause (v) of the definition of "Permitted Indebtedness," provided that such Lien does not extend to any property other than that subject to the underlying lease and (xiii) Liens securing Indebtedness of the Company or any Restricted Subsidiary under a Credit Facility.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

     "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

     "Public Equity Offering" means a public offering by the Company of shares of its common stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such common stock.

     "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

     "Redeemable Dividend" means, for any dividend or distribution with regard to Disqualified Capital Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Capital Stock.

     "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends any Indebtedness of the Company or its Restricted Subsidiaries outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to the terms of the Indenture, but only to the extent that (i) the Refinancing Indebtedness is subordinated to the Notes or the Guarantees, as the case may be, to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all, (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Notes, (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Subsidiary of the Company; provided, however, that subclauses (ii) and (iii) of this definition will not apply to any refunding or refinancing of any Indebtedness under a Credit Facility.

     "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Capital Stock), and (y) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly-Owned Subsidiary of the Company), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Restricted Subsidiaries (other than Capital Stock owned by the Company or a Wholly-Owned Subsidiary of the Company, excluding Disqualified Capital Stock), (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment, (v) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary on the basis of the Investment by the Company therein, (vi) forgiveness of any Indebtedness of an Affiliate of the Company to the Company or a Restricted Subsidiary and (vii) the payment of Corporate Services Fees. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value (as determined in good faith by the board of directors of the Company, as evidenced by a board resolution).

     "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The Board of Directors of the Company may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant.

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of the Company of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

     "Senior Indebtedness" means the principal of and premium, if any, and interest on, and any and all other fees, expense reimbursement obligations and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with (a) all Indebtedness of the Company or any Restricted Subsidiary owed to lenders under the Credit Facilities, (b) all obligations of the Company or any Restricted Subsidiary with respect to any Interest Rate Agreement, (c) all obligations of the Company or any Restricted Subsidiary to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments, (d) all other Indebtedness of the Company or any Restricted Subsidiary which does not provide that it is to rank pari passu with or subordinate to the Notes and the Guarantees, and (e) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Indebtedness described above. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (i) Indebtedness of the Company to any of its Subsidiaries,
(ii) Indebtedness represented by the Notes and the Guarantees, (iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Indebtedness, (iv) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business, or (v) Indebtedness incurred in violation of the Indenture.

     "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries, or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes.

     "Subsidiary Corporate Services Agreements" means (i) the corporate services agreement effective as of July 1, 1996 between UpRight and Griffin and (ii) the corporate services agreement effective as of July 1, 1996 between Horizon and Griffin, each as in effect on the Issue Date and each of which expired on June 29, 1997.

     "Temporary Cash Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase, (ii) Investments in certificates of deposit issued by a bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500,000,000 and rated at least A by Standard & Poor's Corporation and A-2 by Moody's Investors Service, Inc., maturing within 365 days of purchase, or (iii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (i) and
(ii).

     "Unrestricted Subsidiary" means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of the Company which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Company; provided that a Subsidiary organized or acquired after the Issue Date may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with the covenant set forth under "-- Certain Covenants -- Limitation on Restricted Payments." The Trustee shall be given prompt notice by the Company of each resolution adopted by the Board of Directors of the Company under this provision, together with a copy of each such resolution adopted.

     "Wholly-Owned Subsidiary" means any Restricted Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

BOOK-ENTRY; DELIVERY AND FORM

     The Original Notes were issued in the form of one Note certificate (the "Original Global Note"). Except for Exchange Notes issued to Non-Global Purchasers (as defined below), the Exchange Notes will be issued in the form of one or more Global Notes (collectively, the "Exchange Global Note" and, collectively with the Original Global Note, the "Global Notes"). The Original Global Note was deposited on the date of the closing of the sale of the Original Notes, and the Exchange Global Note will be deposited on the date of the closing of the Exchange Offer, with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee.

  Depository Procedures

     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

     DTC has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes, see "-- Exchange of Book-Entry Notes for Certificated Notes."

     Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

     Payments in respect of the principal of (and premium, if any) and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Initial Purchasers, the Trustee or any agent of the Company, the Initial Purchasers or the Trustee has or will have any responsibility or liability for (i) any aspect or accuracy of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes, or (ii) any other matter relating to the actions and practices of DTC or any of the Participants or the Indirect Participants.

     DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of the Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Global Notes for all purposes.

     Interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and the Participants.

     Transfers between Participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds. Transfers between accountholders in Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if any of the events described under "-- Exchange of Book Entry Notes for Certificated Notes" occurs, DTC reserves the right to exchange the Global Notes (in the case of the Exchange Global Note) for legended Notes in certificate form and to distribute such Notes to its Participants.

     The information in this section concerning DTC and its book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among accountholders in DTC, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee nor any agent of the Company or the Trustee will have any responsibility for the performance by DTC or its respective participants, indirect participants or accountholders, of their respective obligations under the rules and procedures governing their operations.

  Exchange of Book-Entry Notes for Certificated Notes

     A Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depository for the Global Note and the Company thereupon fails to appoint a successor depository or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain federal income tax considerations for holders who elect to exchange their Original Notes for Exchange Notes in the Exchange Offer. This summary is for general information purposes only and does not address any state, local or foreign tax consequences of the Exchange Offer nor specific federal income tax aspects of the Exchange Offer which may be relevant to certain holders such as foreign persons, financial institutions, broker-dealers, tax-exempt organizations or insurance companies. THEREFORE, EACH HOLDER OF A NOTE SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING HIS OR HER ORIGINAL NOTES FOR EXCHANGE NOTES IN THE EXCHANGE OFFER.

     Under current provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and current judicial authority and administrative rulings and practice, an exchange of the debt instrument of an issuer for a new debt instrument of the issuer will be treated as an "exchange" for federal income tax purposes if the new debt instrument differs materially either in kind or in extent from the old debt instrument. Because the Exchange Notes are substantially identical to the Original Notes and because the Exchange Offer was contemplated by the Indenture pursuant to which the Original Notes were sold, the Exchange Notes and Original Notes should not be considered to differ materially either in kind or in extent and, accordingly, the consummation of the Exchange Offer should not constitute an "exchange" for federal income tax purposes. Therefore, for federal income tax purposes, no gain or loss should be recognized by the holder on the exchange of an Original Note for an Exchange Note, the holder's adjusted tax basis in the Exchange Note should be the same as his or her basis in the Original Note and the holding period for the Exchange Note should be the same as the holding period for the Original Note.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will use reasonable efforts to make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale; provided that such broker-dealer indicates in the Letter of Transmittal that it is a broker-dealer. In addition, until January 20, 1997, all broker-dealers effecting transactions in the Exchange Notes may be required to deliver a Prospectus. See "The Exchange Offer -- Purpose and Effects of the Exchange Offer."

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such broker-dealer. If the Company gives any such notice to suspend the use of the Prospectus, it shall extend the 180-day period referred to above by the number of days during the period from and including the date of the giving of such notice up to and including when broker-dealers have received copies of the supplemented or amended Prospectus necessary to permit resales of Exchange Notes.

     The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements of the Company for each of the three fiscal years in the period ended June 29, 1997 included in this Prospectus have been audited by Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation, Los Angeles, California, independent auditors, as stated in their report included herein, and have been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                      NUMBER
                                                                                      ------
Independent Auditors' Report........................................................    F-2
Consolidated Balance Sheets -- June 30, 1996 and June 29, 1997......................    F-3
Consolidated Statements of Operations -- Years Ended July 2, 1995, June 30, 1996 and
  June 29, 1997.....................................................................    F-4
Consolidated Statements of Stockholder's Equity -- Years Ended July 2, 1995, June
  30, 1996 and June 29, 1997........................................................    F-5
Consolidated Statements of Cash Flows -- Years Ended July 2, 1995, June 30, 1996 and
  June 29, 1997.....................................................................    F-6
Notes to Consolidated Financial Statements..........................................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of W.R. Carpenter North America, Inc.
Selma, California

     We have audited the consolidated balance sheets of W.R. Carpenter North America, Inc. and subsidiaries as of June 29, 1997 and June 30, 1996 and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended June 29, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W.R. Carpenter North America, Inc. and subsidiaries as of June 29, 1997 and June 30, 1996 and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1997 in conformity with generally accepted accounting principles.

                                          PANNELL KERR FORSTER
                                          Certified Public Accountants
                                          A Professional Corporation

Los Angeles, California
August 29, 1997

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT PAR VALUE)

                                                                          JUNE 30,     JUNE 29,
                                                                            1996         1997
                                                                          --------     --------
                                            ASSETS
Current assets
  Cash and cash equivalents.............................................  $ 11,164     $ 77,345
  Accounts receivable (net of allowance for doubtful accounts of $287
     and $364, respectively)............................................    15,593       23,591
  Inventories...........................................................    15,301       16,833
  Prepaid expenses and other............................................     1,753        1,773
  Deferred income taxes.................................................     1,003        1,091
                                                                           -------     --------
     Total current assets...............................................    44,814      120,633
Property, plant and equipment, net......................................    30,816       42,143
Other assets............................................................       355        5,049
                                                                           -------     --------
          Total assets..................................................  $ 75,985     $167,825
                                                                           =======     ========

                             LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable......................................................  $ 10,786     $ 11,585
  Accrued wages and employee benefits...................................     2,145        2,224
  Accrued interest......................................................     1,684          953
  Other accrued expenses................................................     3,664        6,196
  Current portion of long-term debt.....................................     4,351          840
  Revolving line of credit..............................................       844           --
  Note payable -- related party.........................................    13,463           --
                                                                           -------     --------
          Total current liabilities.....................................    36,937       21,798
Senior Subordinated Notes Payable.......................................        --      104,523
Long-term debt, net of current portion..................................    18,341        8,521
Other long-term liabilities.............................................     2,534        3,817
Deferred income taxes...................................................     1,104        2,135
                                                                           -------     --------
     Total liabilities..................................................    58,916      140,794
                                                                           -------     --------
Commitments and contingencies
Stockholder's equity
  Common stock, Class A, $1 par value; 70 shares authorized, 55 shares
     issued and outstanding.............................................        55           55
  Common stock, Class B, $1 par value; 35 shares authorized, 5 shares
     issued and outstanding.............................................         5            5
  Preferred stock, $1 par value; 25 shares authorized, issued and
     outstanding........................................................        25           25
  Additional paid-in capital............................................     8,767        8,767
  Cumulative currency translation adjustment (CTA)......................     2,084        2,084
  Retained earnings (on July 3, 1994 a deficit of $31,395 was eliminated
     due to a subsidiary's quasi-reorganization)........................     6,133       16,095
                                                                           -------     --------
                                                                            17,069       27,031
                                                                           -------     --------
          Total liabilities and stockholder's equity....................  $ 75,985     $167,825
                                                                           =======     ========

              See notes to the consolidated financial statements.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER-SHARE DATA)

                                                                         YEARS ENDED
                                                              ---------------------------------
                                                              JULY 2,     JUNE 30,     JUNE 29,
                                                               1995         1996         1997
                                                              -------     --------     --------
Revenues
  Equipment sales
     New....................................................  $64,891     $ 94,592     $113,867
     Used...................................................    2,445        2,450        2,589
  Rental and services.......................................   17,821       20,861       23,448
                                                              -------     --------     --------
          Total revenues....................................   85,157      117,903      139,904
                                                              -------     --------     --------
Cost of Revenues
  Equipment sales
     New....................................................   44,514       62,750       78,712
     Used...................................................    1,119        1,170        1,257
  Rental and services.......................................   12,584       14,718       14,346
                                                              -------     --------     --------
          Total cost of revenues............................   58,217       78,638       94,315
                                                              -------     --------     --------
Gross profit
  Equipment sales
     New....................................................   20,377       31,842       35,155
     Used...................................................    1,326        1,280        1,332
  Rental and services.......................................    5,237        6,143        9,102
                                                              -------     --------     --------
          Total gross profit................................   26,940       39,265       45,589
                                                              -------     --------     --------
Operating expenses
  Selling, general and administrative.......................   13,982       15,124       18,117
  Product liability.........................................    2,094        3,015        3,115
  Research and development..................................    1,817        2,865        4,281
                                                              -------     --------     --------
          Total operating expenses..........................   17,893       21,004       25,513
                                                              -------     --------     --------
Income from operations......................................    9,047       18,261       20,076
Other income (expense)
  Interest expense, net.....................................   (2,566)      (2,907)      (3,983)
  Other expense.............................................     (186)        (539)          --
                                                              -------     --------     --------
Income before income taxes..................................    6,295       14,815       16,093
Provision for income taxes..................................    2,608        6,047        6,131
                                                              -------     --------     --------
Net income..................................................  $ 3,687     $  8,768     $  9,962
                                                              =======     ========     ========
Net income per common share.................................  $    61     $    146     $    166
                                                              =======     ========     ========
Weighted average number of common shares....................   60,000       60,000       60,000
                                                              =======     ========     ========

              See notes to the consolidated financial statements.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
           YEARS ENDED JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                                 (IN THOUSANDS)

                                                                                                RETAINED
                                    COMMON STOCK     PREFERRED STOCK    ADDITIONAL              EARNINGS         TOTAL
                                  ----------------   ----------------    PAID-IN              (ACCUMULATED   STOCKHOLDER'S
                                  SHARES   AMOUNTS   SHARES   AMOUNTS    CAPITAL      CTA       DEFICIT)        EQUITY
                                  ------   -------   ------   -------   ----------   ------   ------------   -------------
Balance, July 3, 1994...........    60       $60       25       $25       $8,767     $2,081     $ (6,322)       $ 4,611
  Net income....................    --        --       --        --           --         --        3,687          3,687
                                    --                 --
                                             ---                ---       ------     ------      -------        -------
Balance, July 2, 1995...........    60        60       25        25        8,767      2,081       (2,635)         8,298
  CTA...........................    --        --       --        --           --          3           --              3
  Net income....................    --        --       --        --           --         --        8,768          8,768
                                    --                 --
                                             ---                ---       ------     ------      -------        -------
Balance, June 30, 1996..........    60        60       25        25        8,767      2,084        6,133         17,069
  Net Income....................    --        --       --        --           --         --        9,962          9,962
                                    --                 --
                                             ---                ---       ------     ------      -------        -------
Balance, June 29, 1997..........    60       $60       25       $25       $8,767     $2,084     $ 16,095        $27,031
                                    ==       ===       ==       ===       ======     ======      =======        =======

              See notes to the consolidated financial statements.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     YEARS ENDED
                                                                            -----------------------------
                                                                            JULY 2,   JUNE 30,   JUNE 29,
                                                                             1995       1996       1997
                                                                            -------   --------   --------
Cash flows from operating activities
  Net income..............................................................  $ 3,687   $  8,768   $  9,962
                                                                             ------    -------    -------
  Adjustments to reconcile net income to net cash provided (used) by operating activities
     Depreciation and amortization........................................    3,579      4,434      5,804
     Gain on disposition of property, plant and equipment.................   (1,341)    (1,426)    (1,380)
     Changes in operating assets and liabilities
       Accounts receivable................................................   (1,654)    (3,167)    (7,771)
       Current portion of net investment in lease.........................       30         --         --
       Inventories........................................................    2,930     (5,331)    (1,001)
       Prepaid expenses and other assets..................................     (381)        13        (20)
       Deferred income taxes, net.........................................    2,337      4,646        943
       Accounts payable...................................................      492        733       (339)
       Accrued expenses...................................................   (4,091)     2,605      1,880
       Other, net.........................................................      (56)     1,119     (2,626)
                                                                             ------    -------    -------
          Total adjustments...............................................    1,845      3,626     (4,510)
                                                                             ------    -------    -------
          Net cash provided by operating activities.......................    5,532     12,394      5,452
                                                                             ------    -------    -------
Cash flows from investing activities
  Additions to property, plant and equipment..............................   (7,155)   (11,549)   (12,356)
  Proceeds from disposition of assets.....................................    2,486      2,678      2,453
  Increase in notes and contracts receivable..............................     (177)        --         --
  Acquisitions, net of cash acquired......................................       --         --     (2,174)
                                                                             ------    -------    -------
          Net cash used by investing activities...........................   (4,846)    (8,871)   (12,077)
                                                                             ------    -------    -------
Cash flows from financing activities
  Proceeds from long-term debt............................................   14,514      9,248     29,784
  Repayment of long-term debt.............................................   (5,006)    (3,876)   (48,034)
  Proceeds from senior subordinated notes.................................       --         --    104,519
  Repayment of note payable -- related party..............................   (7,177)    (2,045)   (13,463)
                                                                             ------    -------    -------
          Net cash provided by financing activities.......................    2,331      3,327     72,806
                                                                             ------    -------    -------
Net increase in cash and cash equivalents.................................    3,017      6,850     66,181
Cash and cash equivalents at beginning of year............................    1,297      4,314     11,164
                                                                             ------    -------    -------
Cash and cash equivalents at end of year..................................  $ 4,314   $ 11,164   $ 77,345
                                                                             ======    =======    =======
Supplemental disclosure of cash flow information:
  Cash used for interest payments.........................................  $ 3,541   $  2,089   $  4,777
                                                                             ======    =======    =======
  Cash used for income tax payments.......................................  $ 2,273   $  4,537   $  3,599
                                                                             ======    =======    =======

 See note 18 for additional supplemental information to consolidated statements of cash flows.

              See notes to the consolidated financial statements.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

NOTE 1 -- THE COMPANY

     W.R. Carpenter North America, Inc. (the Company), incorporated in 1975 under the laws of Delaware, serves as the holding company for its operating subsidiaries UpRight, Inc. (UpRight) and Horizon High Reach, Inc. (Horizon).

     UpRight was incorporated in California in 1947, and its stock was publicly traded from 1980 until 1988 when it was acquired by an affiliate of the Company. In 1988, through a corporate reorganization, UpRight became a wholly-owned subsidiary of the Company. Prior to 1989, Horizon was an independent company in the business of renting and selling aerial work equipment in Southern California. In 1989, UpRight acquired the assets of Horizon which were merged into the retail division of UpRight's North American Operations. In 1994, Horizon became a separate, wholly-owned subsidiary of the Company. Although Horizon is a distributor for UpRight products, the two companies have separate management and operate on an independent basis.

     UpRight is a leading manufacturer of aerial work platforms. Sales are made principally to independent distributors who rent and sell UpRight's products to a broad customer base, which includes end users in the industrial, commercial, institutional and construction markets.

     The aerial work platform industry is highly competitive. In selling its aerial work platform products, UpRight experiences two principal types of competition: from other manufacturers and from alternative equipment. UpRight competes in the aerial work platform industry primarily with several other manufacturers. Certain of UpRight's competitors are part of, or are affiliated with, companies that are larger and have greater financial resources than UpRight.

     The principal customers for UpRight's new equipment are independent equipment distributors that primarily rent UpRight's products and provide service support to equipment users. In recent years, there has been substantial consolidation in ownership among rental companies, including certain UpRight customers, resulting in a more limited number of major customers comprising a substantial portion of total revenue.

     Horizon is a leading industrial equipment rental, sales and service equipment company serving a diverse range of customers from 14 domestic locations. Horizon's rental fleet consists primarily of aerial work platforms, portable lift products, self-propelled scissor lift and boom products, and forklifts. Horizon rents equipment on a daily, weekly and monthly basis and, occasionally, for longer periods. Horizon is also a distributor of new equipment for several leading manufacturers and sells used equipment from its rental fleet, in addition to complementary parts, supplies and accessories.

     Horizon is a distributor for UpRight products in most of Horizon's designated market areas. The equipment in Horizon's existing rental fleet consists of scaffold, UpRight lifts, scissors, boom lifts, and other lift products. Horizon also represents various product lines for other manufacturers. Horizon's corporate headquarters are located in Fresno, California.

     Horizon's competitors include national and multiregional companies, regional competitors that operate in a small number of states, small independent businesses with one or a few rental locations, and equipment vendors and dealers which both sell and rent equipment directly to end users.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, UpRight and Horizon. In consolidation, all significant intercompany balances and transactions are eliminated.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

  Cash Flows

     For purposes of the statement of cash flows, the Company considers all cash investments and related deposits purchased with a maturity of three months or less to be cash equivalents.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual future results could differ from those estimates.

  Revenue recognition

     The Company's subsidiaries recognize revenue from equipment sales upon shipment. Revenue from rentals is recognized ratably over the term of the rental contract.

  Inventories

     Inventories are valued at the lower of cost, using the first-in, first-out
(FIFO) method, or market.

  Property, plant and equipment

     Property, plant and equipment are stated at cost. When units of property are disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations for the period. Sales of rental equipment are reflected as used equipment sales in the accompanying consolidated financial statements. Cost of used sales consists of the net book value of the equipment sold plus costs directly associated with the sale. (See Note 6 regarding assets acquired through acquisition.)

     Depreciation is computed using the straight-line method over the following estimated useful lives of the assets, as follows:

            Building and improvements..............................  5 - 30 years
            Machinery and equipment................................  3 - 10 years
            Rental equipment.......................................  3 - 10 years

     Expenditures for ordinary repairs and maintenance are charged to operations; betterments are capitalized.

  Goodwill

     Goodwill represents the excess purchase price paid over the fair market value of the assets of a company acquired by Horizon. Goodwill is being amortized over 10 years on a straight-line basis.

  Debt issue costs

     Debt issue costs are amortized on a straight-line basis over the term of the related debt.

  Foreign currency translation

     Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using prevailing rates of exchange. Gains and losses on foreign currency translation from operations for which the functional currency is other than the U.S. dollar, together with related tax effects, are reported in the stockholder's

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

equity. For foreign operations for which the U.S. dollar is the functional currency, gains and losses resulting from converting foreign currency assets and liabilities to U.S. dollars are included in trading revenue.

  Income taxes

     The Company files a consolidated tax return with its subsidiaries. Current and deferred taxes are recorded for differences in the timing of the recognition of revenues and expenses for financial reporting and income tax purposes. Deferred taxes result primarily from the use of accelerated depreciation methods for income tax purposes, timing in the deduction of state income taxes, capitalization of certain costs in inventories for tax purposes, and differences in the recognition of certain accruals for tax and financial statement purposes.

  Net income per share

     Net income per share is computed using the weighted average number of shares outstanding of common stock.

  Fiscal year

     The fiscal year of the Company ends on the Sunday nearest to June 30.

  Reclassifications

     Certain reclassifications have been made to the 1996 financial statements to conform to the current year presentation.

NOTE 3 -- INVENTORIES

     Inventories consist of the following:

                                                                    1996        1997
                                                                   -------     -------
        Finished goods...........................................  $ 6,374     $ 4,269
        Work-in-progress.........................................      862         979
        Raw materials............................................    8,065      11,585
                                                                   -------     -------
                                                                   $15,301     $16,833
                                                                   =======     =======

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                   1996         1997
                                                                 --------     --------
        Land...................................................  $    105     $    105
        Building and improvements..............................     4,784        7,503
        Machinery and equipment................................    19,010       24,252
        Rental equipment.......................................    28,247       34,238
                                                                 --------     --------
                                                                   52,146       66,098
        Less accumulated depreciation..........................   (21,330)     (23,955)
                                                                 --------     --------
                                                                 $ 30,816     $ 42,143
                                                                 ========     ========

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

NOTE 5 -- OTHER ASSETS

     Other assets consist of the following:

                                                                     1996       1997
                                                                     -----     ------
        Debt issue costs...........................................  $  --     $4,422
        Goodwill...................................................     --        881
        Organization costs.........................................    457        457
        Deposits...................................................     42         64
        Other......................................................     25         25
                                                                     -----     ------
                                                                       524      5,849
        Less accumulated amortization..............................   (169)      (310)
                                                                     -----     ------
                                                                       355      5,539
        Less: Current portion (included in "Prepaid and other"
          current assets)..........................................     --       (490)
                                                                     -----     ------
        Other assets, net..........................................  $ 355     $5,049
                                                                     =====     ======

NOTE 6 -- ACQUISITIONS

     During fiscal 1997, Horizon acquired certain assets and liabilities of a forklift sales, rental and repair company in California and certain assets of an aerial lift rental and sales company in New Jersey amounting to $577 and $1,854 respectively. The excess of cost over management's estimated fair value of the net assets acquired (such assets consisted primarily of inventory of $531, accounts receivable of $227, and rental equipment of $1,673) totaling $881 related to these acquisitions has been allocated to goodwill and classified under other assets in the balance sheet.

     The acquisition of these assets was financed as follows (in thousands):

        Cash payments and/or expenses, net of cash acquired.................  $2,174
        Amounts payable to sellers..........................................     240
        Other liabilities assumed...........................................     898
                                                                              ------
                  Total value of assets acquired............................  $3,312
                                                                              ======

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

NOTE 7 -- LEASE OBLIGATIONS

     The Company's subsidiaries lease certain office and operating facilities and certain machinery and equipment under operating leases. The Company's subsidiaries also have capital lease obligations for manufacturing equipment, computers and other equipment. The following table sets forth future minimum principal payments under capital lease arrangements and minimum payments under operating lease arrangements:

                                                                   CAPITAL     OPERATING
                                                                   LEASES       LEASES
                                                                   -------     ---------
        1998.....................................................  $   846      $ 1,332
        1999.....................................................      757          999
        2000.....................................................      758          784
        2001.....................................................      658          493
        2002.....................................................      322          402
        Thereafter...............................................       --          756
                                                                    ------       ------
        Total future minimum lease payments......................    3,341      $ 4,766
                                                                                 ======
        Less amount representing interest........................      609
                                                                    ------
        Present value of future minimum lease payments...........  $ 2,732
                                                                    ======

     Rent expense under operating leases was $744, $1,021 and $1,324 in fiscal years 1995, 1996 and 1997, respectively.

     Assets held under capital leases are included in property, plant and equipment in the amounts of $5,148 and $2,985, and related accumulated depreciation of $636 and $548 for 1996 and 1997, respectively.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

NOTE 8 -- LONG-TERM DEBT AND CREDIT FACILITIES

     Long-term debt consists of the following:

                                                                           1996      1997
                                                                          -------   ------
    Capital lease obligations due in monthly installments of various amounts, with imputed interest at various rates per annum due at
      various dates through March 2002..................................  $ 3,727   $2,732
    Variable interest bonds (ranging from 7% to 11%), secured by deed of trust and equipment due in monthly installments of varying amounts
      through September 2014............................................    4,419    6,604
    $6,000 equipment term note, interest at the bank's prime lending rate plus .5 percent (8.75 percent at June 30, 1996), payable in monthly principal installments of $83 plus interest through August
      2000..............................................................    4,167       --
    A $5,600 term commitment, interest at the bank's prime lending rate plus .5 percent, payable in monthly principal installments of $93
      plus interest through July 2000...................................    4,317       --
    A $750 term note, interest at the bank's prime lending rate plus .5 percent, payable in monthly principal installments of $31 plus
      interest through August 1996......................................       62       --
    A $6,000 equipment line of credit, interest at the bank's prime lending rate, payable in monthly interest-only payments, with the
      entire principal due on July 15, 1996.............................    6,000       --
    Other...............................................................       --       25
                                                                          -------   ------
                                                                           22,692    9,361
    Less current portion................................................    4,351      840
                                                                          -------   ------
                                                                          $18,341   $8,521
                                                                          =======   ======

     On October 27, 1994, the Company's UpRight subsidiary finalized a bonds payable agreement with the Community Redevelopment Agency (Agency) of the City of Selma, California, for purchases of buildings, equipment and tooling. For the fiscal years ended June 30, 1996 and June 29, 1997, respectively, the Company received $2,404 and $2,393 in bond proceeds, and made principal payments of $173 and $186 on the bonds. The total value of bond funds was $7,870, of which $750 is to remain undisbursed as bond reserves remaining with the Agency and unavailable for UpRight's use through the entire term of the bond agreement. As of June 30, 1996, $3,143 remained undisbursed, and as of June 29, 1997, $750 was undisbursed and remained as bond reserves with the Agency. As of June 30, 1996 and June 29, 1997, the bonds payable had outstanding balances of $4,419 and $6,604, respectively, included on the Long-term debt and credit facilities schedule above as Variable interest bonds.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

     The following is a five year maturity schedule for long-term debt (excluding capital leases -- see note 7 and senior subordinated notes -- see note 9).

            1998.......................................................  $ 1,001
            1999.......................................................    1,020
            2000.......................................................    1,035
            2001.......................................................    1,026
            2002.......................................................    1,014
            Thereafter (2003 to 2014)..................................   10,472
                                                                         -------
                                                                          15,568
            Less amount representing bond interest.....................    8,189
                                                                         -------
            Gross present value........................................    7,379
            Bond reserve remaining with Agency.........................      750
                                                                         -------
            Net present value..........................................  $ 6,629
                                                                         =======

     On October 27, 1994, UpRight also entered into an agreement with the City of Selma (City) to develop and improve certain of the City's real property infrastructure. The improvements project was financed by the issuance of Limited Obligation Improvement Bonds for Assessment District No. 1994-1 (District). The total project cost, including aggregate bond fees of $504, was not to exceed $1,400. As of June 30, 1996, the Company has received in the form of bond financing a total of $1,400. The improvements, upon completion, were acquired from UpRight by the City. UpRight is obligated for future property tax assessments to the District in amounts sufficient to repay the bonds. The bonds call for bi-annual payments of varying amounts at an interest rate of 7.5 percent through December 2014.

     On November 9, 1994, Upright entered into a line of credit agreement with a certain bank. The revolving line of credit is not to exceed the principal amount of $2,000, with a variable interest rate tied to the bank's prime rate. A nonrevolving line of credit totaling $750 with interest at prime plus one quarter was due in sixty monthly payments through December 31, 2001. Both lines of credit expired December 31, 1996 and had outstanding balances at June 30, 1996 and June 29, 1997 of zero. This line of credit represents a credit facility in addition to the Company's long-term debt included on the schedules noted above.

     On October 16, 1996, Upright entered into a revolving loan agreement with a financial institution which allows it to borrow in amounts in the aggregate not to exceed $4,000. Interest accrues on amounts borrowed at a fixed or variable rate, at Upright's option, of 2.25% per annum in excess of the lender's adjusted London Interbank Offered Rate ("LIBOR") rate for the interest period at the lender's reference rate, respectively. The loan is payable in monthly installments and matures on December 30, 1998. As of June 29, 1997 total borrowings were zero and available funds were $4,000. This loan agreement represents a credit facility in addition to the Company's long-term debt included on the schedules noted above.

     On August 28, 1995, UpRight entered into loan agreements with finance companies for the purchase of new equipment and tooling. Total funds of $5,000 are available through June 30, 1997 with five year payment terms, due in sixty
(60) monthly installments, each payable in arrears and with a range of 2.0977% to 2.1046% of the loan amounts. As of June 30, 1996, and June 29, 1997 total borrowings were $1,191 and zero and available funds were $3,809 and $5,000, respectively. The loan agreement was not renewed in fiscal year 1998. As of June 29, 1997, this loan agreement represents a credit facility in addition to the Company's long-term debt included on the schedules noted above; however, as of June 30, 1996, borrowings of $1,191 are included on the above Long-term debt and credit facility schedule as part of the capital lease obligations total of $3,727.

     Horizon has a revolving line of credit with a bank allowing it to borrow up to $3,000, not to exceed 80% of eligible receivables plus 25% of its inventory. Interest accrues at the bank's prime lending rate (8.25% and

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

8.5% at June 30, 1996 and June 29, 1997, respectively). As of June 30, 1996 and June 29, 1997 the revolving line of credit had outstanding balances of $844 and zero, respectively. This revolving line of credit is reflected on the face of the Consolidated Balance Sheets with balances of $844 and zero as of June 30, 1996 and June 29, 1997, respectively.

     The notes and revolving line of credit of Horizon totaling $15,390 at June 30, 1996 were secured by the assets of Horizon and were subject to financial covenants pursuant to the terms of the debt agreements. These covenants included tangible net worth, debt service ratio and current ratio as defined, among others. During fiscal year 1996, Horizon was out of compliance with the debt to tangible net worth covenant. However, at June 30, 1996 Horizon was in compliance with bank covenants, and there were no instances of noncompliance during fiscal year 1997. The bank waived instances of noncompliance and as of June 29, 1997, the notes and line have been repaid. The Company and Upright were not subject to compliance with Horizon's bank debt covenant agreement.

NOTE 9 -- SENIOR SUBORDINATED NOTES

     On June 4, 1997, the Company filed a private placement offering of $105,000, 10.625 percent senior subordinated notes due in 2007 (the Notes). The Notes are guaranteed by the subsidiaries and are subordinated to all senior indebtedness of the subsidiaries. The notes are reflected in the accompanying balance sheet net of unamortized discount of $477. The effective interest rate is approximately 10.68%.

     The Company applied the net proceeds to repay the outstanding indebtedness and various term loans of the subsidiaries, finance capital expansion programs, and fund acquisitions in complementary businesses.

     The terms of the Notes contain covenants that, among other things, restrict the ability of the Parent and its subsidiaries (including the Company) to (i) incur additional indebtedness; (ii) pay dividends and make distributions; (iii) issue stock of subsidiaries; (iv) make certain investments; (v) repurchase stock; (vi) create liens; (vii) enter into transactions with affiliates; (viii) enter into sale and leaseback transactions; (ix) create dividend or other payment restrictions affecting subsidiaries; (x) merge or consolidate the Parent or any of the guarantors; and (xi) transfer to sell assets. These covenants are subject to a number of exceptions as defined in the agreement.

NOTE 10 -- EMPLOYEE BENEFIT PLANS

     Employees of UpRight participate in a Taxsaver's Investment Plan (UpRight 401(k) Plan). The UpRight 401(k) Plan was originally adopted effective as of January 1, 1984 as an addition to the Company's Employee Stock Ownership Plan, originally adopted in January 1, 1975. The Company's Employee Stock Ownership Plan was terminated in 1987. UpRight makes fixed contributions to the UpRight 401(k) Plan for each year in an amount equal to 4% of the compensation of all eligible participants, plus up to an additional 2% matching of participants' contributions. The UpRight 401(k) Plan also contains features that allow employees to save money before paying Federal income tax on the amount saved. The UpRight 401(k) Plan covers all employees who have at least one year of service, and is administrated by a Plan Committee, whose members are appointed by UpRight's Board of Directors. The UpRight 401(k) Plan is intended to conform to the provisions of the Employee Retirement Income Security Act of 1974. Contributions to the UpRight 401(k) Plan are fully vested as of December 31 in the year in which such contributions were made. Contributions of approximately $474, $426 and $540 were made by UpRight during 1995, 1996 and 1997, respectively. Employees of Horizon participate in the Horizon High Reach 401(k) Plan (Horizon 401(k) Plan). Participation in this defined contribution plan is available to all full-time employees who have completed at least one year of service and have attained the age of 21. Horizon makes fixed contributions to the Horizon 401(k) Plan for each year in an amount up to 4% of the compensation of all eligible participants. In addition

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

to the fixed annual contribution, Horizon is required to make a matching contribution equal to the participant's elective contribution up to 2% of the participant's compensation for the calendar year. Employee contributions to the Horizon 401(k) Plan are fully vested. Employer contributions are vested in 20% annual increments beginning after the second year of participation in the Horizon 401(k) Plan, with full vesting occurring after the sixth year of participation. Employees are fully vested upon their 65th birthday. Employees of Horizon who had been employed by UpRight or Horizon for one year as of December 31, 1993 are fully vested in the Horizon 401(k) Plan. During 1995, 1996 and 1997, Horizon expensed and accrued $293, $314 and $350, respectively, under the Horizon 401(k) Plan.

NOTE 11 -- CAPITAL STOCK

     The Company is authorized to issue 70 shares of its $1 par value Class A common stock and 35 shares of its $1 par value Class B common stock. At July 2, 1995, June 30, 1996 and June 29, 1997, 55 shares of Class A common stock and 5 shares of Class B common stock were issued and outstanding. The Class A and Class B shares have equal voting rights and, subject to the rights of the Company's preferred shares, equal rights as to dividends and other distributions.

     The Company is also authorized to issue 25 shares of its $1 par value preferred stock, all of which was issued and outstanding at July 2, 1995, June 30, 1996 and June 29, 1997. The preferred shares have no voting rights and have preference over both classes of common stock as to dividends and other distributions. The preferred shares are entitled to a $10 per share preferential distribution before any distribution to common share holders in the event the Company is dissolved or liquidated.

NOTE 12 -- PROVISION FOR INCOME TAXES

     The provision for income taxes consists of the following:

                                                            1995       1996       1997
                                                           ------     ------     ------
        Current
          Federal........................................  $   41     $  753     $3,841
          State..........................................      30        176      1,347
                                                           ------     ------     ------
                                                               71        929      5,188
        Deferred.........................................   2,537      5,118        943
                                                           ------     ------     ------
                                                           $2,608     $6,047     $6,131
                                                           ======     ======     ======

     The following is a summary of deferred tax assets and liabilities:

                                                  1995                   1996                   1997
                                          --------------------   --------------------   --------------------
                                          CURRENT   NONCURRENT   CURRENT   NONCURRENT   CURRENT   NONCURRENT
                                          -------   ----------   -------   ----------   -------   ----------
Deferred tax liabilities resulting from
  taxable temporary differences.........  $    --    $ (1,833)   $    --    $ (2,390)   $  (321)   $ (4,128)
Deferred tax assets resulting from
  deductible temporary differences and
  tax credit forwards...................    1,002       5,376      1,003       1,286      1,412       1,993
                                           ------     -------     ------     -------     ------     -------
                                          $ 1,002    $  3,543    $ 1,003    $ (1,104)   $ 1,091    $ (2,135)
                                           ======     =======     ======     =======     ======     =======

     The provision for income taxes differs from the expense that would result form applying Federal statutory rates to income before taxes because of the inclusion of a provision for state income taxes. In addition, the provision includes deferred income taxes resulting from adjustments in the amount of temporary differences.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

The Company concluded that a deferred tax asset valuation allowance as of July 2, 1995, June 30, 1996 and June 29 1997, was not necessary.

NOTE 13 -- REORGANIZATION OF UPRIGHT, INC.

     Effective July 3, 1994, UpRight's Board of Directors approved the elimination of UpRight's accumulated deficit through an accounting reorganization of its equity accounts (a quasi-reorganization). The quasi-reorganization, as reflected in the accompanying consolidated financial statements, did not result in the revaluation of any assets or liabilities of UpRight, because the fair values were estimated to approximate book values.

     The purpose of the quasi-reorganization was to provide users of UpRight's financial statements with a "fresh start" presentation of UpRight's operations subsequent to the spin off of its former retail operating division into Horizon, a separate wholly-owned subsidiary of the Company (see note 1).

     The reorganization of Horizon into a separate subsidiary and UpRight's quasi-reorganization were all significant aspects of the Company's efforts to strategically refocus its capital resources and operational structure.

NOTE 14 -- CUSTOMER SEGMENTS

     Revenue from customer geographical segments were as follows:

                                               1995               1996               1997
                                           -------------     --------------     --------------
    U.S., Canada and Latin America.......  $67,486    79%    $ 92,813    78%    $ 96,774    69%
    Europe...............................   12,920    15       19,550    17       35,295    25
    Pacific Rim..........................    4,751     6        5,540     5        7,835     6
                                           -------   ---     --------   ---     --------   ---
                                           $85,157   100%    $117,903   100%    $139,904   100%
                                           =======   ===     ========   ===     ========   ===

NOTE 15 -- CONTINGENCIES

     The Company and its subsidiaries have various product liability claims and suits pending. The Company's policy is to defend each suit vigorously, regardless of the amount sought in damages. Although the outcome of such litigation cannot be predicted with certainty, it is the opinion of management, based on the advice of legal counsel and other considerations, that all claims, legal actions, complaints and proceedings which have been filed or are pending against the Company and its subsidiaries, as well as possible future claims are adequately covered by reserves or insurance, and are not expected to have a material adverse effect on the Company's consolidated financial position.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

NOTE 16 -- RELATED PARTY TRANSACTIONS

     Included in the financial statements are the following related party balances and transactions.

                                                                    1996        1997
                                                                   -------     -------
        Balances due from related parties........................  $ 1,800     $ 8,989
        Note payable due to related party........................   13,463          --
        Interest and other payables due to related party.........    2,190       1,468
        Revenues from related parties............................   19,549      28,695
        Cost of revenues from related parties....................   13,596      19,942
        Purchases from related parties...........................    1,727       3,577
        Marketing expense paid to related parties -- net.........      740       1,066
        Service agreement fees...................................       --         800
        Fees associated with debt issue..........................       --         700
        Reimbursement of computer system costs...................       --          80
        Interest expense to related party........................    1,065         699

     During fiscal 1997, both UpRight and Horizon entered into corporate services agreements (the "Corporate Services Agreements") with Griffin Group International Management LTD ("Griffin") an affiliate of the Company. Pursuant to the Corporate Services Agreements, Griffin provides consulting services to UpRight and Horizon in various areas including operations, finance and accounting, asset management, strategic planning and policy, management organization, marketing, technology and communications and public relations. During fiscal 1997, UpRight and Horizon paid Griffin $800 for services rendered by Griffin pursuant to the Corporate Services Agreements. The Corporate Services Agreements terminated on June 29, 1997. On May 12, 1997 the Company entered into a corporate services agreement with Griffin pursuant to which Griffin will, for a term of one fiscal year commencing June 30, 1997, provide consulting services to the Company, UpRight and Horizon in various areas including operations, finance and accounting, asset management, strategic planning and policy, management organization, marketing, technology, communications, public relations and SEC compliance and reporting.

NOTE 17 -- CONCENTRATIONS OF CREDIT RISK

     Financial instruments that subject the Company to concentration of credit risk are cash equivalents and trade receivables. Cash equivalents consist principally of short-term money market funds. These instruments are short-term in nature and bear minimal risk. To date, the Company has not experienced significant losses on these instruments.

     The Company maintains cash balances at financial institutions located in various domestic banks. Accounts are insured by the Federal Deposit Insurance Corporation up to $100. At June 29, 1997, the Company's uninsured cash balance totaled $80,163.

     The Company performs on-going credit evaluations of its customer's financial conditions. Security is required on all accounts with credit limits in excess of $50. UCC financing statements are filed, when necessary, for U.S. customers and sixty days (from invoice date) letter of credit are required for export shipments.

              W.R. CARPENTER NORTH AMERICA, INC. AND SUBSIDIARIES

                 JULY 2, 1995, JUNE 30, 1996 AND JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

NOTE 18 -- SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOWS

     Noncash investing and financing activities:

          During fiscal years 1995, 1996 and 1997 the Company entered into capital lease financing arrangements whereby it acquired equipment for notes payable in the amount of $794, $3,171 and $4,075, respectively.

NOTE 19 -- RECENT ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." The statement is effective for financial statements for periods ending after December 15, 1997 and changes the method in which earnings per share will be determined. Adoption of this statement by the Company will not have a material impact on earnings per share.

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To be Disposed Of " ("Statement 121"). Statement 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangible and goodwill related to those assets to be held and used. It also addresses the accounting for long-lived assets and certain identifiable intangibles to be disposed of. Statement 121 establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value. Statement 121 was effective for fiscal years beginning after December 15, 1995. The impact of the adoption of Statement 121 did not have a material adverse effect on the Company's consolidated financial condition or results of operations.

============================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             -----
Available Information......................      2
Certain Definitions........................      3
Prospectus Summary.........................      4
Risk Factors...............................     19
The Exchange Offer.........................     27
Use of Proceeds............................     36
Capital Expansion Program..................     37
Capitalization.............................     39
Selected Historical and Pro Forma
  Consolidated Financial Data..............     40
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................     43
Business...................................     47
Management.................................     61
Security Ownership of Certain Beneficial
  Owners...................................     63
Certain Relationships and Related
  Transactions.............................     64
Description of Certain Indebtedness........     65
Description of the Notes...................     67
Certain Federal Income Tax
  Considerations...........................     92
Plan of Distribution.......................     92
Legal Matters..............................     93
Experts....................................     93
Index to Consolidated Financial
  Statements...............................    F-1

  UNTIL JANUARY 20, 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN SELLING EXCHANGE NOTES RECEIVED IN EXCHANGE FOR ORIGINAL NOTES HELD FOR THEIR OWN ACCOUNT. SEE "PLAN OF DISTRIBUTION."

============================================================
============================================================
                                 W.R. CARPENTER
                              NORTH AMERICA, INC.
                             OFFER TO EXCHANGE ITS
                          10 5/8% SENIOR SUBORDINATED
                                NOTES DUE 2007,
                        WHICH HAVE BEEN REGISTERED UNDER
                   THE SECURITIES ACT, FOR ANY AND ALL OF ITS
                    OUTSTANDING 10 5/8% SENIOR SUBORDINATED
                                 NOTES DUE 2007
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                                OCTOBER 22, 1997
============================================================